

CROSSFIRST
BANKSHARES, INC.

2022 Annual Report

2022 Highlights

TOTAL ASSETS

$**6.6** BILLION

Since 2019, we grew our balance sheet by $1.7 billion or over 33%

ADJUSTED RETURN ON COMMON EQUITY (ROE)[1]

11.11%

Adjusted ROE improved from 5.18% in 2019 to 11.11% in 2022

LOANS GREW

$**1.1** BILLION

for the year or 26% (excluding the Central acquisition, loans grew 17% for the year)

DEPOSITS GREW

$**968** MILLION

for the year or 21% (excluding the Central acquisition, deposits grew 9% for the year)

ADJUSTED NET INCOME[1]

$**68.6** MILLION

for the year, delivering $1.37 in adjusted diluted earnings per share[1]

NON-PERFORMING ASSETS TO TOTAL ASSETS

0.20%

Credit quality improved meaningfully with the non-performing assets ratio at 0.20% at year-end 2022

[1] *Represents a non-GAAP financial measure. Non-GAAP results should not be substituted as a measure of our performance but instead should be used along with GAAP results as a supplemental measure of financial performance. These non-GAAP financial measures are used by management along with GAAP results to analyze our business, to make strategic decisions, and to assess long-term trends on a comparable basis. Please see "Non-GAAP Financial Measures" in Management Discussion and Analysis of our annual report on Form 10-K for the year ended December 31, 2022 for a reconciliation of these items to GAAP results.*

CrossFirst Bank acquired Farmers & Stockmens Bank ("Central") via merger on November 22, 2022.

Dear Fellow CrossFirst Stockholder,

I always look forward to this annual opportunity to share an update on CrossFirst's financial performance, as well as offer a preview of what's to come in the year ahead.

As we entered last year, we did so under the mantra of "always accelerating." The idea was to build on the solid framework we already had in place and position ourselves for future success. The always accelerating mindset and approach is core to what we do and who we are at CrossFirst, and last year's results prove that. One of the major drivers of growth was our acquisition of Central, giving CrossFirst a presence in Colorado and New Mexico for the first time.

In addition to expansion through acquisition, we also continue to grow organically in other markets, particularly in Arizona and North Texas. The leadership teams we have in place in these locations are second to none and fully committed to building our brand and expanding our offerings in those fast-growing communities. Going forward, we will continue to be opportunistic in evaluating acquisition targets, looking for partners that are strong strategic and cultural fits to CrossFirst.

In terms of 2022 financial performance, we reported **$68.6 million in adjusted net income**[1] for the year, or **adjusted diluted earnings per share of $1.37**[1]. We also **grew loans by 26%** for the year, with 17% of that growth being organic, and demand deposits grew from 13% to 25% of total deposits. When we look back to our initial public offering in August 2019, and all that has happened at the Bank and to our industry and country since, I am incredibly proud of the progress we have made. We have worked hard to deploy the capital we raised during the IPO through organic balance sheet growth, share buybacks, and now a successful acquisition. Since our IPO:

- We have grown our **balance sheet** by **$1.7 billion** or over 33%
- **Demand deposits** have grown from 13% to **25% of total deposits**
- **Net Interest Margin – Fully Tax Equivalent ("FTE")**[1] has improved from 3.32% for 2019 to **3.50% for 2022**
- **Credit quality** has substantially improved with our non-performing assets ratio declining from 0.97% as of the end of 2019 to **only 0.20%** as of the end of 2022
- **Operating revenue** has grown to **$211 million in 2022**. That is an increase of $61 million or more than 40% from our total operating revenue in 2019
- **Adjusted ROE**[1] improved from 5.18% in 2019 to **11.11% in 2022**

As we look to 2023 and the years ahead, we are focused on optimizing growth. We continue to make significant investments in our people, processes, and technology platforms, and this year we are committed to optimizing those investments to benefit our clients and our financial performance. We know there continues to be economic uncertainty given continued inflation, a high interest rate environment, and the ongoing threat of recession. Regardless of what may happen outside of our control, I am confident in our team's ability to continually deliver extraordinary service and help our clients achieve their financial dreams.

In closing, I want to thank you, our stockholders. Your investment in CrossFirst reflects your confidence in us. We will never stop working to create and deliver value for our employees, our clients, and our communities as **One Team**, operating as **One Bank**, with a **Shared Vision**.

Sincerely,



MICHAEL J. MADDOX
PRESIDENT AND CEO, CROSSFIRST BANKSHARES, INC.



Expanding Our Market Presence

In addition to our original corporate footprint along the I-35 corridor, we have entered high-growth metro markets such as Frisco, Phoenix, and most recently, Denver and Colorado Springs with the acquisition of Central. We believe our presence in these markets will accelerate CrossFirst's growth trajectory and strengthen the Company's financial profile for continued success.



Phoenix

Colorado Springs
Denver

Wichita

Leawood
Kansas City Plaza
Corporate HQ

Clayton
Roy
Des Moines

Oklahoma City
Tulsa

Dallas
Frisco
Dallas Preston Center
Fort Worth

Current CrossFirst Bank Locations

Future CrossFirst Bank Locations



Optimizing for Growth

The team at CrossFirst continues to support one another, build client trust in the markets we serve, and deliver on our extraordinary service promise by working as One Team, operating as One Bank, with a Shared Vision. This mindset is what has guided us through the challenges of the past several years, and what continues to set us apart as our business model expands and becomes more diverse.

Working as One Team, operating as One Bank, with a Shared Vision.

DIVERSIFYING OUR OFFERING

To meet the evolving needs of our growing client base, we have added and expanded industry verticals, including sponsor finance, financial institutions, SBA, residential mortgage, and franchise finance. Our talented team of bankers has years of experience crafting informed and tailored solutions based on industry-specific expertise, and we are excited to extend our capabilities and knowledge to clients through these dedicated verticals.

ENHANCING CLIENT EXPERIENCE

Continued investment in technology is an important part of our ability to offer extraordinary client service. Last year, as part of this process, we made significant enhancements to our digital banking platform. This year we look forward to building on the robust capabilities of our new platform to enhance our clients' digital experience.

GROWING OUR TEAM

As One Team, we work to serve our clients and communities in extraordinary ways through relationship-based banking. Our ability to grow, as well as achieve our Shared Vision, begins and ends with our people. At CrossFirst, we work tirelessly to recruit and retain top industry talent. We hire based on character, commitment, competence, and connection. From day one, we reinforce those values through continuous training and professional development, so our commitment to serving clients remains steadfast.

Accelerating Our Financial Performance

OPERATING REVENUE

5 YEARS of continued operating revenue increase



- $116.5M (2018): $6.1M / $110.4M
- $150.2M (2019): $8.7M / $141.5M
- $172.0M (2020): $11.7M / $160.3M
- $182.4M (2021): $13.7M / $168.7M
- $210.8M (2022): $17.3M / $193.5M

■ Net Interest Income ■ Non-Interest Income

TOTAL LOANS, NET OF UNEARNED FEES



- 2018: $3,061B
- 2019: $3,852B
- 2020: $4,442B
- 2021: $4,256B
- 2022: $5,373B

PRE-TAX PRE-PROVISION PROFIT (PTPP PROFIT)[1]

PTPP profit increased in 2022 by 7.4%

$89.1 MILLION



- $30.7M (2018): $13.5M / $17.2M
- $62.5M (2019): $29.9M / $32.6M
- $72.0M (2020): $56.7M / $15.3M
- $83.0M (2021): $87.0M / -$4.0M
- $89.1M (2022): $11.5M / $77.6M

■ Provision for Credit Losses ■ Net Income Before Taxes (GAAP)

TOTAL DEPOSITS



- 2018: $3,208B
- 2019: $3,924B
- 2020: $4,695B
- 2021: $4,684B
- 2022: $5,651B

NON-PERFORMING ASSETS / TOTAL ASSETS

0.20% Year-end non-performing assets ratio



- 2018: 0.43%
- 2019: 0.97%
- 2020: 1.39%
- 2021: 0.58%
- 2022: 0.20%

TOTAL ASSETS



- 2018: $4,107B
- 2019: $4,931B
- 2020: $5,659B
- 2021: $5,621B
- 2022: $6,601B

[1] *Represents a non-GAAP financial measure. PTPP Profit is reconciled within this table to Net Income Before Taxes (GAAP), which is the most comparable financial measure calculated in accordance with GAAP, adjusted for Provision for Credit Losses.*

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 001-39028

CROSSFIRST BANKSHARES, INC.

(Exact Name of Registrant as Specified in its Charter)

Kansas	**26-3212879**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
11440 Tomahawk Creek Parkway	
Leawood KS	**66211**
(Address of principal executive offices)	(Zip Code)

(913) 901-4516

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	CFB	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and ''emerging growth company'' in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicated by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officer during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2022, the aggregate market value of voting stock held by nonaffiliates of the Registrant was $598,256,894 (based on the June 30, 2022, closing price of CrossFirst Bankshares, Inc. Common Shares of $13.20 as reported on the NASDAQ Global Select Market).

As of February 23, 2023, the registrant had 48,494,877 shares of common stock, par value $0.01, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE: Part III of this Annual Report on Form 10-K incorporates by reference certain information from the registrant's definitive proxy statement with respect to its 2023 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

Statements made in this report, the annual report to shareholders of which this report is made a part, other reports and proxy statements filed with the SEC, communications to shareholders, press releases and oral statements made by representatives of the Company that are not historical in nature, or that state the Company's or management's intentions, hopes, beliefs, expectations, plans, goals or predictions of future events or performance, may constitute "forward-looking statements" within the meaning of Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as "may," "might," "should," "could," "predict," "potential," "believe," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "strive," "projection," "goal," "target," "aim," "would," "annualized" and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates, and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

- our ability to effectively execute our expansion strategy and manage our growth, including identifying and consummating suitable mergers and acquisitions and integrating merged and acquired companies;

- uncertain or unfavorable general economic or market conditions, including possible slowing or recessionary economic conditions and continuing or increasing inflation, and other conditions affecting our market areas in Kansas, Missouri, Oklahoma, Texas, Arizona, Colorado and New Mexico, including a decrease in or the volatility of oil and gas prices or agricultural commodity prices within the region;

- changes in the anticipated rate hikes by the Federal Open Market Committee;

- fluctuations in interest rates and the fair value of our investment securities, which could have an adverse effect on our profitability;

- the geographic concentration of our markets in Kansas, Missouri, Oklahoma, Texas, Arizona, Colorado and New Mexico;

- concentrations of loans secured by real estate and energy located in our market areas;

- risks associated with our commercial loan portfolio, including the risk for deterioration in value of the general business assets that secure such loans;

- borrower and depositor concentration risks;

- risks associated with the continued outbreak of COVID-19 and its variants;

- our ability to maintain our reputation;

- our ability to successfully manage our credit risk and the sufficiency of our allowance;

- reinvestment risks associated with a significant portion of our loan portfolio maturing in one year or less;

- our ability to attract, hire and retain qualified management personnel;

- our dependence on our management team, including our ability to retain executive officers and key employees and their client and community relationships;

- competition from banks, credit unions and other financial services providers;

- our ability to maintain sufficient liquidity and capital;

- system failures, service denials, cyber-attacks and security breaches;

- our ability to maintain effective internal control over financial reporting;

- employee error, fraudulent activity by employees or clients and inaccurate or incomplete information about our clients and counterparties;

- increased capital requirements imposed by banking regulators, which may require us to raise capital at a time when capital is not available on favorable terms or at all;

- costs and effects of litigation, investigations or similar matters to which we may be subject, including any effect on our reputation;

- severe weather, acts of god, acts of war or terrorism;

- compliance with governmental and regulatory requirements, including the Dodd-Frank and Wall Street Consumer Protection Act ("Dodd-Frank Act") and other regulations relating to banking, consumer protection, securities and tax matters;

- changes in the laws, rules, regulations, interpretations or policies relating to financial institutions, accounting, tax, trade, monetary and fiscal matters, including the policies of the Federal Reserve and as a result of initiatives of the current administration;

- risks associated with our common stock; and

- those factors set forth below under the heading "Part I, Item 1A. Risk Factors," in this Annual Report on Form 10-K

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this report. Because of these risks and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results indicated by the forward-looking statements in this report. In addition, our past results of operations are not necessarily indicative of our future results. Accordingly, no forward-looking statements should be relied upon, which represent our beliefs, assumptions and estimates only as of the dates on which such forward-looking statements were made. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

CrossFirst Bankshares, Inc.
2022 Form 10-K Annual Report
Table of Contents

Part I

ITEM 1.   BUSINESS

<u>Our Company</u>

CrossFirst Bankshares, Inc., a Kansas corporation and registered bank holding company (the "Company"), is the holding company for CrossFirst Bank (the "Bank"). The Company was initially formed as a limited liability company, CrossFirst Holdings, LLC, on September 1, 2008, to become the holding company for the Bank and converted to a corporation in 2017. The Bank was established as a Kansas state-chartered bank in 2007 and provides a full suite of financial services to businesses, business owners, professionals, and their personal networks through our branch offices located in Kansas, Missouri, Oklahoma, Texas, Arizona, Colorado and New Mexico.

Unless we state otherwise or the context otherwise requires, references in the below section to "we," "our," "us," "ourselves," "our company," and the "Company" refer to CrossFirst Bankshares, Inc., a Kansas corporation, its predecessors and its consolidated subsidiaries. References to "CrossFirst Bank" and the "Bank" refer to CrossFirst Bank, a Kansas chartered bank and our wholly owned consolidated subsidiary.

Since opening our first branch in 2007, we have grown organically primarily by establishing new branches, attracting new clients and expanding our relationships with existing clients, as well as through three strategic acquisitions. Since inception, our strategy has been to be a trusted partner providing customized financial solutions for our clients, which we believe has driven value for our stockholders. We are committed to a culture of serving our clients and communities in extraordinary ways by providing personalized, relationship-based banking. We believe that success is achieved through establishing and growing the trust of our clients, employees, stockholders, and communities. We remain focused on growth and are equally focused on building stockholder value through greater efficiency and increased profitability. We intend to execute our strategic plan through the following:

- Continue organic growth;

- Selectively pursue opportunities to expand through acquisitions or new market development;

- Improve financial performance;

- Attract, retain and develop talent;

- Maintain a branch-light business model with strategically placed locations; and

- Leverage technology to enhance the client experience and improve profitability.

<u>Developments during the Fiscal Year ended December 31, 2022</u>

In May of 2022, the Company announced a new share repurchase program under which we could repurchase up to $30 million of Company common stock. This program remains in effect. The Company completed the share repurchase program previously announced in October 2021 during the third quarter of 2022. During 2022, the Company repurchased $36 million, representing 2,448,428 common shares, at an average price per share of $14.61 under both repurchase programs.

The Company announced on June 13, 2022, an agreement under which CrossFirst Bank would acquire Central Bancorp, Inc.'s bank subsidiary, Farmers & Stockmens Bank ("Central"), in an all-cash transaction. The transaction was closed on November 22, 2022.

In June 2022, Amy Abrams was appointed as the Company's General Counsel and Corporate Secretary.

In June of 2022, the Company announced the promotion of W. Randall Rapp, the Bank's current Chief Risk and Credit Officer, to the position of President of the Bank, to be effective July 1, 2022. In his new role, Mr. Rapp has responsibility for production, credit, operations, risk and technology of the Bank and reports to the Chief Executive Officer of the Bank and the Company. In connection with his promotion, Mr. Rapp relinquished the position of Chief Risk and Credit Officer of the Bank. With this promotion, the roles of President and Chief Executive Officer of the Bank, formerly held by Michael J. Maddox, were split, and Mr. Maddox continues as the Chief Executive Officer of the Bank and President and Chief Executive Officer of the Company. Jenny Payne was named Chief Risk Officer of the Bank, and Tom Robinson was named Chief Credit Officer of the Bank.

We continued our expansion into high growth metro markets such as: Frisco, Phoenix, Denver, and Colorado Springs, and we added and expanded industry verticals including Sponsor Finance, Financial Institutions, SBA, Residential Mortgage and Franchise Finance.

We launched our new digital banking platform in the fourth quarter, providing enhanced online tools and resources for our clients. The Q2 platform provides a responsive design with features and functionality parity between online and mobile banking and gives the Company the ability to enhance our digital client experience with additional revenue generating opportunities.

Products and Services

The Bank operates as a regional bank providing a broad offering of deposit and lending products to commercial and consumer clients. The Bank's branches are strategically located in Kansas, Missouri, Oklahoma, Texas, Arizona, Colorado and New Mexico. Our approach to banking starts with our extraordinary service commitment. Our approach is highly tailored to our clients with the ability to customize products and services to meet our clients' individual needs. In addition to our branch locations, we also offer private banking solutions and commercial banking solutions. Private banking services offer clients an enhanced level of service through the support of a dedicated Private Banker. Our commercial banking teams are run by experienced business leaders who understand the unique challenges and opportunities that come from running and growing a business. Our commercial banking solutions across lending, deposits and treasury management are designed to meet the needs of our client regardless of size or industry. We serve consumer clients though our branch network as well as our digital banking products.

We focus on the following loan categories: (i) commercial and industrial loans, including enterprise value lending; (ii) commercial real estate loans; (iii) construction and development loans, including home builder lending; (iv) residential real estate loans; (v) multifamily real estate loans; (vi) energy loans; (vii) Small Business Administration ("SBA") loans; (viii) consumer loans; and (ix) secondary market mortgage loans.

We also offer deposit banking products including: (i) personal and business checking and savings accounts; (ii) international banking services; (iii) treasury management services; (iv) money market accounts; (v) certificates of deposits; (vi) negotiable order of withdrawal accounts; (vii) automated teller machine access; and (viii) mobile banking.

Competition

The banking and financial services industry is highly competitive, and we compete with a wide range of financial institutions within our markets, including local, regional and national commercial banks and credit unions. We also compete with mortgage companies, trust companies, brokerage firms, consumer finance companies, securities firms, insurance companies, third-party payment processors, financial technology ("Fintech") companies, and other financial intermediaries. Some of our competitors are not subject to the regulatory restrictions and level of regulatory supervision applicable to us.

Human Capital Resources

Employee Profile

As of December 31, 2022, the Company had 465 full-time equivalent employees primarily in locations across the states of Kansas, Missouri, Oklahoma, Texas, Arizona, Colorado and New Mexico; however, technology has allowed us to expand our reach to include a larger demographic with more remote employees working outside of our physical locations and throughout the country. None of our employees are parties to a collective bargaining agreement, and we consider our relationship with our employees to be good. During fiscal year 2022 we hired 212 employees (including as part of the acquisition of Farmers & Stockmens Bank). Our regretted turnover rate was 14.6% in fiscal year 2022, which we believe was due primarily to a competitive labor market and a shortage of talent.

We believe a diverse workforce is critical to long-term success and seek to build and maintain a diverse and inclusive environment. As of December 31, 2022, approximately 61% of our current workforce self-identifies as female and 39% as male. As of December 31, 2022, 45% of our executive and senior leadership team self-identifies as female.

Culture

We strive to attract, retain, and develop top talent with diverse knowledge, perspectives, and experience to achieve our strategic objectives. Our Chief Human Resources Officer, reporting directly to our Chief Executive Officer, oversees our human capital management strategies. In addition, our Board of Directors is actively involved in our human capital management in its oversight of our long-term strategy and through its committees and engagement with management.

We have a strengths-based culture where our employees utilize their strengths to set the course and are empowered to deliver extraordinary services for our clients. We strive to maintain our high-performing culture and be an "employer of choice" by creating an inclusive environment that attracts and retains high-quality, engaged employees who embody our core values of character, competence, commitment and connection. We are focused on sourcing and hiring talent that will be a cultural fit to our core values and have backgrounds that are as diverse as the clients we serve.

Pay Equity

We believe our employees should be compensated on their experience and performance for the roles they fulfill, and our goal is to attract, retain and develop top-quality talent. To deliver on that commitment, we set pay ranges based on banking market data and consider factors such as an employee's role and experience, the location of their job, and their performance. We also regularly review our compensation practices, both in terms of our overall workforce and individual employees, to ensure our pay is fair and equitable.

Diversity, Equity and Inclusion

We believe that an equitable and inclusive environment with diverse teams supports our core values and strategic initiatives. We are focused on maintaining and enhancing our inclusive culture through our CrossFirst Cares program, which represents our initiatives and efforts to support the diverse thoughts, ideas and perspectives of our employees and their wellbeing. Our IDEA Champions employee resource group is focused on promoting diversity, equity and inclusion, while supporting CrossFirst's core values and strengths-based culture. These groups enhance an inclusive culture through company events, participation in our recruitment efforts, training opportunities, and input into our development strategies. During 2022, we provided unconscious bias training for all employees.

Compensation and Benefits Program

As part of our compensation philosophy, we offer and maintain competitive total rewards programs to attract and retain superior talent throughout our market footprint. In addition to competitive base pay, we also offer annual incentive opportunities, long-term incentive opportunities, a Company-augmented Employee Stock Ownership Plan, Company-matched 401(k) Plan, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, parental leave, a Volunteer Time Off ("VTO") program, flexible work schedules, and employee assistance programs.

Community Involvement

We build strong relationships within the communities we serve, and we support the passions of our employees. We encourage our employees to volunteer their time and talent by serving on boards and supporting the communities where they live and work.

We understand that helping our employees devote their energies to causes that matter to them, to their communities and to those individuals who are most in need makes a broader impact. Our CrossFirst VTO program provides paid leave for these volunteer activities.

Our spirit of employee giving is also championed through our Generous Giving Program. Through this program, we offer every employee the opportunity to provide financial support for others by matching up to $500 per employee gift, per year. Our Generous Giving Program is designed to give our employees additional resources to make a difference in people's lives. Since its inception in 2017, our Generous Giving Program donations total approximately $490 thousand.

We focus on giving back to the communities we serve and providing opportunities to our employees to share in that effort. At the same time, we recognize that participating in these activities enriches all our lives.

Workplace Health, Safety and Wellness

The success of our business is fundamentally connected to the well-being of our people. Accordingly, we are committed to the health, safety and wellness of our employees. We provide our employees and their families with access to a variety of flexible and convenient health and welfare programs. This includes offering benefits to support their physical and mental well-being; providing tools and resources to help improve or maintain their health status; and offering choices where possible for employees to customize their benefits to meet their needs and the needs of their families. The COVID-19 pandemic led us to evaluate our operating environment to ensure our employees were able to continue working safely. As a result, we implemented significant changes including providing flexible work from home options for a large percentage of our employees, while implementing additional safety measures for employees continuing critical on-site work. We have continued to offer these for the benefit of our employees, clients and communities.

Annually, we conduct an all-employee engagement and satisfaction survey. We consistently have 90% participation in our engagement survey, scoring in the top third of companies compared to other Gallup organizations, with over 67% of our employees who are classified by Gallup as highly engaged.

During 2022, the Company received the WELL Health-Safety Rating through the International WELL Building Institute. This rating is an evidence-based, third-party verified rating for all new and existing buildings focused on operational policies, maintenance protocols, stakeholder engagement, and emergency plans to address a post COVID-19 environment.

Talent Development

We prioritize and invest in creating opportunities to help our employees grow and build their careers through a variety of training and development programs. These include online, classroom and on-the-job learning formats paired with an individualized development approach.

A core tenet of our talent system is to both develop talent from within and supplement with external candidates. This approach has yielded loyalty and commitment in our employee base which benefits our business, our products, and our clients. In 2022, over 17% of our current employees were promoted into roles with increased responsibilities. The addition of new employees and external ideas supports our culture of continuous improvement and a diverse and inclusive workforce.

Our performance management framework includes monthly business and functional reviews, along with one-on-one and quarterly forward-looking goal setting and development discussions, followed by annual opportunities for pay differentiation based on overall employee performance distinction.

Supervision and Regulation

The following is a general summary of the material aspects of certain statutes and regulations that are applicable to us. These summary descriptions are not complete. Please refer to the full text of the statutes, regulations, and corresponding guidance for more information. These statutes and regulations are subject to change, and additional statutes, regulations, and corresponding guidance may be adopted. We are unable to predict future changes or the effects, if any, that these changes could have on our business or our revenues.

General

We are extensively regulated under U.S. federal and state law. As a result, our growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the Office of the State Bank Commissioner of Kansas, the Federal Reserve, the Federal Deposit Insurance Corporation ("FDIC") and the Consumer Financial Protection Bureau ("CFPB"). Furthermore, tax laws administered by the Internal Revenue Service ("IRS") and state and local taxing authorities, accounting rules developed by the Financial Accounting Standards Board ("FASB"), securities laws administered by the Securities and Exchange Commission ("SEC") and state securities authorities and Anti-Money Laundering ("AML") laws enforced by the U.S. Department of the Treasury also impact our business. The effect of these statutes, regulations, regulatory policies and rules are significant to our financial condition and results of operations. Further, the nature and extent of future legislative, regulatory or other changes affecting financial institutions are impossible to predict with any certainty.

Federal and state banking laws impose a comprehensive system of supervision, regulation, and enforcement on the operations of banks, their holding companies and their affiliates. These laws are intended primarily for the protection of depositors, clients and the Deposit Insurance Fund of the FDIC ("DIF") rather than for stockholders.

This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that, while not publicly available, can affect the conduct and growth of their businesses.

Regulatory Capital Requirements

The federal banking agencies require that banking organizations meet several risk-based capital adequacy requirements known as the "Basel III Capital Rules." The Basel III Capital Rules implement the Basel Committee's December 2010 framework for strengthening international capital standards and certain provisions of the Dodd-Frank Act.

The Basel III Capital Rules require the Company and the Bank to comply with four minimum capital standards: (i) a tier 1 leverage ratio of at least 4.0%; (ii) a CET1 to risk-weighted assets of at least 4.5%; (iii) a tier 1 capital to risk-weighted assets of at least 6.0%; and (iv) a total capital to risk-weighted assets of at least 8.0%. CET1 capital is generally comprised of common stockholders' equity and retained earnings subject to applicable regulatory adjustments. Tier 1 capital is generally comprised of CET1 and additional tier 1 capital. Additional tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. We are permitted to include qualifying trust preferred securities issued prior to May 19, 2010 as additional tier 1 capital. Total capital includes tier 1 capital (CET1 capital plus additional tier 1 capital) and tier 2 capital. Tier 2 capital is generally comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock, and subordinated debt. Also included in tier 2 capital is the allowance for credit losses ("ACL"), formerly known as the allowance for loan and lease losses ("ALLL"), limited to a maximum of 1.25% of risk-weighted assets. The calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

The Basel III Capital Rules also establish a "capital conservation buffer" of 2.5% above the regulatory minimum risk-based capital requirements. An institution is subject to limitations on certain activities, including payment of dividends, share repurchases and discretionary bonuses to executive officers, if its capital level is below the buffered ratio.

The Basel III minimum capital ratios as applicable to the Bank and to the Company are summarized in the table below:

	Basel III Minimum For Capital Adequacy Purposes	Basel III Additional Capital Conservation Buffer	Basel III Ratio With Capital Conservation Buffer
Total risk based capital (total capital to risk-weighted assets)	8.00%	2.50%	10.50%
Tier 1 risk based capital (tier 1 to risk-weighted assets)	6.00	2.50	8.50
Common equity tier 1 risk based capital (CET1 to risk-weighted assets)	4.50	2.50	7.00
Tier 1 leverage ratio (tier 1 to average assets)	4.00%	—%	4.00%

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a banking organization's assets, including certain off-balance sheet assets are multiplied by a risk weight factor assigned by the regulations based on perceived risks inherent in the type of asset. As a result, higher levels of capital are required for asset categories believed to present greater risk.

As of December 31, 2022, the Company's and the Bank's capital ratios exceeded the minimum capital adequacy guideline percentage requirements under the Basel III Capital Rules.

Prompt Corrective Action

The Federal Deposit Insurance Act requires federal banking agencies to take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. For purposes of prompt corrective action, the law establishes five capital tiers: "well-capitalized," "adequately-capitalized," "under-capitalized," "significantly under-capitalized," and "critically under-capitalized." A depository institution's capital tier depends on its capital levels and certain other factors established by regulation. In order to be a "well-capitalized" depository institution, a bank must maintain a CET1 risk-based capital ratio of 6.5% or more, a tier 1 risk-based capital ratio of 8% or more, a total risk-based capital ratio of 10% or more and a leverage ratio of 5% or more (and is not subject to any order or written directive specifying any higher capital ratio). At each successively lower capital category, a bank is subject to increased restrictions on its operations.

As of December 31, 2022, the Bank met the requirements for being deemed "well-capitalized" for purposes of the prompt corrective action regulations and was not otherwise subject to any order or written directive specifying any higher capital ratios.

Enforcement Powers of Federal and State Banking Agencies

The federal banking regulatory agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver for financial institutions. Failure to comply with applicable laws and regulations could subject us and our officers and directors to administrative sanctions and potentially substantial civil money penalties.

The Company

General

As a bank holding company, the Company is subject to regulation and supervision by the Federal Reserve under the Bank Holding Company Act of 1956, as amended ("BHCA"). Under the BHCA, the Company is subject to periodic examination by the Federal Reserve. The Company is required to file with the Federal Reserve periodic reports of its operations and such additional information as the Federal Reserve may require.

Acquisitions, Activities and Change in Control

The BHCA generally requires the prior approval by the Federal Reserve for any merger involving a bank holding company or a bank holding company's acquisition of more than 5% of a class of voting securities of any additional bank or bank holding company or to acquire all or substantially all the assets of any additional bank or bank holding company.

Federal law also prohibits any person or company from acquiring "control" of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. "Control" is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 5% and 24.99% ownership.

Permitted Activities

The BHCA generally prohibits the Company from controlling or engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be "so closely related to banking as to be a proper incident thereto."

Additionally, bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity or that the Federal Reserve determines by order to be complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The Company has not elected to be a financial holding company, and we have not engaged in any activities determined by the Federal Reserve to be financial in nature or incidental or complementary to activities that are financial in nature.

Source of Strength

Bank holding companies, such as the Company, are required by statute to serve as a source of financial strength for their subsidiary depository institutions, by providing financial assistance to their insured depository institution subsidiaries in the event of financial distress. Under the source of strength requirement, the Company could be required to provide financial assistance to the Bank should it experience financial distress. Furthermore, the Federal Reserve has the right to order a bank holding company to terminate any activity that the Federal Reserve believes is a serious risk to the financial safety, soundness or stability of any subsidiary bank. The regulators may require these and other actions in support of controlled banks even if such action is not in the best interests of the bank holding company or its stockholders.

Safe and Sound Banking Practices

Bank holding companies and their nonbanking subsidiaries are prohibited from engaging in activities that represent unsafe and unsound banking practices or that constitute a violation of law or regulations. Under certain conditions the Federal Reserve may conclude that certain actions of a bank holding company, such as a payment of a cash dividend, would constitute an unsafe and unsound banking practice. The Federal Reserve also has the authority to regulate the debt of bank holding companies, including the authority to impose interest rate ceilings and reserve requirements on such debt. Under certain circumstances the Federal Reserve may require a bank holding company to file written notice and obtain its approval prior to purchasing or redeeming its equity securities, unless certain conditions are met.

Dividend Payments, Stock Redemptions and Repurchases

The Company's ability to pay dividends to its stockholders is affected by both general corporate law considerations and the regulations and policies of the Federal Reserve applicable to bank holding companies, including the Basel III Capital Rules. Generally, a Kansas corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus, as defined in and computed in accordance with K.S.A. 17-6404 and 17-6604, and amendments thereto, or in case there is not any surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, or both. If the capital of the corporation, computed in accordance with K.S.A. 17-6404 and 17-6604, and amendments thereto, is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, then no dividends may be paid out of such net profits until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired.

It is the Federal Reserve's policy that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. It is also the Federal Reserve's policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. Additionally, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.

Bank holding companies must consult with the Federal Reserve before redeeming any equity or other capital instrument included in tier 1 or tier 2 capital prior to stated maturity, if such redemption could have a material effect on the level or composition of the organization's capital base. In addition, bank holding companies are unable to repurchase shares equal to 10% or more of their net worth if they would not be well-capitalized (as defined by the Federal Reserve) after giving effect to such repurchase. Bank holding companies experiencing financial weaknesses, or that are at significant risk of developing financial weaknesses, must consult with the Federal Reserve before redeeming or repurchasing common stock or other regulatory capital instruments.

Other Regulation

As a company whose stock is publicly traded, the Company is subject to various federal and state securities laws, including the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Sarbanes-Oxley Act of 2002, and the Company files periodic reports with the Securities and Exchange Commission. In addition, because the Company's common stock is listed with The Nasdaq Stock Market LLC, the Company is subject to the listing rules of that exchange.

The Bank

General

The Bank is a Kansas state-chartered bank and is not a member bank of the Federal Reserve. As a Kansas state-chartered bank, the Bank is subject to the examination, supervision and regulation by the Office of the State Bank Commissioner of Kansas ("OSBCK"), the chartering authority for Kansas banks, and by the FDIC. The Bank is also subject to certain regulations of the CFPB.

The OSBCK supervises and regulates all areas of the Bank's operations including, without limitation, the making of loans, the issuance of securities, the conduct of the Bank's corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of banking offices. The FDIC is the Bank's primary federal regulatory agency, and periodically examines the Bank's operations and financial condition and compliance with federal law. In addition, the Bank's deposit accounts are insured by the DIF to the maximum extent provided under federal law and FDIC regulations, and the FDIC has certain enforcement powers over the Bank.

Depositor Preference

In the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors including the parent bank holding company with respect to any extensions of credit they have made to that insured depository institution.

Brokered Deposit and Deposit Rate Restrictions

In December of 2020, the FDIC finalized revisions to its regulations relating to brokered deposits and interest rate restrictions that apply to less than well-capitalized insured depository institutions. The final rule became effective April 1, 2021 and full compliance with the revised brokered deposit regulation was extended to January 1, 2022.

Well-capitalized institutions are not subject to limitations on brokered deposits, while adequately-capitalized institutions are able to accept, renew or roll over brokered deposits, only with a waiver from the FDIC and subject to certain restrictions on the yield paid on such deposits. Under-capitalized institutions are generally not permitted to accept, renew, or roll over brokered deposits and are subject to a deposit rate cap, pursuant to which the institutions would be prohibited from paying in excess of the higher of (1) 75 basis points above published national deposit rates or (2) for maturity deposits, 120 percent of the current yield on similar maturity U.S. Treasury obligations and, for non-maturity deposits, the federal funds rate plus 75 basis points, unless the FDIC determined that the institutions' local market rate was above the national rate. As of December 31, 2022, the Bank was eligible to accept brokered deposits without a waiver from the FDIC and was not subject to the deposit rate cap.

Deposit Insurance

As an FDIC-insured institution, the Bank is required to pay deposit insurance premiums to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. For deposit insurance assessment purposes, an insured depository institution is placed in one of four risk categories each quarter. An institution's assessment is determined by multiplying its assessment rate by its assessment base. The total base assessment rates range from 2.5 basis points to 42 basis points. While in the past an insured depository institution's assessment base was determined by its deposit base, amendments to the Federal Deposit Insurance Act revised the assessment base so that it is calculated using average consolidated total assets minus average tangible equity.

Additionally, the Dodd-Frank Act altered the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. The FDIC had until September 3, 2020 to meet the 1.35% reserve ratio target, but it announced in November 2018 that the DIF had reached 1.36%, exceeding the 1.35% reserve ratio target. At least semi-annually, the FDIC updates its loss and income projections for the DIF and, if needed, may increase or decrease the assessment rates, following notice and comment on proposed rule-making. However, as of June 30, 2020, the reserve ratio fell to 1.30%, below the statutory minimum of 1.35%. On September 15, 2020, the FDIC adopted a Restoration Plan to restore the reserve ratio to at least 1.35% within eight years. The FDIC projects that the reserve ratio will return to 1.35% without further action by the FDIC before the end of that eight-year period, but the FDIC will closely monitor deposit balance trends, potential losses, and other factors that affect the reserve ratio. As a result, the Bank's FDIC deposit insurance premiums could increase or decrease.

Audit Reports

Since the Bank is an insured depository institution with total assets of $1 billion or more, financial statements are prepared in accordance with Generally Accepted Accounting Principles ("GAAP"), management's certifications signed by the Company's and the Bank's chief executive officer and chief accounting or financial officer concerning management's responsibility for the financial statements, and an attestation by the auditors regarding the Bank's internal controls must be submitted to the FDIC and OSBCK. The Federal Deposit Insurance Corporation Improvement Act of 1991 requires that the Bank (or, as explained below, the Company) have an independent audit committee, consisting of outside directors who are independent of management of the Company and the Bank. The audit committee must include at least two members with experience in banking or related financial management, must have access to outside counsel and must not include representatives of large clients. Certain insured depository institutions with total assets of less than $5 billion, or $5 billion or more and a composite CAMELS (i.e., capital adequacy, assets, management capability, earnings, liquidity, sensitivity) rating of 1 or 2, may satisfy these audit committee requirements if its holding company has an audit committee that satisfies these requirements. The Company's audit committee satisfies these requirements.

Examination Assessments

Pursuant to the Kansas Banking Code, the expense of every regular examination, together with the expense of administering the banking and savings and loan laws, including salaries, travel expenses, supplies and equipment are paid by the banks and savings and loan associations of Kansas, which are generally allocated among them based on total asset size.

Capital Requirements

Banks are generally required to maintain minimum capital ratios. For a discussion of the capital requirements applicable to the Bank, see "Regulatory Capital Requirements" above.

Bank Reserves

The Federal Reserve requires all depository institutions to maintain reserves against some transaction accounts (primarily Negotiable Order of Withdrawal ("NOW") and Super NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve "discount window" as a secondary source of funds if the institution meets the Federal Reserve's credit standards. The Federal Reserve reduced the reserve requirement to 0% effective March 26, 2020.

Dividend Payments

A primary source of funds for the Company is dividends from the Bank. The Bank is not permitted to pay a dividend to the Company under certain circumstances, including if the Bank is under-capitalized under the prompt corrective action framework or if the Bank fails to maintain the required capital conservation buffer. The Kansas Banking Code also places restrictions on the declaration of dividends by the Bank to the Company. No dividend may be paid from the capital stock account of the Bank. The current dividends of the Bank may only be paid from undivided profits after deducting losses. Before declaring any cash dividend from undivided profits, the Bank's board of directors must ensure that the surplus fund equals or exceeds the capital stock account. If the surplus fund is less than the capital stock account, the Bank's board of directors may transfer 25% of the net profits of the Bank, since the last preceding dividend from undivided profits, to the surplus fund, except no additional transfers are required once the surplus fund equals or exceeds the capital stock account. Any other dividend (whether in cash or other property) from the Bank to the Company requires the prior approval of the OSBCK.

The payment of dividends by any financial institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be under-capitalized. As described above, the Bank exceeded its minimum capital requirements under applicable regulatory guidelines as of December 31, 2022.

Transactions with Affiliates

The Bank is subject to Sections 23A and 23B of the Federal Reserve Act (the "Affiliates Act") and the Federal Reserve's implementation of Regulation W. An affiliate of a bank under the Affiliates Act is any company or entity that controls, is controlled by or is under common control with the bank. Accordingly, transactions between the Company, the Bank and any nonbank subsidiaries will be subject to a number of restrictions. The amount of loans or extensions of credit which the Bank may make to nonbank affiliates, or to third parties secured by securities or obligations of the nonbank affiliates, are substantially limited by the Affiliates Act. Such acts further restrict the range of permissible transactions between a bank and an affiliated company. A bank and its subsidiaries may engage in certain transactions, including loans and purchases of assets, with an affiliated company only if the terms and conditions of the transaction, including credit standards, are substantially the same as, or at least as favorable to the bank as, those prevailing at the time for comparable transactions with non-affiliated companies or, in the absence of comparable transactions, on terms and conditions that would be offered to non-affiliated companies.

Loans to Directors, Executive Officers and Principal Stockholders

The authority of the Bank to extend credit to its directors, executive officers and principal stockholders, including their immediate family members and corporations and other entities they control, is subject to substantial restrictions and requirements under the Federal Reserve's Regulation O, as well as the Sarbanes-Oxley Act.

Limits on Loans to One Borrower

As a Kansas state-chartered bank, the Bank is subject to limits on the amount of loans it can make to one borrower. With certain limited exceptions, loans and extensions of credit from Kansas state-chartered banks outstanding to any borrower (including certain related entities of the borrower) at any one time may not exceed 25% of the capital of the bank. Certain types of loans are exempt from the lending limits, including loans fully secured by segregated deposits held by the bank or bonds or notes of the United States. A Kansas state-chartered bank may lend an additional amount if the loan is fully secured by certain types of real estate. In addition to the single borrower limitation described above, loans to a borrower and its subsidiaries generally may not exceed 50% of the capital of the bank. The Bank's legal lending limit to any one borrower was $176 million as of December 31, 2022.

Safety and Soundness Standards/Risk Management

The federal banking agencies have adopted guidelines establishing operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings. In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the financial institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If a financial institution fails to submit an acceptable compliance plan or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the financial institution's rate of growth, require the financial institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal bank regulatory agencies, including cease and desist orders and civil money penalty assessments.

Community Reinvestment Act ("CRA")

The CRA is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal bank regulatory agencies, in examining insured depository institutions, to assess their record of helping to meet the credit needs of their entire community, including low and moderate income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution's record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions or holding company formations.

The federal banking agencies have adopted regulations which measure a bank's compliance with its CRA obligations on a performance-based evaluation system. This system bases CRA ratings on an institution's actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. The ratings range from a high of "outstanding" to a low of "substantial noncompliance." The Bank had a CRA rating of "satisfactory" as of its most recent CRA assessment.

Anti-Money Laundering and the Office of Foreign Assets Control Regulation

The Company and the Bank must comply with the requirements of the Bank Secrecy Act ("BSA"). The BSA was enacted to prevent banks and other financial service providers from being used as intermediaries for, or to hide the transfer or deposit of money derived from, drug trafficking, money laundering, and other crimes. Since its passage, the BSA has been amended several times. These amendments include the Money Laundering Control Act of 1986, which made money laundering a criminal act, as well as the Money Laundering Suppression Act of 1994, which required regulators to develop enhanced examination procedures and increased examiner training to improve the identification of money laundering schemes in financial institutions. The USA Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("PATRIOT Act"), substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent, and report money laundering and terrorist financing. The regulations include significant penalties for non-compliance. Likewise, Office of Foreign Assets Control ("OFAC") administers and enforces economic and trade sanctions against targeted foreign countries and regimes under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. Financial institutions are responsible for, among other things, blocking accounts of and transactions with such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence. Failure of a financial institution to maintain and implement adequate anti-money laundering and OFAC programs, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Concentrations in Commercial Real Estate ("CRE")

Concentration risk exists when financial institutions deploy too many assets to any one industry or segment. Concentration stemming from CRE is one area of regulatory concern. The CRE Concentration Guidance, provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant CRE loan concentrations that may warrant greater supervisory scrutiny: (i) CRE loans exceeding 300% of capital and increasing 50% or more in the preceding three years; or (ii) construction and land development loans exceeding 100% of capital. The CRE Concentration Guidance does not limit banks' levels of CRE lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their CRE concentrations. If a concentration is present, management must employ heightened risk management practices that address the following key elements: (i) board and management oversight and strategic planning; (ii) portfolio management; (iii) development of underwriting standards; (iv) risk assessment and monitoring through market analysis and stress testing; and (v) maintenance of increased capital levels as needed to support the level of commercial real estate lending. On December 18, 2015, the federal banking agencies jointly issued a ''statement on prudent risk management for commercial real estate lending'' reminding financial institutions of developing risk management practices. See also "Risk Factors—A concentration in commercial real estate lending could cause our regulators to restrict our ability to grow" in this Form 10-K.

Consumer Financial Services

The Bank is subject to federal and state consumer protection statutes and regulations promulgated under those laws, including, without limitation, regulations issued by the CFPB. These laws and regulations could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among financial institutions.

Incentive Compensation Guidance

The federal bank regulatory agencies have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk management, control and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (i) balanced risk-taking incentives; (ii) compatibility with effective controls and risk management; and (iii) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization's supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization's federal supervisor may initiate enforcement action if the organization's incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, the Basel III capital rules limit discretionary bonus payments to bank executives if the institution's regulatory capital ratios fail to exceed certain thresholds. Although the federal bank regulatory agencies proposed additional rules in 2016 related to incentive compensation for all banks with more than $1 billion in assets, those rules have not yet been finalized. The scope and content of the U.S. banking regulators' policies on executive compensation are continuing to develop and are likely to continue evolving in the near future.

The Dodd-Frank Act requires public companies to include, at least once every three years, a separate non-binding ''say-on-pay'' vote in their proxy statement by which stockholders may vote on the compensation of the public company's named executive officers. In addition, if such public companies are involved in a merger, acquisition, or consolidation, or if they propose to sell or dispose of all or substantially all of their assets, stockholders have a right to an advisory vote on any golden parachute arrangements in connection with such transaction (frequently referred to as ''say-on-golden parachute'' vote). Other provisions of the Dodd-Frank Act may impact our corporate governance. For instance, the SEC adopted rules prohibiting the listing of any equity security of a company that does not have a compensation committee consisting solely of independent directors, subject to certain exceptions. In addition, the SEC adopted rules requiring all exchange-traded companies to adopt claw-back policies for incentive compensation paid to executive officers in the event of accounting restatements based on material non-compliance with financial reporting requirements, as required under Dodd-Frank. Those rules, however, remain subject to final listing standards to be issued by national securities exchanges. Additionally, the Company is an emerging growth company ("EGC") under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and therefore subject to reduced disclosure requirements related to, among other things, executive compensation.

Financial Privacy

The federal bank regulatory agencies have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services.

Impact of Monetary Policy

The monetary policy of the Federal Reserve has a significant effect on the operating results of financial or bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These tools are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

Other Pending and Proposed Legislation

Other legislative and regulatory initiatives which could affect the Company, the Bank and the banking industry in general may be proposed or introduced before the U.S. Congress, the Kansas Legislature and other governmental bodies in the future. Such proposals, if enacted, may further alter the structure, regulation and competitive relationship among financial institutions, and may subject the Company or the Bank to increased regulation, disclosure and reporting requirements. In addition, the various banking regulatory agencies often adopt new rules and regulations to implement and enforce existing legislation. It cannot be predicted whether, or in what form, any such legislation or regulations may be enacted or the extent to which the business of the Company or the Bank would be affected thereby.

Website Access to Company Reports

The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are available free of charge on the Company's website (investors.crossfirstbankshares.com) as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. In addition, copies of the Company's annual report will be made available, free of charge, upon written request. The Company does not intend for information contained in its website to be part of this annual report on Form 10-K.

ITEM 1A.   RISK FACTORS

In addition to the other information set forth in this report, you should carefully consider the following factors, which could materially affect our business, financial condition, results of operations or cash flows in future periods. While we believe we have identified and discussed below the key risk factors affecting our business, there may be additional risks and uncertainties not currently known to us or that we currently deem to be immaterial that may adversely affect our business, financial condition, results of operations, cash flows or share price in the future.

Risks Relating to Our Business and Market

A decline in general business and economic conditions and any regulatory responses to such conditions could have a material adverse effect on our business, financial position, results of operations and growth prospects.

Our business and operations, which primarily consist of lending money to clients in the form of loans and borrowing money from clients in the form of deposits, are sensitive to general economic conditions, particularly in Kansas, Missouri, Oklahoma, Texas, Arizona, Colorado and New Mexico. Unfavorable or uncertain economic and market conditions, including slowing or recessionary economic conditions, may constrain our growth and profitability from our lending and deposit operations, lead to credit quality concerns related to borrower repayment ability and collateral protection and reduce demand for the products and services we offer. Increases in inflation can adversely affect the value of our investment securities, increase the costs of our business operations and adversely affect the ability of our clients to repay their loans with us. The annual inflation rate in the United States has increased since 2021. Our business is also significantly affected by monetary and other regulatory policies, which are influenced by macroeconomic conditions and other factors beyond our control. The Federal Reserve Board has increased the target federal funds rate several times beginning in 2022. Uncertainty surrounding the federal fiscal policymaking process, the medium and long-term fiscal outlook of the federal government and future tax rates are concerns for businesses, consumers and investors. Adverse economic conditions and governmental policy responses to such conditions could have a material adverse effect on our business, financial position, results of operations and growth prospects.

Our profitability depends on interest rates generally, and we may be adversely affected by changes in market interest rates.

Our profitability depends in substantial part on our net interest income, which depends on many factors that are partly or completely outside of our control, including competition, economic conditions and monetary and fiscal policies. Since March 2022, in response to inflation, the target range for the federal funds rate has been steadily increasing. As it seeks to control inflation without creating a recession, the Federal Reserve has indicated further increases are expected. If the targeted federal funds rates are increased, overall interest rates will likely continue to rise, which will positively impact our net interest income but may negatively impact our ability to originate loans and deposits, reduce the carrying value of assets on our consolidated statements of financial position, reduce the value and marketability of loan collateral and create higher payment burdens for our borrowers (which may increase potential for default). The ratio of variable- to fixed-rate loans in our loan portfolio, the ratio of short-term (maturing at a given time within 12 months) to long-term loans and the ratio of our demand, money market and savings deposits to certificates of deposit (and their time periods) are the primary factors affecting the sensitivity of our net interest income to changes in market interest rates. Our ability to attract and maintain deposits, as well as our cost of funds, has been and will continue to be significantly affected by general economic conditions. In addition, as market interest rates rise, we will continue to have competitive pressure to increase the rates we pay on deposits. If we continue to increase interest rates paid to retain deposits, our earnings may be adversely affected. Fluctuations in market rates and other market disruptions are neither predictable nor controllable and may adversely affect our financial condition, earnings and results of operations. Stockholders' equity, specifically accumulated other comprehensive income (loss) ("AOCI"), is increased or decreased by the amount of change in the estimated fair value of our securities available-for-sale, net of deferred income taxes. Increases in long term interest rates generally decrease the fair value of securities available-for-sale, which adversely impacts stockholders' equity.

We may not be able to implement aspects of our growth strategy, which may adversely affect our ability to maintain our historical earnings trends.

We may not be able to sustain our growth at the rate we have enjoyed during the past several years, which has been driven primarily by new market expansion, the strength of commercial and industrial and real estate lending in our market areas and our ability to identify and attract high caliber experienced banking talent. A downturn in local economic market conditions, our failure to attract and retain high performing personnel and the inability to attract core funding and quality lending clients, among other factors, could limit our ability to grow at the rate we have in the past. Additionally, expenses may grow at a greater rate than revenues. Consequently, our historical results of operations will not necessarily be indicative of our future operations. Any limitation on our ability to grow may have a negative effect on our business, financial condition and results of operations.

We may not be able to manage the risks associated with our anticipated growth and expansion through de novo branching, mergers and acquisitions, new lines of business, or new offerings of services, products or product enhancements.

If our business continues to grow as anticipated, we may become more susceptible to risks related to both general growth and specific areas of growth. Generally, risks are associated with attempting to maintain effective financial and operational controls as we grow, such as maintaining appropriate loan underwriting and credit monitoring procedures, maintaining an adequate allowance for loan losses, controlling concentrations and complying with regulatory or accounting requirements. Such risks may result in, among other effects, increased loan losses, reduced earnings, potential regulatory penalties and future restrictions on growth. We may also be exposed to certain risks associated with the specific components of our growth strategy, as discussed in more detail below.

Expansion through De Novo Branching: Our growth strategy includes evaluating opportunities to grow through de novo branching. De novo branching carries with it certain potential risks, including significant startup costs and anticipated initial operating losses; an inability to gain regulatory approval; an inability to hire or retain qualified senior management to successfully operate the branch and integrate our corporate culture; challenges associated with securing attractive locations at a reasonable cost; poor market reception in locations where we do not have a preexisting reputation; unfavorable local economic conditions; and the additional strain on management resources and internal systems and controls.

Mergers and Acquisitions: As part of our growth strategy, we may continue to pursue mergers and acquisitions of banks and non-bank financial services companies within or outside our principal market areas. Mergers and acquisitions, including our recently completed acquisition of Farmers & Stockmens Bank, involve numerous risks associated with entry into new markets or locations; integration and management of the combined entities; diversion of financial and management resources from existing operations; assumption of unanticipated problems, such as non-performing loans and latent liabilities; unanticipated costs; and potential future impairments to goodwill and other intangible assets. If we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which could affect the market price of our common stock. As a condition to receiving regulatory approval, we may also be required to sell banking locations, which may not be preferable or may reduce the benefit of the acquisition. The failure to obtain these regulatory approvals could impact our business plans and restrict our growth.

New Lines of Business, Services, Products or Product Enhancements: From time to time, we may implement or acquire new lines of business or offer new services, products or product enhancements. There are substantial risks and uncertainties associated with developing, implementing and marketing such offerings, including significant investment of financial and other resources, inability to accurately estimate price and profitability targets, failure to realize expected benefits, regulatory compliance and shifting market preferences.

Failure to adequately manage any of the preceding risks could have an adverse effect on our business, financial condition and results of operations.

Phase-out of the London Inter-Bank Offered Rate ("LIBOR") and uncertainty relating to alternative reference rates may adversely affect our results of operations.

LIBOR is used extensively as a reference rate for various financial contracts, including adjustable-rate loans, asset-backed securities and interest rate swaps. In July 2017, the United Kingdom's Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021, which date was later extended to June 30, 2023. Accordingly, continuation of LIBOR cannot be guaranteed after June 30, 2023 and alternative reference rates must be established. Regulators, industry groups and certain committees (e.g., the Alternative Reference Rates Committee) have, among other things, published recommended fallback language for LIBOR-linked financial instruments, identified recommended alternatives for certain LIBOR rates (e.g., the Secured Overnight Financing Rate ("SOFR") as the recommended alternative to U.S. Dollar LIBOR), and proposed implementations of the recommended alternatives in floating rate instruments. Management continues to evaluate the impact of this transition as it relates to new and existing contracts and clients and has included fallback language in new loan documents since 2017. Starting in 2021, we no longer use LIBOR on new loans.

Uncertainty as to the nature and effect of such reforms and actions may adversely affect our financial condition or results of operations, including the value of, return on and trading market for our financial assets and liabilities that are based on or are linked to benchmarks, including any LIBOR-based securities, loans and derivatives. Furthermore, there can be no assurances that we and other market participants will be adequately prepared for an actual discontinuation of benchmarks, including LIBOR, that may have an unpredictable impact on contractual mechanics (including, but not limited to, interest rates to be paid to or by us), which may also result in adversely affecting our financial condition or results of operations. Such transition may also result in litigation with counterparties impacted by the transition as well as increased regulatory scrutiny and other adverse consequences. In addition, any replacement benchmark ultimately adopted as a substitute for LIBOR, including SOFR, may behave differently than LIBOR in a manner detrimental to our financial performance. At December 31, 2022, $0.7 billion of our loans were tied to LIBOR.

The fair value of our investment securities can fluctuate due to factors outside of our control.

As of December 31, 2022, 2021 and 2020, the fair value of our investment securities portfolio was approximately $687 million, $746 million and $655 million, respectively. Factors beyond our control can significantly influence the fair value of securities in our portfolio and may cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions, defaults by the issuer or with respect to the underlying securities, changes in market interest rates and instability in the capital markets. In addition, our inability to accurately predict the future performance of an issuer or to efficiently respond to changing market conditions could result in a decline in the value of our investment securities portfolio. These and other factors could cause realized or unrealized losses in future periods and declines in other comprehensive income and the value of our common stock, any of which could materially and adversely affect our business, results of operations, financial condition and prospects.

Our business is highly susceptible to credit risk.

There are risks inherent in making any loan, including risks inherent in dealing with individual borrowers, risks of non-payment, risks resulting from uncertainties as to the future value of collateral and risks resulting from changes in economic and industry conditions. There is no assurance that our loan approval and credit risk monitoring procedures are or will be adequate to reduce the inherent risks associated with lending. Our credit administration personnel and our policies and procedures may not adequately adapt to changes in economic or any other conditions affecting clients and the quality of our loan portfolio. Similarly, we have credit risk embedded in our securities portfolio. Adverse credit factors could result in higher delinquencies and greater charge-offs or losses in future periods which could materially and adversely impact us.

We have credit exposure to the energy industry.

We have credit exposure to the energy industry in each of our primary markets and across the United States. A downturn or lack of growth in the energy industry and energy-related business could adversely affect our clients which may lead to higher delinquencies and greater charge-offs in future periods. Prolonged or further pricing pressure on oil and gas could lead to increased credit stress in our energy portfolio, increased losses associated with our energy portfolio, increased utilization of our contractual obligations to extend credit and weaker demand for energy lending. Such a decline or general uncertainty resulting from continued volatility could have other adverse impacts that are difficult to isolate or quantify, all of which could have a material adverse effect on us. Additionally, to the extent that climate change and responses to climate change negatively impact the businesses and financial condition of our clients in the energy industry, the credit risk associated with loans and other credit exposures to those clients may increase.

A concentration in commercial real estate lending could cause our regulators to restrict our ability to grow.

As a part of their regulatory oversight, the federal regulators have issued guidance on Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices (the "CRE Concentration Guidance") with respect to a financial institution's concentrations in CRE lending activities. Such guidance identifies certain concentration levels that, if exceeded, will expose an institution to additional supervisory analysis The guidelines identify the following as preliminary indications of possible CRE concentration risk: (i) the institution's total construction, land development and other land loans represent 100% or more of total capital and reserves; or (ii) total CRE loans as defined in the guidance, or Regulatory CRE, represent 300% or more of the institution's total capital and reserves and the institution's Regulatory CRE has increased by 50% or more during the prior 36-month period. We believe that the CRE Concentration Guidance is applicable to us. Our CRE portfolio was 318% of total capital and reserves at December 31, 2022. The FDIC or other federal regulators may become concerned about our CRE loan portfolio and they could limit our ability to grow by restricting approvals of new branches and other growth opportunities or by requiring us to raise additional capital, reduce our loan concentrations or undertake other remedial actions.

Many of our loans are to commercial borrowers, which have a higher degree of risk than other types of loans.

As of December 31, 2022, approximately 87% of our loan portfolio related to commercial-based lending. Commercial purpose loans are often larger and involve greater risks than other types of lending. Repayment of these loans often depends on the successful operation or development of the property or business involved and are highly sensitive to adverse conditions in the real estate market or the industry in which the business operates or the general economy. Accordingly, a downturn in the real estate market or other industry in which the business operates or the general economy could impair the borrowers' ability to repay and heightens our risk related to commercial purpose loans, particularly CRE loans. Losses incurred on a small number of commercial purpose loans could have a material adverse impact on our financial condition and results of operations due to the larger-than-average size of each commercial purpose loan and collateral that is generally less readily-marketable.

Because a portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values could impair the value of collateral securing our real estate loans and result in loan and other losses.

Adverse changes affecting real estate values or operating cash flows of real estate, particularly in the markets in which we operate, could increase the credit risk associated with our loan portfolio and could result in losses that adversely affect credit quality and our financial condition and results of operation. Market value of real estate can fluctuate significantly in a short period of time. Negative changes in the economy affecting real estate values or operating cash flows in our market areas could significantly impair the value and marketability of property pledged loan collateral and may require us to increase our allowance for loan losses, any of which could have a material adverse impact on our business, results of operations and growth prospects.

Our largest loan relationships make up a significant percentage of our total loan portfolio.

As of December 31, 2022, our 25 largest borrowing relationships totaled approximately $1.9 billion in total commitments (representing, in the aggregate, 24% of our total outstanding commitments as of December 31, 2022). Our five largest borrowing relationships, based on total commitments, accounted for 9% of total commitments as of December 31, 2022. This concentration of borrowers may expose us to material losses if one or more of these relationships becomes delinquent or suffers default. The allowance for loan losses may not be adequate to cover such losses and any loss or increase in the allowance would negatively affect our earnings and capital. Even if these loans are adequately collateralized, an increase in classified assets could harm our reputation with our regulators and inhibit our ability to execute our business plan.

A portion of our loan portfolio is comprised of participation and syndicated transaction interests, which could have an adverse effect on our ability to monitor the lending relationships and lead to an increased risk of loss.

As of December 31, 2022, we had $68 million of purchased loan participations from other financial institutions and a combination of shared national credits and syndication interests purchased totaling $440 million. Although we comply with our general underwriting criteria on these loan participations and syndicated loans, these loans may have a higher risk of loss than loans we originate and administer. In such transactions in which we are not the lead lender, we rely in part on the lead lender or the agent, as the case may be, to monitor the performance of the loan and provide information that we use to classify the loan and associated loan loss provisions. If our underwriting or monitoring of these loans is not sufficient, our non-performing loans may increase and our earnings may decrease.

Our levels of non-performing assets could increase, which would adversely affect our results of operations and financial condition and could result in losses in the future.

As of December 31, 2022, our non-performing loans (which consist of non-accrual loans, loans past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings that are not performing in accordance with their modified terms) totaled $12 million and our non-performing assets (which include non-performing loans plus other real estate owned) totaled $13 million. However, we can give no assurance that our non-performing assets will continue to remain at these levels and we may experience increases in non-performing assets in the future. Non-performing assets adversely affect our management resources, net income, risk profile and capital maintenance levels, efficiency ratio and returns on assets and equity, any of which may adversely affect us.

Our allowance may not be adequate to cover actual credit losses on loans.

A significant source of risk arises from the possibility that we could sustain losses due to loan defaults and non-performance on loans. We maintain an allowance in accordance with GAAP to provide for such defaults and other non-performance. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates and inflationary or recessionary trends, many of which are beyond our control. We early adopted the Current Expected Credit Losses ("CECL") model on January 1, 2022; under CECL, we are required to use historical information, current conditions and reasonable forecasts to estimate the expected loss over the life of the loan. Our underwriting policies, adherence to credit monitoring processes and risk management systems and controls may not prevent unexpected losses. Our allowance may not be adequate to cover actual loan losses. Moreover, any increase in our allowance will adversely affect our net income and regulatory capital.

We rely on our senior management team and may have difficulty identifying, attracting and retaining necessary personnel, which may divert resources and limit our ability to execute our business strategy and successfully grow our business.

Our continued growth and successful operation of our business depends, in large part, on our ability to hire and retain highly qualified and motivated personnel at every level. Our senior management team has significant industry experience, and their knowledge and relationships would be difficult to replace in the event of departure or retirement. We must also hire and retain qualified banking personnel to continue to grow our business. Competition for skilled personnel in the financial services and banking industry is significant and costs associated with incenting and retaining skilled personnel may be material and continue to increase. If we are unable to hire and retain qualified personnel or successfully address management succession issues, we may be unable to successfully execute our business strategy and manage our growth, which could have a material adverse effect on our business, financial condition or results of operations.

We rely on short-term funding, which can be adversely affected by local and general economic conditions.

As of December 31, 2022, approximately $5 billion, or 83%, of our deposits consisted of demand, savings, money market and transaction accounts (including negotiable order of withdrawal accounts). The approximately $1 billion remaining balance of deposits consisted of certificates of deposit, of which approximately $589 million, or 10% of our total deposits, was due to mature within one year. Based on our experience, we believe that our savings, money market and non-interest-bearing accounts are relatively stable sources of funds. Our ability to attract and maintain deposits, as well as our cost of funds, has been and will continue to be significantly affected by general economic conditions. In addition, as market interest rates rise, we will continue to have competitive pressure to increase the rates we pay on deposits. If we continue to increase interest rates paid to retain deposits, our earnings may be adversely affected.

Our largest deposit relationships currently make up a significant percentage of our deposits and the withdrawal of deposits by our largest depositors could force us to fund our business through more expensive and less stable sources.

At December 31, 2022, our 25 largest depositors accounted for 25% of our total deposits and our five largest depositors accounted for 12% of our total deposits. Withdrawals of deposits by any one of our largest depositors or by one of our related client groups could force us to rely more heavily on borrowings and other sources of funding to meet business and withdrawal demands, adversely affecting our net interest margin and results of operations. Such circumstances may require us raise deposit rates to attract new deposits and rely more heavily on other funding sources that could be more expensive and less stable. Under applicable regulations, if the Company was no longer "well-capitalized," we would be required to obtain FDIC approval to accept brokered deposits and could also be subject to a deposit rate cap prohibiting us from paying in excess of 75 basis points above national deposit rates.

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due and failure to maintain sufficient liquidity could materially adversely affect our growth, business, profitability and financial condition.

Liquidity is essential to our business, sufficient levels of which are required to fund asset growth, serve client demand for loans, pay our debt obligations and meet other cash commitments. Liquidity risk is the potential that we will be unable to meet our obligations as they come due because of an inability to liquidate assets or obtain adequate funding without adverse conditions or consequences. Liquidity risk can increase due to a number of factors, including an over-reliance on a particular source of funding, market-wide phenomena such as market dislocation and major disasters and a high concentration of large depositors. The Bank's primary funding source is client deposits. Other sources of funding may include advances from the Federal Home Loan Bank ("FHLB"), the Federal Reserve Bank of Kansas City ("FRB") and our acquisition of brokered deposits, internet subscription certificates of deposit and reciprocal deposits through the Intrafi Network. Although the Bank has historically been able to replace maturing deposits and advances as necessary, it might not be able to replace such funds in the future. An inability to raise funds through deposits, borrowings, the sale of loans, securities and other sources could have a substantial negative effect on liquidity. Any substantial, unexpected or prolonged change in the level or cost of liquidity could have a material adverse effect on our financial condition and results of operations and could impair our ability to fund operations and meet our obligations as they become due and could jeopardize our financial condition.

We may not be able to maintain sufficient capital in the future, which may adversely affect our financial condition, liquidity, results of operations and our ability to maintain regulatory compliance.

Our business strategy calls for continued growth. We may need to raise additional capital in the future to support our continued growth and to maintain our required regulatory capital levels. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, our financial condition and performance and competition with other financial institutions for capital sources. We cannot guarantee that we will be able to raise additional capital in the future on acceptable terms, which may adversely affect our liquidity, growth strategy, financial condition and results of operations.

We face strong competition from banks, credit unions, financial technology or Fintech companies and other financial services providers that offer banking services, which may limit our ability to attract and retain banking clients.

Competition in the banking industry generally, and in our primary markets specifically, is intense. Competitors include banks and other financial services providers, such as savings and loan institutions, brokerage firms, credit unions, mortgage banks and other financial intermediaries. In particular, we compete with larger national and regional financial institutions, whose greater resources afford them many competitive advantages. Such resources may enable our competitors to achieve larger economies of scale; offer more services; spend more on advertising and technological investments; offer better lending rates to clients; better diversify their loan portfolio; and have less vulnerability to downturns in local economies and real estate markets. If we are unable to offer competitive products and services as quickly as our larger competitors, our business may be negatively affected. We also compete against community banks, credit unions and nonbank financial services companies with strong local ties to small- and medium-sized businesses that we target, and we may be unable to attract and retain such clients as effectively as these smaller competitors. Additionally, we face growing competition from so-called "online businesses" with few or no physical locations, including financial technology companies, online banks, lenders and consumer and commercial lending platforms and automated retirement and investment service providers. New technology and other changes increasingly allow parties to effectuate online financial transactions with little to no involvement from banks, including bill payment, funds transfers and maintenance of funds in brokerage accounts or mutual funds that would have historically been held as bank deposits. The process of eliminating banks as intermediaries, known as "disintermediation," could reduce our income from fees and deposits. Ultimately, we may be unable to compete successfully against current and future competitors, which may reduce our revenue stream and prevent us from growing our loan and deposit portfolios, any of which may adversely affect our results of operations and financial condition.

Our risk management framework may not be effective in mitigating risks or losses to us, and we may incur losses due to ineffective risk management processes and strategies.

Our risk management framework is comprised of various processes, systems and strategies designed to manage our risk exposure, including credit, liquidity, interest rate, price, operational, reputation, strategic and compliance risks. Our framework also includes financial or other modeling methodologies that involve highly subjective management assumptions and judgment. Our risk management framework may not be effective under all circumstances and may not adequately mitigate risks or losses, which could result in adverse regulatory consequences and unexpected losses and our business, financial condition, results of operations or growth prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.

We are required to make significant judgments, assumptions and estimates in the preparation of our financial statements and our judgments, assumptions and estimates may not be accurate.

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies and estimates, which are included in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations," describe those significant accounting policies and estimates used in the preparation of our consolidated financial statements that we consider "critical" because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions and estimates in our critical accounting policies and estimates, those events or regulatory views could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our need to revise or restate prior period financial statements, cause damage to our reputation and the price of our common stock and adversely affect our business, financial condition and results of operations.

If we fail to maintain effective internal control over financial reporting, we may not be able to report accurate and timely financial results, which may cause material harm to our business.

Our management team is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. As a public company, we are required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. Unless we remain an emerging growth company, our independent registered public accounting firm may be required to provide an attestation report on the effectiveness of our internal control over financial reporting. We will continue to periodically test and update, as necessary, our internal control systems, including our financial reporting controls. Our actions, however, may not be sufficient to result in an effective internal control environment, and any future failure to maintain effective internal control over financial reporting could impair the reliability of our financial statements which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports and our access to the capital markets, cause the price of our common stock to decline and subject us to regulatory penalties.

Failure to keep pace with technological change could adversely affect our business.

Advances and changes in technology could significantly affect our business, financial condition, results of operations and future prospects. The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. Failure to successfully keep pace with technological change affecting our industry could harm our ability to compete effectively. Many of our competitors have substantially greater resources to invest in technological improvements. We face many challenges, including the increased demand to provide clients electronic access to their accounts and the cost and implementation of systems to perform electronic banking transactions. Our ability to compete depends on our ability to continue to adapt technology on a timely and cost-effective basis to meet these demands. We may not be able to effectively or timely implement new technology-driven products and services or be successful in marketing these products and services to our clients. As these technologies are improved in the future, we may be required to make significant capital expenditures in order to remain competitive, which may increase our overall expenses and have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to cybersecurity threats and potential security breaches and our efforts to minimize or respond to such threats may not be effective to prevent significant harm to the Company.

We conduct a portion of our business over the Internet. We rely heavily upon data processing, software, communications and information systems from a number of third parties to conduct our business. Our business involves the storage and transmission of clients' proprietary information and security breaches could expose us to the risk of loss or misuse of such information, litigation and potential liability. Our operations are vulnerable to disruptions from human error, natural disasters, power loss, computer viruses, spam attacks, denial of service attacks, unauthorized access and other unforeseen events. Undiscovered data corruption could render our client information inaccurate. Third-party or internal systems and networks may fail to operate properly or become disabled due to deliberate attacks or unintentional events. Security breaches and cyberattacks may cause significant increases in operating costs, including the costs of compensating clients for any resulting losses they may incur and the costs and capital expenditures required to correct the deficiencies in and strengthen the security of data processing and storage systems.

While we believe we are in compliance with all applicable privacy and data security laws, an incident could put our client's confidential information at risk and expose us to significant liability. We have been the target of data and cyber security attacks and may experience attacks in the future. While we have not experienced a material cyber-incident or security breach that has been successful in compromising our data or systems to date, we can never be certain that all of our systems are entirely free from vulnerability to breaches of security or other technological difficulties or failures. The perpetual evolution of known cyber-threats requires us to devote significant resources to maintain, regularly update and backup our data security systems and processes, as we may not be able to anticipate, or effectively implement preventative measures against, all cyber-attacks. A security breach or other cyber-incident could have an adverse impact on, among other things, our revenue, ability to attract and maintain clients and our reputation. In addition, a security breach could also subject us to additional regulatory scrutiny and expose us to civil litigation and possible financial liability, all of which could have a material adverse effect on our business, financial condition, results of operations, system availability and operational support.

We rely on client, counterparty and third-party information, which subjects us to risks if that information is not accurate or is incomplete.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information. We also rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. While we have a practice of seeking to independently verify client information that we use in deciding whether to extend credit or to agree to a loan modification, including employment, assets, income and credit score, not all client information is independently verified and if any of the information that is independently verified (or any other information considered in the loan review process) is misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the applicant, another third party or one of our employees, we generally bear the risk of loss associated with the misrepresentation. We may not detect all misrepresented information in our approval process. Any such misrepresented information could adversely affect our business, financial condition and results of operations.

We are subject to certain operating risks related to employee error and client, employee and third-party misconduct, which could harm our reputation and business.

Employee error or employee and client misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our clients or improper use of confidential information. It is not always possible to prevent employee error or misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases. Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon processing systems to record and process transactions and our large transaction volume may further increase the risk that employee errors, tampering or manipulation of those systems will result in losses that are difficult to detect. Employee error or misconduct could also subject us to financial claims. If our internal control systems fail to prevent or detect an occurrence, it could have a material adverse effect on our business, financial condition and results of operations.

Fraudulent activity could damage our reputation, disrupt our businesses, increase our costs and cause losses.

As a financial institution, we are inherently exposed to operational risk in the form of theft and other fraudulent activity by employees, clients and other third parties targeting us and our clients or data. Such activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Although the Company devotes substantial resources to maintaining effective policies and internal controls to identify and prevent such incidents, given the increasing sophistication of possible perpetrators, the

Company may experience financial losses or reputational harm as a result of fraud. In addition, we may be required to make significant capital expenditures in order to modify and enhance our protective measures or to investigate and remediate fraudulent activity. Although we have not experienced any material business or reputational harm as a result of fraudulent activities in the past, the occurrence of fraudulent activity could damage our reputation, disrupt our business, increase our costs and cause losses in the future.

Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

We depend, to a significant extent, on a number of relationships with third-party service providers. Specifically, we receive core systems processing, essential web hosting and other internet systems, loan and deposit processing and other processing services from third-party service providers. If these third-party service providers experience financial, operational or technological difficulties or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected, perhaps materially. Even if we are able to replace our service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

We follow a relationship-based operating model and negative public opinion could damage our reputation and adversely impact our earnings.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance, acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action and adversely affect our results of operations. Although we take steps to minimize reputation risk in dealing with our clients and communities, this risk will always be present given the nature of our business.

If third parties infringe upon our intellectual property or if we were to infringe upon the intellectual property of third parties, we may expend significant resources enforcing or defending our rights or suffer competitive injury.

We rely on a combination of copyright, trademark, trade secret laws and confidentiality provisions to establish and protect our intellectual property rights. If we fail to successfully maintain, protect and enforce our intellectual property rights, our competitive position could suffer. Similarly, if we were to infringe on the intellectual property rights of others, our competitive position could suffer. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain product or service offerings or other competitive harm.

We may also be required to spend significant resources to monitor and police our intellectual property rights. Some of our competitors may independently develop similar technology, duplicate our products or services or design around our intellectual property and in such cases we may not be able to assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential or proprietary information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which could be time-consuming and expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection or the inability to obtain rights with respect to third-party intellectual property could harm our business and ability to compete. In addition, because of the rapid pace of technological change in our industry, aspects of our business and our products and services rely on technologies developed or licensed by third parties and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all.

We may be exposed to risk of environmental liabilities or failure to comply with regulatory requirements with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to real estate and these properties could subject us to environmental liabilities and other federal, state or local regulatory requirements, such as the Americans with Disabilities Act. We do not know whether existing requirements will change or whether compliance with future requirements will involve significant expenditures. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with these investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to claims and damages from third parties related to environmental contamination emanating from the property. In addition, we could be required to cure deficiencies with local building codes, requirements under the Americans with Disabilities Act, or other federal, state or local property regulation requirements. If we ever become subject to significant environmental liabilities or costs or fail to comply with regulatory requirements with respect to these properties, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

The costs and effects of litigation, regulatory actions, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, operating results and financial condition.

We may be involved from time to time in a variety of litigation, investigations or similar matters arising out of our business. It is inherently difficult to assess the outcome of these matters and we may not prevail in proceedings or litigation. Insurance may not cover all such claims or losses, our indemnification rights may not be honored and we may suffer damage to our reputation, regardless of the merit or eventual outcome of a claim. The ultimate judgments or settlements in any litigation or investigation could have a material adverse effect on our business, financial condition and results of operations. In addition, premiums for insurance covering the financial and banking sectors are rising. We may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms or at historic rates, if at all.

We also participated in the Paycheck Protection Program, or PPP, a government lending program implemented to aid individuals and businesses in connection with the COVID-19 pandemic. As of December 31, 2022, approximately $500 million have been forgiven by the Small Business Administration, and we continued to hold PPP loans receivable of $3 million. We have credit risk on PPP loans if a determination is made by the Small Business Administration that there is a deficiency in the manner in which a PPP loan was originated, funded, or serviced by us, such as an issue with the eligibility of a borrower to receive a PPP loan. Since the inception of the PPP, many banks have been subject to litigation related to agent fees and application processing. We and other banks may also be subject to the risk of litigation in connection with other aspects of the PPP, including but not limited to borrowers seeking forgiveness of their loans. As a result of our ongoing and future participation in the PPP and similar government stimulus and relief programs, we may experience losses arising from fraud, litigation or regulatory action.

Financial counterparties expose the Company to risks.

We maintain correspondent bank relationships, manage certain loan participations, engage in securities transactions and engage in other activities with financial counterparties that are customary to our industry. Many of these transactions expose us to counterparty credit, liquidity and/or reputational risk in the event of default by the counterparty, negative publicity and complaints about the counterparty or the financial services industry in general. Although we seek to manage these risks through internal controls and procedures, we may experience loss or interruption of business, damage to our reputation, or incur additional costs or liabilities as a result of unforeseen events with these counterparties. Any financial cost, liability or reputational damage could have a material adverse effect on our business, which in turn, could have a material adverse effect on our financial condition and results of operations.

Severe weather, natural disasters, pandemics and other external events could significantly impact our business.

Severe weather, including tornadoes, droughts and hailstorms, as well as wildfires and other natural disasters, pandemics, acts of war or terrorism and other adverse external events could have a significant impact on our ability to conduct business. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue or cause us to incur additional expenses. Operations in our markets could be disrupted by both the evacuation of large portions of the population as well as damage or lack of access to our banking and operation facilities. Military and political conflicts, including the current military conflict between Russia and Ukraine, may increase volatility in commodity and energy prices, create supply chain issues and cause instability in financial markets, which may adversely affect us and our clients. Other severe weather or natural disasters, pandemics, acts of war or terrorism or other adverse external events may occur in the future. Although management has established business continuity plans and procedures, the occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

The further spread of COVID-19 and its variants may adversely impact our business, financial condition and results of operations in the short-term and for the foreseeable future.

The COVID-19 pandemic caused significant disruption to economic activity and financial markets and adversely impacted our business, financial condition and results of operations. Given the ongoing and dynamic nature of COVID-19 and its variants, the ultimate effects on the broader economy and the markets in which we serve continue to be uncertain and difficult to predict. Future impacts to our business and clients could be widespread and material, such as increased unemployment, continued supply-chain interruptions, declines in demand for loans and other banking services and products, reduction in business activity and financial transactions, increased commercial property vacancy rates, declines in the value of loan collateral, including energy and real-estate collateral, declines in the credit quality of our loan portfolio, volatile performance of our investment securities portfolio, and overall economic and financial market instability. In addition, actions taken by governmental and regulatory authorities in response to the pandemic have impacted, and may continue to impact, the banking and financial services industries. Additional regulation may be enacted in the future that could further impact our business.

Risks Relating to Our Regulatory Environment

We are subject to extensive regulation, which increases the cost and expense of compliance and could limit or restrict our activities, which in turn may adversely impact our earnings and ability to grow.

We operate in a highly regulated environment and are subject to regulation, supervision and examination by a number of governmental regulatory agencies, including, with respect to the Bank, the FDIC and the OSBCK and, with respect to the Company, the Federal Reserve. Regulations adopted by these agencies govern a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels, dividend payments and other aspects of our operations. Bank regulators possess broad authority to prevent or remedy unsafe or unsound practices or violations of law. If, as a result of an examination, a banking agency determines that an aspect of our operations is unsatisfactory, or that we are, or our management is, in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin ''unsafe or unsound'' practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties against us or our officers or directors, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the Bank's FDIC deposit insurance and place the Bank into receivership or conservatorship. Any regulatory action against us could have a material adverse effect on our business, financial condition and results of operations.

Government policy, legislation and regulation, particularly monetary policy from the Federal Reserve, significantly affect economic growth and financial operations, including our distribution of credit, bank loans, investments, deposits, product offerings and disclosures, interest rates and bankruptcy proceedings for consumer residential real estate mortgages. The laws and regulations applicable to the banking industry could change at any time and we cannot predict the effects of these changes on our business, profitability or growth strategy. Increased regulation could increase our cost of compliance, adversely affect profitability and inhibit our ability to conduct business consistent with historical performance. If we do not comply with governmental regulations, we may be subject to fines, penalties, lawsuits or material restrictions on our businesses and growth that may damage our reputation and adversely affect our business operations. Proposed legislative and regulatory actions may not occur within expected time frames, or at all, which creates additional uncertainty for our business and industry. Accordingly, legislative and regulatory actions taken now or in the future could have a material adverse impact on our business, financial condition and results of operation.

Many of our expansion and growth plans require regulatory approvals and failure to obtain them may restrict our growth.

As part of our growth strategy, we may expand our business by pursuing strategic acquisitions of financial institutions, adding branches and pursuing acquisitions of other complementary businesses. Generally, we must receive federal and state regulatory approval before we can acquire an FDIC-insured depository institution or related business. In determining whether to approve a proposed acquisition, federal and state banking regulators will consider, among other factors, the effect of the acquisition on competition, our financial condition, our future prospects and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served and the effectiveness of the acquiring institution in combating money laundering activities.

The Federal Reserve may require the Company to commit capital resources to support the Bank.

As a matter of policy, the Federal Reserve expects a bank holding company to act as a source of financial and managerial strength to its subsidiary banks. The Federal Reserve may charge the bank holding company with engaging in unsafe and unsound practices for failure to adequately commit resources to a subsidiary bank. Accordingly, we may be required to make capital injections into a troubled subsidiary bank, even if such contribution creates a detriment to the Company or its stockholders. If we do not have sufficient resources on hand to fund the capital injection, we may be required to borrow funds or raise capital. Any such loans are subordinate in right of payment to deposits and to certain indebtedness of the subsidiary bank. In the event of bankruptcy of the bank holding company, claims based upon any commitments to fund capital injections are entitled to a priority of payment over claims made by general unsecured creditors, including holders of indebtedness. Thus, any borrowing incurred by the Company to make required capital injections to the Bank could adversely impact our financial condition, results of operations and future prospects. Additionally, under the Financial Institutions Reform Recovery and Enforcement Act of 1989 ("FIRREA"), losses caused by a failing bank subsidiary might be charged to the capital of an affiliate bank. Moreover, any bank operating under the Company's common control may also be required to contribute capital to a failing affiliate bank within the Company's control group. This is known as FIRREA's "cross-guarantee" provision. The Company currently has one bank subsidiary.

The Company and the Bank are subject to stringent capital requirements that may limit our operations and potential growth.

The Company and the Bank are subject to various regulatory capital requirements. Failure to meet minimum capital requirements will result in certain mandatory and discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet commitments as calculated under these regulations. In order to be a "well-capitalized" depository institution under prompt corrective action standards (but without taking into account the capital conservation buffer requirement described below), a bank must maintain a CET1 risk-based capital ratio of 6.5% or more, a tier 1 risk-based capital ratio of 8.0% or more, a total risk-based capital ratio of 10.0% or more and a leverage ratio of 5.0% or more (and is not subject to any order or written directive specifying any higher capital ratio). The failure to meet the established capital requirements under the prompt corrective action framework could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities and such failure could subject us to a variety of enforcement remedies available to the federal regulatory authorities, including limiting our ability to pay dividends, issuing a directive to increase our capital and terminating the Bank's FDIC deposit insurance, which is critical to the continued operation of the Bank.

Including the capital conservation buffer requirement, the Company and the Bank must effectively maintain a CET1 capital ratio of 7.0% or more, a tier 1 risk-based capital ratio of 8.5% or more, a total risk-based capital ratio of 10.5% or more and, for the Bank, a leverage ratio of 5.0% or more and for the Company, a leverage ratio of 4.0% or more. Many factors affect the calculation of our risk-based assets and our ability to maintain the level of capital required to achieve acceptable capital ratios, such as increases to our risk-weighted assets, loan impairments, loan losses exceeding the amount reserved for such losses and other factors that decrease our capital, thereby reducing the level of the applicable ratios. Our failure to remain well-capitalized could affect client and investor confidence, our ability to grow, our costs of funds, the interest rates that we pay on deposits, FDIC insurance costs, our ability to pay dividends on common stock, our ability to make acquisitions and our business, results of operations and financial condition.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

Our deposits are insured up to applicable limits by the DIF and are subject to deposit insurance assessments to maintain deposit insurance. As an FDIC-insured institution, we are required to pay quarterly deposit insurance premium assessments to the FDIC. Growth in insured deposits at FDIC-insured financial institutions in recent years caused the ratio of the DIF to total insured deposits to fall below the current statutory minimum, and the FDIC has approved an increase in the base assessment rates to increase the likelihood that the reserve ratio of the DIF reaches the statutory minimum level by the statutory deadline. Although we cannot predict what the insurance assessment rates will be in the future, either a deterioration in our risk-based capital ratios or further adjustments to the base assessment rates could have a material adverse impact on our business, financial condition, results of operations and cash flows.

We face a risk of noncompliance and enforcement action with respect to the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The BSA, the PATRIOT Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. Violation of such requirements may result in significant civil money penalties imposed by federal banking agencies and the U.S. Department of the Treasury's Financial Crimes Enforcement Network, which agencies have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice ("DOJ"), the Drug Enforcement Administration and the IRS. We are also subject to increased scrutiny of compliance with the rules enforced by the OFAC, which may require sanctions for dealing with certain persons or countries. If the policies, procedures and systems of our company, or any of our subsidiaries, are deemed deficient, we would be subject to fines and regulatory actions, which may include restrictions on our ability to pay dividends and requirements to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification and we could be negatively impacted by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share non-public personal information about our clients with non-affiliated third parties; (ii) requires that we provide certain disclosures to clients about our information collection, sharing and security practices and afford clients the right to "opt out" of any information sharing by us with non-affiliated third parties (with certain exceptions); and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing safeguards that are appropriate based on our size and complexity, the nature and scope of our activities and the sensitivity of client information we process, as well as plans for responding to data security breaches. Many state and federal banking regulators, states and foreign countries have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States and other countries are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of client or employee information and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level by the Federal Trade Commission, as well as at the state level.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting client or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial conditions or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition or results of operations.

We face increased risk under the terms of the CRA as we accept additional deposits in new geographic markets.

Under the terms of the CRA, each appropriate federal bank regulatory agency is required, in connection with its examination of a bank, to assess such bank's record in assessing and meeting the credit needs of the communities served by that bank, including low- and moderate-income neighborhoods. During these examinations, the regulatory agency rates such bank's compliance with the CRA as "Outstanding," "Satisfactory," "Needs to Improve" or "Substantial Noncompliance." The Bank had a CRA rating of "Satisfactory" as of its most recent CRA assessment. The regulatory agency's assessment of an institution's record is part of the regulatory agency's consideration of applications to acquire, merge or consolidate with another banking institution or its holding company, or to open or relocate a branch office. As we accept additional deposits in new geographic markets, we will be required to maintain an acceptable CRA rating, which may be difficult.

We are subject to numerous laws designed to protect consumers, including the CRA and fair lending laws and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion and restrictions on entering new business lines. Private parties also could challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Risks Related to Our Common Stock

The price of our common stock could be volatile.

The market price of our common stock may be volatile and could be subject to wide price fluctuations in response to various factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our quarterly or annual results of operations; recommendations by securities analysts; operating performance or fluctuations in the stock price performance of other companies that investors deem comparable to us; news reports relating to trends, concerns and other issues in the financial services industry generally; conditions in the banking industry such as credit quality and monetary policies; domestic and international economic factors unrelated to our performance; perceptions, general market conditions and, in particular, developments related to market conditions for the financial services industry; loss of investor confidence in the market for stocks; new technology used, or services offered, by competitors; loss of investor confidence and changes in government regulations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and be a distraction to management.

Kansas law and the provisions of our articles of incorporation and bylaws may have an anti-takeover effect and there are substantial regulatory limitations on changes of control of bank holding companies.

Kansas corporate law and provisions of our articles of incorporation and our bylaws could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial by our stockholders. Furthermore, with certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our Company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. Collectively, provisions of our articles of incorporation and bylaws and other statutory and regulatory provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. Moreover, the combination of these provisions effectively inhibits certain business combinations, which, in turn, could adversely affect the market price of our common stock.

Future equity issuances could result in dilution, which could cause the price of our shares of common stock to decline.

We are generally not restricted from issuing additional shares of stock, up to the 200,000,000 shares of voting common stock and 5,000,000 shares of preferred stock authorized in our articles of incorporation. We may issue additional shares of our common stock in the future in various transactions, including pursuant to current or future equity compensation plans, upon conversions of preferred stock or debt, upon exercise of warrants or in connection with future acquisitions or financings. If we choose to issue additional shares of our common stock, or securities convertible into shares of our common stock, for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock.

Our articles of incorporation authorize us to issue up to 5,000,000 shares of one or more series of preferred stock. Our Board of Directors has the power to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, conversion rights, preferences over our voting common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, the rights of the holders of our common stock or the market price of our common stock could be adversely affected.

Our dividend policy may change without notice, and our future ability to pay dividends is subject to restrictions.

Holders of our common stock are entitled to receive only such dividends as our Board of Directors may declare out of funds legally available for such payments. The Federal Reserve has indicated that bank holding companies should carefully review their dividend policy in relation to the organization's overall asset quality, current and prospective earnings and capital level, composition and quality. Furthermore, the Federal Reserve may prohibit payment of dividends that are deemed unsafe or unsound practice. Accordingly, any declaration and payment of dividends on our common stock will depend upon many factors, including our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock, our capital management policies and strategic plans; our growth initiatives; and other factors deemed relevant by our Board of Directors. Any such factor could adversely affect the amount of dividends, if any, paid to our common stockholders. If declared, dividends will be payable to the holders of shares of our common stock on a pro rata basis in accordance with their shares held. If preferred shares are issued, such shares may be entitled to priority over the common shares as to dividends. Other than the stock dividend provided to our stockholders pursuant to our two-for-one stock split in 2018, we have no history of paying dividends to holders of our common stock.

We are a bank holding company and our only source of cash, other than further issuances of securities, is distributions from our wholly owned subsidiaries.

We are a bank holding company with no material activities other than activities incidental to holding the common stock of the Bank. Our principal source of funds to pay distributions on our common stock and service any of our obligations, other than further issuances of securities, would be dividends received from our wholly owned subsidiaries. Furthermore, our wholly owned subsidiaries are not obligated to pay dividends to us and any dividends paid to us would depend on the earnings or financial condition of our wholly owned subsidiaries and various business considerations. As is the case with all financial institutions, the profitability of our wholly owned subsidiaries is subject to the fluctuating cost and availability of money, changes in interest rates and economic conditions in general. In addition, various federal and state statutes limit the amount of dividends that our wholly owned subsidiaries may pay to the Company without regulatory approval.

As an emerging growth company, or EGC, we utilize certain exemptions from disclosure requirements which could make our shares less attractive to investors and make it more difficult to compare our performance with other public companies.

As an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations regarding executive compensation. In addition, as an emerging growth company we are not required to comply with new or revised financial accounting standards until private companies are required to comply and we have not opted out of this extended transition period. When a standard is issued or revised and it has different application dates for public or private companies, we can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of the extended transition period difficult or impossible because of the potential differences in accounting standards used. If some investors find our shares less attractive as a result of our reliance on these exemptions, the trading prices of our shares may be lower than they otherwise would be.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters is located at 11440 Tomahawk Creek Parkway, Leawood, Kansas. Including our headquarters building, we operate 12 full-service banking centers located in: Leawood, Kansas; Wichita, Kansas; Kansas City, Missouri; Oklahoma City, Oklahoma; Tulsa, Oklahoma; Dallas, Texas; Frisco, Texas; Phoenix, Arizona; Denver, Colorado; Colorado Springs, Colorado; and Clayton, New Mexico. We own our headquarters building, our banking centers in Leawood, Kansas, Wichita, Kansas, Oklahoma City, Oklahoma and Clayton, New Mexico and we lease the remainder of our locations. In addition, the Company signed a second lease agreement in Dallas, Texas and a new lease in Fort Worth, Texas. We anticipate these additional locations will be open to our clients in 2023. We believe that the leases to which we are subject are generally on terms consistent with prevailing market terms. We also believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of business, we are named or threatened to be named as defendant in various lawsuits. Management, following consultation with legal counsel, does not expect the ultimate disposition of any one matter or a combination of these matters to have a material adverse effect on our business, financial condition, results of operations, cash flows or growth prospects. However, given the nature, scope and complexity of the extensive legal and regulatory landscape applicable to our business (including laws and regulations governing consumer protection, fair lending, fair labor, privacy, information security and anti-money laundering and anti-terrorism laws), we, like all banking organizations, are subject to heightened legal and regulatory compliance and litigation risk.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table sets forth certain information regarding our executive officers and the executive officers of the Bank, including their names, ages and positions:

Name	Age as of March 3, 2023	Position(s)
Michael J. Maddox	53	President and Chief Executive Officer of the Company and Chief Executive Officer of the Bank
W. Randall Rapp	58	President of the Bank
Benjamin R. Clouse	49	Chief Financial Officer of the Company and the Bank
Amy Fauss	56	Chief Human Resources Officer of the Company and the Bank
Steve Peterson	58	Chief Banking Officer of the Company and the Bank
Jana Merfen	41	Chief Technology Officer of the Company and the Bank
Amy Abrams	40	General Counsel and Corporate Secretary of the Company and the Bank

Michael J. Maddox—Mr. Maddox has served as President and Chief Executive Officer of the Company since June 1, 2020, and as Chief Executive Officer of the Bank since November 28, 2008. He also served as President of the Bank from November 2008 until June 2022, when the roles of Chief Executive Officer and President of the Bank were split. Prior to joining the Bank, he was a Regional President for Intrust Bank. In this role, he managed Intrust Bank's operations in Northeast Kansas. Mr. Maddox has over 20 years of banking experience. Mr. Maddox attended the University of Kansas from which he received a Business degree and a law degree. While at KU, Mr. Maddox was a four-year basketball letterman and a member of the KU team that won the National Championship in 1988. Mr. Maddox completed the Graduate School of Banking at the University of Wisconsin - Madison in 2003. Mr. Maddox is a member of the Economic Development Board of Johnson County and serves on the Kansas City Civic Council. He has served on the board of CrossFirst Bank since 2008 and currently serves as Chairman of the Board of CrossFirst Bank.

W. Randall Rapp—Mr. Rapp was appointed President of the Bank effective July 1, 2022. He served as the Chief Risk and Credit Officer for the Bank from April 2021 until July 2022, and Chief Credit Officer of the Bank from April 2019 until April 2021. Prior to joining the Bank, Mr. Rapp held various positions at Texas Capital Bank, N.A. from March 2000 until March 2019, including serving as Executive Vice President and Chief Credit Officer from May 2015 until March 2019, and as a Senior Credit Officer from 2013 until May 2015. He has more than three decades of commercial banking experience, most of which has been spent in credit management for private and public banks in the Dallas/Fort Worth metroplex. He earned a BBA in Accounting from The University of Texas at Austin and an MBA in Finance from Texas Christian University. He is also a licensed CPA. Mr. Rapp is a member of the CrossFirst Bank Board of Directors.

Benjamin R. Clouse—Mr. Clouse has served as Chief Financial Officer of the Company since July 2021, leading the financial organization and overall long-range financial planning and reporting of the Company and the Bank, as well as supporting the execution of the Bank's growth strategy. He also serves as Chief Financial Officer and Cashier of the Bank. Prior to joining CrossFirst, Mr. Clouse served as Chief Financial Officer of Waddell & Reed Financial, Inc., a financial services firm, from 2018 until its acquisition in 2021. Mr. Clouse held a variety of other senior leadership roles at Waddell & Reed between March 2016 and February 2018, including Vice President and Chief Accounting Officer, Vice President and Principal Accounting Officer and Vice President. Prior to joining Waddell & Reed, Mr. Clouse served as Chief Financial Officer of Executive AirShare Corporation, a private aviation company, from September 2012 to October 2015. From 2006 to 2012 and from 2002 to 2005, he served in various roles with H&R Block, Inc., a tax preparation company in Kansas City, Missouri, including Assistant Vice President—Audit Services and Assistant Vice President and Controller—Tax Services. From 2005 to 2006, Mr. Clouse served as Vice President—Finance and Corporate Controller of Gold Bank Corporation, Inc., a bank holding company. From September 1996 to January 2002, he served in various roles in the audit practice of Deloitte. Mr. Clouse obtained a business degree and a Master of Accountancy degree from Kansas State University.

Amy Fauss—Ms. Fauss has served as Chief Human Resources Officer of the Company and the Bank since January 2021 and previously served as the Chief Operating Officer of the Bank from December 2009 until June 2022. Prior to joining CrossFirst, she served as Executive Vice President and Chief Operating Officer of Solutions Bank, where she directed all aspects of daily operations and human resources. Her experience also includes senior management positions at Hillcrest Bank and Citizens-Jackson County Bank. Ms. Fauss holds a Bachelor of Science degree in Finance from Central Missouri State University and an MBA from University of Missouri – Kansas City. She has also completed the Graduate School of Banking at the University of Wisconsin – Madison.

Steve Peterson—Mr. Peterson has served as Chief Banking Officer since July 2020. Prior to this role, Mr. Peterson served as the Wichita Bank President for CrossFirst Bank from August 2011 until his appointment to Chief Banking Officer. Prior to joining CrossFirst Bank, Mr. Peterson served as Division President of Stillwater National Bank from 2004 to August 2011, where he expanded the bank into new two new major markets in Texas. From 2002 to 2004, Mr. Peterson was the City President at Compass Bank. He served in roles of both Vice President of Commercial Banking as well as Community Bank President for Commerce Bank from 1998-2002. He spent several years as an entrepreneur, owning and operating several restaurant franchise units from 1991-1998. From 1987 to 1991, he severed in several roles at Bank IV, including Commercial Business Development. Mr. Peterson received his Bachelor of Science degree in Business Administration from the University of Kansas.

Jana Merfen—Ms. Merfen joined CrossFirst in January 2021 as Chief Technology Officer. Prior to that she served as Chief Information Officer of Dickinson Financial Corp. and Academy Bank from April 2017 to January 2021. Prior to working at Dickinson Financial Corp. and Academy Bank, she worked at CommunityAmerica Credit Union where she was the Director of Information Systems & Enterprise Project Manager Officer from July 2016 to April 2017 and was the Director of Enterprise Risk Management and Business Process Operations from September 2014 to July 2016. Ms. Merfen has a degree in accounting from Miami University in Ohio.

Amy Abrams – Ms. Abrams was appointed General Counsel and Corporate Secretary of the Company and the Bank in June 2022. As General Counsel and Corporate Secretary, Ms. Abrams is responsible for the oversight of CrossFirst's legal affairs and corporate governance matters. Prior to joining the Company and the Bank, Ms. Abrams provided legal assistance to Cerner Corporation and its global affiliates ("Cerner") from October 2011 until May 2022, most recently serving as Lead Counsel – SEC & Corporate and Assistant Secretary. Cerner (recently acquired by Oracle Corporation) was a supplier of healthcare information technology services, devices, and hardware. Prior to Cerner, Ms. Abrams was an attorney at the law firm of Polsinelli P.C. Ms. Abrams earned her Juris Doctorate degree from Loyola University-Chicago School of Law and has a business degree from the University of Kansas.

Part II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq Global Select Market under the symbol "CFB." We had 374 holders of record at February 23, 2023.

Performance Graph

The following table and graph sets forth the cumulative total stockholder return for the Company's common stock from August 15, 2019 (the date that our common stock commenced trading on the Nasdaq Global Select Market) through December 30, 2022 (the last trading day of the year), compared to an overall stock market index (Russell 2000 Index) and one peer group index (KBW Nasdaq Regional Banking Index) for the same period. The indices are based on total returns assuming reinvestment of dividends. The graph assumes an investment of $100 on August 15, 2019. The performance graph represents past performance and should not be considered to be an indication of future performance.



The performance graph and related text are being furnished to and not filed with the SEC, and will not be deemed "soliciting material" or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, and will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent we specifically incorporate such information by reference into such a filing.

	8/15/2019	12/31/2019	12/31/2020	12/31/2021	12/30/2022
CrossFirst Bankshares, Inc.	$ 100.00	$ 99.45	$ 73.63	$ 106.92	$ 85.00
Russell 2000 Index	$ 100.00	$ 114.85	$ 137.77	$ 158.19	125.86
KBW Nasdaq Regional Banking Index	$ 100.00	$ 116.94	$ 102.79	$ 136.92	123.98

Dividends

Historically, CrossFirst has not declared or paid any dividends on its common stock. Payments of future dividends, if any, will be at the discretion of our Board of Directors and will depend upon our results of operations, our financial condition, capital requirements, general economic conditions, regulatory and contractual restrictions, our business strategy, our ability to service any equity or debt obligations senior to our common stock and other factors that our Board of Directors deems relevant. We are not obligated to pay dividends on our common stock and are subject to restrictions on paying dividends on our common stock.

Our principal source of funds to pay dividends on our common stock would be dividends received from our wholly-owned subsidiaries. Furthermore, our wholly-owned subsidiaries are not obligated to pay dividends to us, and any dividends paid to us would depend on the earnings or financial condition of our wholly-owned subsidiaries and various business considerations. As is the case with all financial institutions, the profitability of our wholly-owned subsidiaries is subject to the fluctuating cost and availability of money, changes in interest rates and economic conditions in general. In addition, various federal and state statutes limit the amount of dividends that our wholly-owned subsidiaries may pay to the Company without regulatory approval.

Share Repurchase Program

The following table summarizes our repurchases of our common shares for the three months ended December 31, 2022:

Calendar Month	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that may yet be Purchased as Part of Publicly Announced Plans or Programs
October 1 - 31	177,712	$ 13.46	177,712	$ 18,280,265
November 1 - 30	39,824	$ 13.72	39,824	$ 17,733,858
December 1 - 31	140,110	$ 13.28	140,110	$ 15,872,867
Total	357,646	$ 13.42	357,646	

On October 18, 2021, the Company announced that its Board of Directors approved a share repurchase program under which the Company may repurchase up to $30 million of its common stock. This program was completed during the third quarter of 2022. On May 10, 2022, the Company announced that its Board of Directors approved a second share repurchase program under which the Company may repurchase up to $30 million of its common stock. As of December 31, 2022, approximately $16 million remains available for repurchase under this share repurchase program. Repurchases under the program may be made in open market or privately negotiated transactions in compliance with SEC Rule 10b-18, subject to market conditions, applicable legal requirements and other relevant factors. The program does not obligate the Company to acquire any amount of common stock, and it may be suspended at any time at the Company's discretion. No time limit has been set for completion of the program.

See Part III, Item 12 for information relating to securities authorized for issuance under our equity compensation plans.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

This section includes a discussion of the financial condition and results of operations of CrossFirst Bankshares, Inc. and its subsidiaries. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2021 Form 10-K filed with the SEC on February 28, 2022 for a discussion of the financial condition and results of operations of the Company for the period ended December 31, 2020 and a comparison between the 2021 and 2020 results.

Tables may include additional periods to comply with disclosure requirements or to illustrate trends in greater depth. You should read the following financial data in conjunction with the other information contained in this 10-K, including under "Part I, Item 1A. Risk Factors," and in the financial statements and related notes included elsewhere in this 10-K.

Growth History

We have grown organically primarily by establishing our branch light network in seven states, attracting new clients and expanding our relationships with existing clients, as well as through three strategic acquisitions. The data below presents the business' growth in key areas for the past five years and the related compound annual growth rate ("CAGR"):

	2018 to 2022 CAGR	As of December 31,				
		2022	2021	2020	2019	2018
		(Dollars in thousands)				
Available-for-sale ("AFS") securities	1 %	$ 686,901	$ 745,969	$ 654,588	$ 739,473	$ 661,628
Gross loans (net of unearned income)[1]	15	5,372,729	4,256,213	4,441,897	3,852,244	3,060,747
Total assets	13	6,601,086	5,621,457	5,659,303	4,931,233	4,107,214
Non-interest-bearing deposits	30	1,400,260	1,163,224	718,459	521,826	484,284
Total deposits	15 %	$ 5,651,308	$ 4,683,597	$ 4,694,740	$ 3,923,759	$ 3,208,097

[1] Includes $3 million, $65 million and $292 million of PPP loans at December 31, 2022, 2021 and 2020, respectively.

Performance Measures

	As of or for the Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands, except per share data)		
Return on average assets	1.07 %	1.24 %	0.24 %
Adjusted return on average assets[1]	1.19 %	1.31 %	0.37 %
Return on average common equity	9.97 %	10.84 %	2.05 %
Adjusted return on average common equity[1]	11.11 %	11.40 %	3.26 %
Earnings per share	$ 1.24	$ 1.35	$ 0.24
Diluted earnings per share	$ 1.23	$ 1.33	$ 0.24
Adjusted diluted earnings per share[1]	$ 1.37	$ 1.40	$ 0.38
Efficiency ratio[2]	57.75 %	54.50 %	58.13 %
Adjusted efficiency ratio - FTE[1][2][3]	54.43 %	52.02 %	52.98 %
Ratio of equity to assets	9.22 %	11.88 %	11.03 %

[1] Represents a non-GAAP financial measure. See "Non-GAAP Financial Measures" in Management Discussion and Analysis for a reconciliation of these measures.

[2] We calculate efficiency ratio as non-interest expense divided by the sum of net interest income and non-interest income.

[3] Tax exempt income (tax-free municipal securities) is calculated on a tax equivalent basis. The incremental tax rate used is 21.0%.

2022 Highlights:

- Completed the acquisition of Farmers & Stockmens Bank ("Central") adding liquidity, new production talent, and expanding into attractive and growing markets
  - Added $389 million of loans and $570 million of deposits

- Total assets were $6.6 billion primarily made up of $5.4 billion in loans and $687 million in securities

- Loans grew $1.1 billion for the year or 26%; excluding the Central acquisition, loans grew 17% for the year

- Deposits grew $968 million for the year or 21%; excluding the Central acquisition, deposits grew 9% for the year

- Credit quality improved meaningfully with the non-performing assets to total assets ratio at 0.20% at year end and full year net charge offs of just 0.08%

- Purchased 2,448,428 or $36 million of outstanding shares as part of the share repurchase programs in 2022 representing 5% of outstanding shares

- Launched a new digital banking platform, providing enhanced online tools and resources for clients

- Book value per share decreased to $12.56 compared to $13.23 in the prior year. Tangible book value per share[1] decreased to $11.96 compared to $13.23 in the prior year as earnings were more than offset by an increase in the unrealized losses on our investment portfolio, the impact of Central and a reduction due to share repurchases

[1] Represents a non-GAAP financial measure. See "Non-GAAP Financial Measures" in Management Discussion and Analysis for a reconciliation of these measures.

Update to Net Interest Margin Methodology

The Company modified the yield calculation on the AFS security portfolio to better conform to peer disclosures in the first quarter of 2022. All earning-asset yields and net interest margins presented were retroactively updated for the change in methodology. The following changes were made:

- The average unrealized gain (loss) on AFS securities balance was removed from the security lines and placed in other non-interest earning assets

- The annualization method was changed from Actual/Actual to 30/360 for the security yields

The Company believes the new calculation provides better insight into why the security yields and net interest margin changed period-to-period.

| | For the Year Ended December 31, | |
	2021	2020
Previous calculation		
Yield on securities - taxable	1.93 %	2.26 %
Yield on securities - tax-exempt[1]	3.28	3.52
Yield on interest-earning assets[1]	3.60	3.96
Net interest spread[1]	3.10	3.04
Net interest margin[1]	3.15	3.13
As calculated going forward		
Yield on securities - taxable	1.96	2.32
Yield on securities - tax-exempt[1]	3.48	3.74
Yield on interest-earning assets[1]	3.62	3.98
Net interest spread[1]	3.12	3.06
Net interest margin[1]	3.17	3.15
Change		
Yield on securities - taxable	0.03	0.06
Yield on securities - tax-exempt[1]	0.20	0.22
Yield on interest-earning assets[1]	0.02	0.02
Net interest spread[1]	0.02	0.02
Net interest margin[1]	0.02 %	0.02 %

[1] Tax-exempt income is calculated on a tax-equivalent basis. Tax-free municipal securities are exempt from Federal taxes. The incremental tax rate used is 21%.

Concentrations

As of December 31, 2022, the Company's top 25 largest borrowing relationships totaled approximately $1.9 billion in total commitments, representing, in the aggregate, 24% of our total outstanding commitments. As of December 31, 2022, the Company's top 25 deposit relationships represented approximately 25%, or $1.4 billion, of total deposits. The majority of the $1.4 billion are money market deposit accounts. The Company believes that there are sufficient funding sources, including on-balance sheet liquid assets and wholesale deposit options, so that an immediate reduction in these deposit balances would not be expected to have a detrimental effect on the Company's financial position or operations.

For the year ended December 31, 2021, a significant portion of the Company's ATM and credit card interchange income was driven by companies that mobilized their workforce directly impacted by the COVID-19 pandemic. These companies represented $5 million or 61% of the $8 million in ATM and credit card interchange income. This activity did not re-occur in 2022 at the same level.

Discussion and Analysis - Results of Operations

Net Interest Income

Our profitability depends in substantial part on our net interest income. Net interest income is the difference between the amounts received on our interest-earning assets and the interest paid on our interest-bearing liabilities. Net interest income is impacted by internal and external factors including:

- Changes in the volume, rate, and mix of interest-earning assets and interest-bearing liabilities;

- Changes in competition, federal economic, monetary and fiscal policies and economic conditions; and

- Changes in credit quality.

We present and discuss net interest income on a fully tax-equivalent basis ("FTE").

For the fiscal year ended December 31, 2022, we operated in an increasing interest rate environment. Our earning assets repriced quicker than our cost of funds, resulting in a higher net interest margin in 2022. During 2022, the Company benefited from changes in our deposit mix, including an increase in non-interest-bearing deposits that helped manage cost of funds.

The following table presents, for the periods indicated, average statement of financial condition information, interest income, interest expense and the corresponding average yield earned and rates paid:

	For the Years Ended December 31,								
	2022			2021			2020		
	Average Balance	Interest Income / Expense	Yield / Rate[4]	Average Balance	Interest Income / Expense	Yield / Rate[4]	Average Balance	Interest Income / Expense	Yield / Rate[4]
					(Dollars in thousands)				
Interest-earning assets:									
Securities - taxable	$ 220,760	$ 5,286	2.39 %	$ 201,419	$ 3,955	1.96 %	$ 261,059	$ 6,058	2.32 %
Securities - tax-exempt - FTE[1]	551,734	18,559	3.36	488,544	16,981	3.48	421,548	15,745	3.74
Federal funds sold	3,139	49	1.56	-	-	—	1,020	18	1.73
Interest-bearing deposits in other banks	239,240	3,702	1.55	389,893	502	0.13	179,978	621	0.35
Gross loans, net of unearned income[2][3]	4,603,697	224,138	4.87	4,340,791	174,660	4.02	4,310,345	183,738	4.26
Total interest-earning assets - FTE[1]	5,618,570	$ 251,734	4.48 %	5,420,647	$ 196,098	3.62 %	5,173,950	$ 206,180	3.98 %
Allowance for loan losses	(57,388)			(73,544)			(68,897)		
Other non-interest-earning assets	198,849			244,368			253,426		
Total assets	$ 5,760,031			$ 5,591,471			$ 5,358,479		
Interest-bearing liabilities									
Transaction deposits	$ 538,604	$ 4,951	0.92 %	$ 608,063	$ 1,152	0.19 %	$ 447,777	$ 1,696	0.38 %
Savings and money market deposits	2,475,891	33,599	1.36	2,338,315	8,225	0.35	1,993,964	14,033	0.70
Time deposits	688,095	11,432	1.66	812,774	9,146	1.13	1,155,492	20,856	1.80
Total interest-bearing deposits	3,702,590	49,982	1.35	3,759,152	18,523	0.49	3,597,233	36,585	1.02
FHLB and short-term borrowings	232,018	4,855	2.09	279,379	5,840	2.09	417,956	6,508	1.56
Trust preferred securities, net of fair value adjustments	1,072	142	13.25	982	96	9.76	939	106	11.34
Non-interest-bearing deposits	1,146,594	—	—	876,309	—	—	684,294	—	—
Cost of funds	5,082,274	$ 54,979	1.08 %	4,915,822	$ 24,459	0.50 %	4,700,422	$ 43,199	0.92 %
Other liabilities	60,175			35,447			43,331		
Stockholders' equity	617,582			640,202			614,726		
Total liabilities and stockholders' equity	$ 5,760,031			$ 5,591,471			$ 5,358,479		
Net interest income - FTE[1]		$ 196,755			$ 171,639			$ 162,981	
Net interest spread - FTE[1]			3.40 %			3.12 %			3.06 %
Net interest margin -FTE[1]			3.50 %			3.17 %			3.15 %

[1] Calculated on a fully tax-equivalent basis. Tax-free municipal securities are exempt from Federal taxes. The incremental tax rate used is 21%.

[2] Loans, net of unearned income includes non-accrual loans of $11 million, $31 million and $75 million as of December 31, 2022, 2021 and 2020, respectively.

[3] Loan interest income includes loan fees of $14 million, $18 million and $14 million for the years ended December 31, 2022, 2021 and 2020, respectively.

[4] Actual unrounded values are used to calculate the reported yield or rate disclosed. Accordingly, recalculations using the amounts in thousands as disclosed in this report may not produce the same amounts.

Interest Income - Interest income increased for the year ended December 31, 2022 compared to the same period in 2021. The yield on earning assets increased 86 basis points, led by an 85 basis point increase in loan yields driven by the repricing of existing loans, origination of new loans and the Central acquisition. The yield on the investment portfolio also increased five basis points. Average earning assets increased $197.9 million due to $262.9 million higher average loans and an $82.5 million increase in the average investment portfolio. The increased loan balances were due to strong loan growth, both organically and due to the acquisition of Central.

Interest Expense - Interest expense increased for the year ended December 31, 2022, compared to the same period in 2021. The cost of interest-bearing deposits increased due to the higher interest rate environment and increased competition for deposits. The average volume for interest-bearing deposits declined primarily because of decreases in time deposits and transaction deposits, partially offset by increases in savings and money market deposits. Average FHLB and other borrowings declined compared to 2021; however, the rate paid on these borrowings remained consistent year over year. The cost of funds increase was partially offset by an increase in average non-interest-bearing deposits from 2021 to 2022. We currently anticipate our cost of funds will increase in 2023 due to continued increases in the interest rate environment and competition for deposits.

Net Interest Income – Full year 2022 net interest income grew $24.8 million, an increase of 15% compared to 2021. Full year net interest income - FTE grew $25.1 million, an increase of 15% compared to 2021, while the net interest margin ("NIM") - FTE increased to 3.50% from 3.17% in the prior year due to the higher interest rate environment as well as the mix shift from cash into higher earning assets as noted above. The NIM – FTE also benefited from a 31% increase in non-interest-bearing deposits which benefited the NIM-FTE 4 basis points. We currently expect the net interest margin to remain flat or slightly increase in 2023 as we currently anticipate a slowdown in the trajectory of interest rate increases. We currently anticipate that competition for deposits will continue into 2023 as clients seek higher yields.

Non-interest Income



The components of non-interest income were as follows for the periods shown:

	For the Year Ended December 31,			
			Change	
	2022	**2021**	**$**	**%**
	(Dollars in thousands)			
Service charges and fees on customer accounts	$ 6,228	$ 4,580	$ 1,648	36 %
Realized gains on available-for-sale securities	96	1,023	(927)	(91)
Gain on sale of loans	47	-	47	—
Gains (losses), net on equity securities	(181)	(6,325)	6,144	(97)
Income from bank-owned life insurance	1,602	3,483	(1,881)	(54)
Swap fees and credit valuation adjustments, net	188	275	(87)	(32)
ATM and credit card interchange income	6,523	7,996	(1,473)	(18)
Other non-interest income	2,778	2,628	150	6
Total non-interest income	$ 17,281	$ 13,660	$ 3,621	27 %
Non-interest income to average assets	*0.30 %*	*0.24 %*		

The changes in non-interest income were driven by the following:

Service charges and fees on customer accounts - This category includes account analysis fees offset by a customer rebate program. The increase for the year ended December 31, 2022 compared to 2021 was driven by a decline in costs associated with our rebate program. In addition, customer growth and an increase in outstanding balances improved account analysis fees.

Realized gains on available-for-sale securities – The Company sells AFS securities for strategic reasons including capitalizing on attractive market conditions, improving the credit quality of the security portfolio, or for tax purposes, primarily to offset capital losses. The realized gains on AFS securities declined from 2021 to 2022 primarily due to the Company selling securities for tax purposes and to capitalize on attractive market conditions in 2021.

Gains (losses), net on equity securities – During 2021, the Company recorded a $6 million loss related to an equity investment received as part of a modified loan agreement in 2020. The Company elected to account for this security at cost less impairment, unless an orderly transaction for an identical or similar investment of the same issuer occurred that would result in an updated fair market value. During 2021, significant adverse changes in market conditions for the investment resulted in the investment being sold below its book value. Refer to the "Equity Securities" section in *Note 3: Securities* within the Notes to the Consolidated Financial Statements for additional information.

Income from bank-owned life insurance – The decrease for the year ended December 31, 2022 compared to 2021 was due to the Company recognizing $2 million in tax-free death benefits from a bank-owned life insurance policy in 2021 that did not re-occur in 2022.

ATM and credit card interchange income - The decrease in ATM and credit card interchange income for the year ended December 31, 2022 compared to 2021 was primarily the result of one large customer that mobilized their workforce directly impacted by the COVID-19 pandemic during 2020 and into 2021. This activity did not re-occur in 2022 and accounts for the lower income.

Non-interest Expense



The components of non-interest expense were as follows for the periods indicated:

	For the Year Ended December 31,					
					Change	
	2022		2021		$	%
	(Dollars in thousands)					
Salary and employee benefits	$	75,288	$	61,080	$ 14,208	23 %
Occupancy		10,663		9,688	975	10
Professional fees		5,275		3,519	1,756	50
Deposit insurance premiums		3,354		3,705	(351)	(9)
Data processing		4,750		2,878	1,872	65
Advertising		3,201		2,090	1,111	53
Software and communication		5,093		4,234	859	20
Foreclosed assets, net		(17)		697	(714)	(102)
Other non-interest expense		14,135		11,491	2,644	23
Total non-interest expense	$	121,742	$	99,382	$ 22,360	22 %
Non-interest expense to average assets		2.11 %		1.78 %		

Non-interest expense increased $22.4 million and included $4.2 million of transaction costs and core deposit intangible amortization related to the Central acquisition. In addition, the Central acquisition added approximately $1.7 million of non-interest expense, the majority in the salary and employee benefits line as we added employees to our teams. The ratio of non-interest expense to average assets increased to 2.11%, in part, due to the Central acquisition as well as increased costs as we continue to invest in new markets, technology, and personnel. The changes in non-interest expense were driven by the following:

Salary and Employee Benefits - Salary and employee benefit costs increased due to new market expansion, annual merit increases, the addition of employees as part of the Central acquisition and increased performance-based incentive compensation.

Occupancy - Occupancy costs increased due to the adoption of Accounting Standards Codification ("ASC") 842, Leases on January 1, 2022 as well as a new lease in our Dallas market resulting from expansion. We currently expect occupancy costs to increase in 2023 related to our expansion into the Fort Worth, TX market and may increase further as we enter new markets in the future.

Professional Fees - Professional fees increased due to $1.4 million related to the Central Bank acquisition, $0.3 million in lending related legal fees and $0.1 million due to recruiting fees.

Data Processing – Data processing expense increased due to the Central acquisition, account growth and costs related to our digital banking conversion.

Advertising - The increase in advertising costs was driven by increased post-pandemic activities.

Software and Communication - The increase was driven by our continued investment in best-in-class technologies. In addition to the growing number of technologies implemented, a portion of the increase in costs was due to our growth.

Foreclosed Assets, net - The decrease in foreclosed assets, net was due to the Company selling a foreclosed commercial use facility during 2021 at a loss.

Other non-interest expense - The increase was due to employee separation expense of $1.1 million and higher travel and entertainment costs in 2022 due to an increase in post-pandemic activities.

Our GAAP efficiency ratio for 2022 was 57.75% and our adjusted efficiency ratio – FTE was 54.43%. See below under "Non-GAAP Financial Measures" for a reconciliation. We currently expect to manage the efficiency ratio lower through 2023 as we finish the integration of Central and scale investments in new markets.

Income Taxes

Our income tax expense differs from the amount that would be calculated using the federal statutory tax rate, primarily from investments in tax advantaged assets, such as bank-owned life insurance and tax-exempt municipal securities, state tax credits and permanent tax differences from equity-based compensation. In addition, 2022 included a $0.3 million charge related to certain non-deductible acquisition costs in connection with the Central acquisition. Detail behind the differences between the statutory rate and effective tax rate for the years ended December 31, 2022, 2021 and 2020 is provided in *Note 12: Income Taxes* within the Notes to the Consolidated Financial Statements.

The tax-exempt benefit diminishes as the Company's ratio of taxable income to tax-exempt income increases. We currently anticipate the effective tax rate to remain in the range of 20% to 22% for 2023. A three-year trend of our income tax and effective tax rate is presented below:

	For the Year Ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Income tax expense	$ 15,973	$ 17,556	$ 2,713
Income before income taxes	$ 77,572	$ 86,969	$ 15,314
Effective tax rate	21 %	20 %	18 %

Non-GAAP Financial Measures

In addition to disclosing financial measures determined in accordance with U.S. generally accepted accounting principles (GAAP), the Company discloses certain non-GAAP financial measures including "tangible common stockholders' equity," "tangible book value per share," "adjusted efficiency ratio – FTE," "adjusted net income," "adjusted diluted earnings per share," "adjusted return on average assets," and "adjusted return on average common equity." We consider the use of select non-GAAP financial measures and ratios to be useful for financial and operational decision making and useful in evaluating period-to-period comparisons. We believe that these non-GAAP financial measures provide meaningful supplemental information to investors regarding our performance by excluding certain expenditures or gains that we believe are not indicative of our primary business operating results. We believe that management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting, analyzing and comparing past, present and future periods.

These non-GAAP financial measures should not be considered a substitute for financial information presented in accordance with GAAP and you should not rely on non-GAAP financial measures alone as measures of our performance. The non-GAAP financial measures we present may differ from non-GAAP financial measures used by our peers or other companies. We compensate for these limitations by providing the equivalent GAAP measures whenever we present the non-GAAP financial measures and by including a reconciliation of the impact of the components adjusted for in the non-GAAP financial measure so that both measures and the individual components may be considered when analyzing our performance.

A reconciliation of non-GAAP financial measures to the comparable GAAP financial measures follows.

	For the Year Ended		
	12/31/2022	12/31/2021	12/31/2020
	(Dollars in thousands, except per share data)		
Adjusted net income:			
Net income	$ 61,599	$ 69,413	$ 12,601
Add: Acquisition costs	3,890	-	-
Add: Acquisition - Day 1 CECL provision	4,400	-	-
Add: Employee separation	1,063	-	-
Add: Unrealized loss on equity security	-	6,200	-
Add: Accelerated employee benefits	-	719	-
Less: BOLI settlement benefits[1]	-	(1,841)	-
Add: Goodwill impairment[1]	-	-	7,397
Less: Tax effect[2]	(2,335)	(1,512)	-
Adjusted net income	**$ 68,617**	**$ 72,979**	**$ 19,998**
Diluted weighted average common shares outstanding	**50,002,054**	**52,030,582**	**52,548,547**
Diluted earnings per share	**$ 1.23**	**$ 1.33**	**$ 0.24**
Adjusted diluted earnings per share	**$ 1.37**	**$ 1.40**	**$ 0.38**

[1] No tax effect.

[2] Represents the tax impact of the adjustments at a tax rate of 21.0%, plus permanent tax expense associated with merger related transactions and permanent tax benefit associated with stock-based grants

	For the Year Ended		
	12/31/2022	12/31/2021	12/31/2020
	(Dollars in thousands)		
Adjusted return on average assets:			
Net income	$ 61,599	$ 69,413	$ 12,601
Adjusted net income	68,617	72,979	19,998
Average assets	$ 5,760,031	$ 5,591,471	$ 5,358,479
Return on average assets	1.07 %	1.24 %	0.24 %
Adjusted return on average assets	1.19 %	1.31 %	0.37 %

	For the Year Ended		
	12/31/2022	12/31/2021	12/31/2020
	(Dollars in thousands)		
Adjusted return on common equity:			
Net income	$ 61,599	$ 69,413	$ 12,601
Adjusted net income	68,617	72,979	19,998
Average common equity	$ 617,582	$ 640,202	$ 614,276
Return on average common equity	9.97 %	10.84 %	2.05 %
Adjusted return on average common equity	11.11 %	11.40 %	3.26 %

	For the Year Ended		
	12/31/2022	12/31/2021	12/31/2020
	(Dollars in thousands, except per share data)		
Tangible common stockholders' equity:			
Total stockholders' equity	$ 608,599	$ 667,573	$ 624,428
Less: goodwill and other intangible assets	29,081	130	208
Tangible common stockholders' equity	$ 579,518	$ 667,443	$ 624,220
Tangible book value per share:			
Tangible common stockholders' equity	$ 579,518	$ 667,443	$ 624,220
Shares outstanding at end of period	48,448,215	50,450,045	51,679,516
Book value per share	$ 12.56	$ 13.23	$ 12.08
Tangible book value per share	$ 11.96	$ 13.23	$ 12.08

		For the Year Ended				
		12/31/2022		**12/31/2021**		**12/31/2020**
		(Dollars in thousands)				
Adjusted Efficiency Ratio - FTE[1]						
Non-interest expense	$	121,742	$	99,382	$	99,968
Less: Acquisition costs		(3,890)		-		-
Less: Core deposit intangible amortization		(291)		-		-
Less: Employee separation		(1,063)		-		-
Less: Accelerated employee benefits		-		(719)		-
Less: Goodwill impairment		-		-		(7,397)
Adjusted Non-interest expense (numerator)	$	116,498	$	98,663	$	92,571
Net interest income		193,534		168,691		160,249
Tax equivalent interest income[1]		3,221		2,948		2,732
Non-interest income		17,281		13,660		11,733
Add: Unrealized loss on equity security		-		6,200		-
Less: BOLI settlement benefits		-		(1,841)		-
Total tax-equivalent income (denominator)	$	214,036	$	189,658	$	174,714
Efficiency Ratio		57.75 %		54.50 %		58.13 %
Adjusted Efficiency Ratio - FTE[1]		54.43 %		52.02 %		52.98 %

[1] Tax exempt income (tax-free municipal securities) is calculated on a tax equivalent basis. The incremental tax rate used is 21.0%.

Discussion and Analysis - Financial Condition

Loan Portfolio

At December 31, 2022, our loan portfolio was comprised of new loans that we have originated and loans that were acquired on November 22, 2022 in the acquisition of Central. Certain of the comparative graphs below are excluding the Central loans and are so noted.

Loans represent our largest portion of earning assets and typically provide higher yields than other assets. The quality and diversification of the loan portfolio is an important consideration when reviewing our financial condition. We established an internal loan policy that outlines a standard lending philosophy and provides consistent direction to achieve goals and objectives, which include maximizing earnings over the short and long term by managing risks through the policy. Internal concentration limits exist on all loans, including commercial real estate, energy, and land development. We established strong underwriting practices and procedures to assess our borrowers, including review of debt service, collateral value and evaluation of guarantors. We also engage third-parties to independently review our loan portfolio. Appropriate actions are taken when a borrower is no longer able to service its debt.

Our loan portfolio consists of various types of loans, primarily made up of commercial and industrial and commercial real estate loans. Commercial and industrial loans are generally paid back through normal business operations. Commercial real estate loans, which include both construction and limited term financing are typically paid back through normal income from operations, the sale of the underlying property or refinancing by other institutional sources. Most of our loans are made to borrowers within the states we operate, which include Kansas, Missouri, Oklahoma, Arizona, Texas, Colorado and New Mexico. In addition, we occasionally invest in syndicated shared national credits and loan participations.

The following table presents the balance and associated percentage of each major product type within our portfolio as of the dates indicated:

	As of December 31, 2022		As of December 31, 2021		December 31, 2021 vs. December 31, 2022 % Change
			(Dollars in thousands)		
Commercial and industrial[(1)]	$	1,017,678	$	843,024	20.7 %
Commercial and industrial lines of credit		957,254		617,398	55.0
Energy		173,218		278,579	(37.8)
Commercial real estate		1,718,947		1,278,479	34.5
Construction and land development		794,788		574,852	38.3
Residential real estate		409,124		360,046	13.6
Multifamily real estate		237,984		240,230	(0.9)
Consumer		63,736		63,605	0.2
Total	$	5,372,729	$	4,256,213	26.2 %

(1) Total includes PPP loans of $3.2 million and $64.8 million as of December 31, 2022 and 2021, respectively

For a description of the Company's loan segments refer to the "Loan Portfolio Segments" section within *Note 4: Loans and Allowance for Credit Losses* within the Notes to the Consolidated Financial Statements.

Commercial and Industrial Loans

The Company provides a mix of variable- and fixed-rate commercial and industrial loans across various industries. We extend commercial and industrial loans on an unsecured and secured basis. Unsecured commercial and industrial loan balances totaled $271 million or 5% of the total loan portfolio as of December 31, 2022 compared to $126 million or 3% as of December 31, 2021.

Our commercial and industrial loan portfolio is comprised of diverse industry segments. A breakdown of the Company's commercial and industrial loan portfolio by industry, excluding the loans acquired from Central, as of December 31, 2022 and 2021 is provided below:



Real Estate Loans

Our real estate portfolio is comprised of construction and development loans, residential family and multifamily loans and commercial real estate loans. Our Real Estate portfolio, excluding Central, is predominately in-market relationships with 73% of Real Estate loans located within our footprint of Kansas, Missouri, Texas, Oklahoma and Arizona as of December 31, 2022, based on the geographical location of the collateral. A breakdown of our real estate portfolio by type and geography (based upon location of collateral), excluding the loans acquired from Central, as of December 31, 2022 and 2021 is presented below:





The following table shows the contractual maturities of our gross loans and sensitivity to interest rate changes:

	As of December 31, 2022								
	Due in One Year or Less		Due in One Year through Five Years		Due in Five Year through Fifteen Years		Due after Fifteen Years		
	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Total
	(Dollars in thousands)								
Commercial and industrial	$ 89,571	$ 116,378	$ 308,284	$ 341,195	$ 46,807	$ 93,496	$ 19,589	$ 2,358	$ 1,017,678
Commercial and industrial lines of credit	47,360	388,302	21,288	464,461	16,101	19,742	-	-	957,254
Energy	-	29,159	916	143,143	-	-	-	-	173,218
Commercial real estate	64,215	221,690	477,324	452,410	179,940	262,030	8,846	52,492	1,718,947
Construction and land development	28,382	81,548	82,146	492,424	30,608	34,787	3,661	41,232	794,788
Residential real estate	4,380	2,630	21,987	4,846	68,818	5,856	377	300,230	409,124
Multifamily real estate	4,379	60,235	61,750	98,023	4,864	8,733	-	-	237,984
Consumer	3,449	12,356	8,669	12,656	371	24,612	-	1,623	63,736
Total	$ 241,736	$ 912,298	$ 982,364	$ 2,009,158	$ 347,509	$ 449,256	$ 32,473	$ 397,935	$ 5,372,729

Provision and Allowance for Credit Losses ("ACL")

The Company implemented the CECL model as of January 1, 2022. Refer to *Note 1: Nature of Operations and Summary of Significant Accounting Policies* and *Note 4: Loans and Allowance for Credit Losses* within the Notes to Consolidated Financial Statements for details regarding the transition, including the impact to the financial statements. The CECL model compared to the incurred loss model may accelerate the provision for credit losses if the Company's loan portfolio continues to grow. In addition, positive (negative) forward-looking indicators may decrease (increase) the required provision for credit losses.

The ACL at December 31, 2022 represents our best estimate of the expected credit losses in the Company's loan portfolio and off-balance sheet commitments, measured over the contractual life of the underlying instrument.

	For the Year Ended December 31,		
	2022	2021	2020
Asset quality	*(Dollars in thousands)*		
Provision for credit losses[1] - loans	$ 7,997	$ (4,000)	$ 56,700
Provision for credit losses[1] - off-balance sheet	3,504	N/A	N/A
Allowance for credit losses[2] - loans	61,775	58,375	75,295
Allowance for credit losses[2] - off-balance sheet	8,688	N/A	N/A
Net charge-offs	$ 3,765	$ 12,920	$ 38,301

[1] Prior to 2022, this line represents the provision for loan losses

[2] Prior to 2022, this line represents the allowance for loan and lease losses

Upon adoption of the CECL model, the Company established a reserve for unfunded commitments ("RUC") and reduced the ACL $1.7 million as of January 1, 2022. During 2022, the ACL increased by $3.4 million due to $4.6 million in Central Day 1 CECL provision on non-PCD loans and a $0.9 million Central Day 1 provision on PCD loans. In addition, the ACL grew $12.8 million due to loan growth and changes in credit quality and economic factors. These increases were partially offset by the day 1 impact of CECL adoption noted above of $1.7 million, $3.8 million in net charge-offs, and a reduction in reserves on impaired loans of $9.4 million.

January 1, 2022, the adoption date, is presented below instead of December 31, 2021 for comparability purposes. The allocation in one portfolio segment does not preclude its availability to absorb losses in other segments. The table below presents the allocation of the allowance for credit losses as of the dates indicated:

	December 31, 2022					January 1, 2022				
	ACL Amount					ACL Amount				
	Loans	Off-Balance Sheet	Total	Percent of ACL to Total ACL	Percent of Loans to Total Loans	Loans	Off-Balance Sheet	Total	Percent of ACL to Total ACL	Percent of Loans to Total Loans
					(Dollars in thousands)					
Commercial and industrial	$ 12,272	$ 245	$ 12,517	18 %	19 %	$ 10,139	$ 107	$ 10,246	17 %	20 %
Commercial and industrial lines of credit	14,531	74	14,605	21	18	8,866	44	8,910	14	14
Energy	4,396	787	5,183	7	3	9,190	265	9,455	15	7
Commercial real estate	19,504	700	20,204	29	32	18,933	711	19,644	32	30
Construction and land development	5,337	6,830	12,167	17	15	3,666	3,914	7,580	12	14
Residential real estate	3,110	35	3,145	4	8	3,046	5	3,051	5	8
Multifamily real estate	2,253	14	2,267	3	4	2,465	137	2,602	4	6
Consumer	372	3	375	1	1	323	1	324	1	1
Gross loans	$ 61,775	$ 8,688	$ 70,463	100 %	100 %	$ 56,628	$ 5,184	$ 61,812	100 %	100 %

Refer to *Note 4: Loans and Allowance for Credit Losses* within the Notes to Consolidated Financial Statements for a summary of the changes in the ACL. Provided below is additional information regarding changes to the ACL:

Charge-offs and Recoveries

The below table provides the ratio of net charge-offs (recoveries) to average loans outstanding based on our loan categories for the periods indicated:

| | For the Year Ended December 31, | | |
	2022	**2021**	**2020**
Commercial and industrial	- %	0.07 %	2.41 %
Commercial and industrial lines of credit	0.31	2.69	1.21
Energy	1.19	0.32	1.24
Commercial real estate	(0.09)	-	0.14
Residential real estate	0.05	(0.08)	0.11
Multifamily real estate	-	(0.01)	-
Consumer	(0.01)	0.04	0.14
Total net charge-offs to average loans	0.08 %	0.30 %	0.89 %

For the year ended December 31, 2022, charge-offs primarily related to three commercial and industrial and commercial and industrial line of credit borrowers, three energy borrowers and two non-owner occupied commercial real estate borrowers who were unable to meet their debt obligations. Recoveries totaled $7.0 million for the year ended December 31, 2022 and were primarily related to six commercial and industrial loans/lines of credit, two energy loans and two non-owner occupied commercial real estate loans that were previously charged-off.

Non-performing assets and past due loans

Non-performing assets include: (i) non-performing loans - includes non-accrual loans, loans past due 90 days or more and still accruing interest, and loans modified under TDRs that are not performing in accordance with their modified terms; (ii) foreclosed assets held for sale; (iii) repossessed assets; and (iv) impaired debt securities.

The table below summarizes our non-performing assets and related ratios as of the dates indicated:

	For the Year Ended December 31,					
	2022		2021		2020	
Asset quality	*(Dollars in thousands)*					
Non-accrual loans	$	11,272	$	31,432	$	75,051
Loans 90+ days past due and still accruing		750		90		1,024
Total non-performing loans		12,022		31,522		76,075
Foreclosed assets held-for-sale		1,130		1,148		2,347
Total non-performing assets	$	13,152	$	32,670	$	78,422
Loans 30 - 89 days past due	$	19,519	$	3,529	$	18,078

Asset quality metrics (%)	2022	2021	2020
Non-performing loans to total loans	0.22 %	0.74 %	1.71 %
Non-performing assets to total assets	0.20	0.58	1.39
ACL to total loans	1.15	1.37	1.70
ACLs + RUC to total loans[1]	1.31	N/A	N/A
ACL to non-performing loans	514	185	99
Classified Loans / (Capital + ACL)	10.1	10.8	40.9
Classified Loans / (Capital + ACL + RUC)[1]	10.0	N/A	N/A

[1] Includes the accrual for off-balance sheet credit risk from unfunded commitments that resulted from CECL adoption on January 1, 2022.

Credit quality metrics were significantly improved compared to the prior year. Non-performing assets decreased to $13.2 million at December 31, 2022 entirely due to a $20.2 million decrease in non-accrual loans. The decline is attributable primarily to payments and payoffs on non-accrual energy, commercial and industrial and commercial real estate loans during the year. The non-performing assets to total assets ratio decreased to 0.20% at December 31, 2022 from 0.58% at December 31, 2021. Classified loans decreased $11.2 million during the year but included the addition of $5.7 million from Central. Without Central, classified assets decreased $16.9 million due to reductions in classified energy, commercial and industrial and commercial real estate loans. Loans 30-89 days past due increased $16.0 million primarily due to administrative past dues which were short-term in nature.

Investment Portfolio

Our investment portfolio is governed by our investment policy that sets our objectives, limits and liquidity requirements among other items. The portfolio is maintained to serve as a contingent, on-balance sheet source of liquidity. The objective of our investment portfolio is to optimize earnings, manage credit risk, ensure adequate liquidity, manage interest rate risk, meet pledging requirements and meet regulatory capital requirements. Our investment portfolio is generally comprised of government sponsored entity securities and U.S. state and political subdivision securities with limits set on all types of securities.

At the date of purchase, all debt securities are classified as AFS securities. Since interest rates move in cycles, having an AFS portfolio allows management to: (i) protect against additional unrealized market valuation losses; (ii) provide more liquidity as rates rise, which often coincides with increasing loan demand and slower deposit growth; and (iii) generate more money to reinvest when rates are higher giving the institution an opportunity to lock in higher yields. In the event the AFS portfolio becomes too large given the constraints set in the policy, investments may be classified as held-to-maturity. Held-to-maturity classification will only be used if we have the intent and ability to hold the investment to its maturity.

At December 31, 2022, AFS debt securities decreased $59 million or 8% from the prior year-end primarily due to the $112 million increase in unrealized losses. During 2022, the Company purchased $50 million of tax-exempt municipal securities, $48 million of mortgage-backed securities, $10 million of SBA, and $6 million of corporate securities. During 2021, the Company purchased $117 million of tax-exempt municipal securities and $108 million of mortgage-backed securities primarily to deploy liquidity into higher yielding interest-earning assets.

For information related to the book value and fair value of our AFS securities at December 31, 2022 and 2021 refer to the "Available-for-Sale Securities" segment in *Note 3: Securities* within the Notes to the Consolidated Financial Statements. For information related to the investment maturity schedule and weighted average yield for each range of maturities refer to the "Maturity Schedule" segment in *Note 3: Securities* within the Notes to the Consolidated Financial Statements.

Bank-Owned Life Insurance

The Company maintains investments in BOLI policies to help control employee benefit costs, as a protection against loss of certain employees and as a tax planning strategy. The decrease in yield during 2022 was primarily due to the Company recognizing $2 million in tax-free death benefits from a BOLI policy in 2021, coupled with movements in the insurance carrier's underlying investments and operating costs that decreased the overall income on the underlying asset.

The following table provides the balance of BOLI income earned and tax-equivalent yield for the periods indicated:

	As of or For the Year Ended December 31,					
	2022		**2021**		**2020**	
	(Dollars in thousands)					
Ending balance	$	69,101	$	67,498	$	67,498
Income earned	$	1,602	$	3,483	$	1,809
Tax-equivalent yield[1]		2.9 %		6.4 %		3.4 %

[1] Tax exempt income is calculated on a tax-equivalent basis. BOLI income is exempt from federal and state taxes. The incremental tax rate used is 24.7% between 2020 and 2022.

Deposits

The following table sets forth deposit balances by certain categories as of the dates indicated and the percentage of each deposit category to total deposits:

	As of December 31, 2022		As of December 31, 2021		December 31, 2021 vs. December 31, 2022 % Change	
	(Dollars in thousands)					
Non-interest-bearing deposits	$	1,400,260	$	1,163,224	20.4	%
Transaction deposits		543,801		536,225	1.4	
Savings and money market deposits		2,761,680		2,359,761	17.0	
Time deposits[1]		945,567		624,387	51.4	
Total deposits	$	5,651,308	$	4,683,597	20.7	%
Total uninsured deposits[2]	$	2,449,506	$	2,413,533		

[1] Includes $382 million and $91 million of brokered deposits, representing 40% and 15% of time deposits for the years ended December 31, 2022 and 2021, respectively.

[2] Based on estimated amounts of uninsured deposits and are based on the same methodologies and assumptions used for the Bank's regulatory reporting requirements.

Deposits originate from our markets as well as through participation in certain wholesale programs. Deposit accounts are added by loan cross-selling, client referrals and involvement within our community. The Company offers a variety of deposit products including non-interest-bearing demand deposits and interest-bearing deposits that include transaction accounts (including NOW accounts), savings accounts, money market accounts, and certificates of deposit. The Bank also acquires brokered deposits, internet subscription certificates of deposit, and reciprocal deposits through the Intrafi Network. The reciprocal deposits include both the Certificate of Deposit Account Registry Service and Insured Cash Sweep program. The Company is a member of the Intrafi Network which effectively allows depositors to receive FDIC insurance on amounts greater than the FDIC insurance limit, which is currently $250 thousand. The Intrafi Network allows institutions to break large deposits into smaller amounts and place them in a network of other Intrafi Network institutions to ensure full FDIC insurance is gained on the entire deposit.

At December 31, 2022, deposits increased $968 million, or 21%, from the prior year-end including $570 million from the Central acquisition. Non-interest-bearing deposits increased $237 million or 20% from December 31, 2021 to December 31, 2022, including $225 million from the Central acquisition. The increase in non-interest-bearing deposits was driven by approximately $544 million of increased deposits from current clients and approximately $189 million from new deposit relationships and $225 million from Central, partially offset by deposit withdrawals. At both December 31, 2022 and 2021, non-interest-bearing deposits represented 25% of total deposits. Transaction deposits and savings and money market deposits increased $409 million at December 31, 2022 as compared to December 31, 2021, as a result of new deposit relationships, increased deposits from current clients and the acquisition of Central. Time deposits increased by $321 million during 2022. Approximately $489 million of time deposits matured in 2022, offset by $829 million of new and renewed time deposits. Brokered time deposits increased during 2022 to meet short-term liquidity needs.

The following table sets forth the maturity of time deposits as of December 31, 2022:

	As of December 31, 2022								
	Three Months or Less		Three to Six Months		Six to Twelve Months		After Twelve Months		Total
	(Dollars in thousands)								
Time deposits in excess of FDIC insurance limit	$	24,769	$	26,203	$	49,409	$	211,123	$	311,504
Time deposits below FDIC insurance limit		164,871		168,450		155,278		145,464		634,063
Total time deposits	$	189,640	$	194,653	$	204,687	$	356,587	$	945,567

Other Borrowed Funds

Since it may not be possible to achieve the institution's overall funding needs through core deposit funding, other borrowings may be used to support asset growth. The risks associated with other borrowings are addressed in the same fashion as other financial condition risks incurred by the Bank. Credit risk, interest rate risk, concentration risk, capital adequacy and liquidity are measured for the consolidated statement of financial condition as a whole, including any wholesale funding strategies that have been implemented or are expected to be implemented.

The following table sets forth the amounts outstanding and weighted average interest rate of our borrowings as of the dates indicated:

	As of December 31,					
	2022		2021		2020	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(Dollars in thousands)					
Repurchase agreements	$ —	— %	$ —	— %	$ 2,306	0.15 %
Federal funds purchased	20,000	4.65	—	—	—	—
FHLB borrowings[1]	218,111	3.02	236,600	1.92	293,100	1.78
Trust preferred securities[2]	1,061	6.51	1,009	1.94	963	1.96
TIB line of credit	5,000	7.50	—	—	—	—
SBA loan secured borrowings	9,396	N/A	—	—	—	—
Total other borrowings	$ 253,568	3.41 %	$ 237,609	1.92 %	$ 296,369	1.77 %

[1] Includes FHLB advances and FHLB line of credit.

[2] The difference between the interest rate above and the interest rate in the table below is due to the Company assuming a liability with a fair value of $1 million related to the assumption of trust preferred securities issued by Leawood Bancshares Statutory Trust I for $4 million on September 30, 2005. In 2012, the Company settled litigation related to the trust preferred securities which decreased the principal balance by $2 million and the recorded balance by approximately $400 thousand. The difference between the recorded amount and the contract value of $3 million is being accreted to the maturity date in 2035.

For a description and general terms of the other borrowed funds, refer to *Note 11: Borrowing Arrangements* within the Notes to the Consolidated Financial Statements.

The following table sets forth the maximum amount at any month end during the reporting period, the weighted average interest rate and the average balance of other borrowings during the reported period for the years indicated:

| | **For the Year Ended December 31,** | | | | | | | | |
| | **2022** | | | **2021** | | | **2020** | | |
	Maximum Amount Outstanding at Any Month End	Average Amount	Weighted Average Interest Rate	Maximum Amount Outstanding at Any Month End	Average Amount	Weighted Average Interest Rate	Maximum Amount Outstanding at Any Month End	Average Amount	Weighted Average Interest Rate
				(Dollars in thousands)					
Repurchase agreements	$ 5,695	$ 827	0.13 %	$ 6,218	$ 1,821	0.15 %	$ 57,259	$ 32,265	0.49 %
Federal funds purchased	20,000	7,836	1.22	—	—	—	30,000	2,589	0.19
Federal reserve discount window	—	—	—	—	—	—	15,000	1,055	0.24
FHLB borrowings[1]	326,600	224,182	2.11	293,100	277,558	2.10	470,659	382,047	1.66
Trust preferred securities	1,061	1,031	8.83	1,009	982	5.05	963	939	11.34
TIB line of credit	5,000	27	—	—	—	—	—	—	—
SBA loan secured borrowings	$ 10,897	1,170	N/A	$ —	—	—	$ —	—	—
Total other borrowings		$ 235,073	2.10 %		$ 280,361	2.10 %		$ 418,895	1.58 %

[1] Includes FHLB advances and FHLB line of credit.

Liquidity and Capital Resources

Contractual Obligations and Off-Balance Sheet Arrangements

The Company is subject to contractual obligations made in the ordinary course of business. The obligations include deposit liabilities, other borrowed funds, and operating leases. Refer to *Note 11: Borrowing Arrangements* within the Notes to the Consolidated Financial Statements for a listing of our December 31, 2022 significant contractual cash obligations to third parties on debt obligations. Refer to *Note 6: Leases* within the Notes to the Consolidated Financial Statements for a summary of our contractual cash obligations to third parties on lease obligations.

As a financial services provider, the Company is a party to various financial instruments with off-balance sheet risks, such as commitments to extend credit. Off-balance sheet arrangements represent the Company's future cash requirements. However, a portion of these commitments may expire without being drawn upon. Refer to *Note 21: Commitments and Credit Risk* within the Notes to the Consolidated Financial Statements for a listing of our December 31, 2022 off-balance sheet arrangements.

The Company's short-term and long-term contractual obligations, including off-balance sheet obligations, may be satisfied through our on-balance sheet and off-balance sheet liquidity discussed below.

Liquidity

Liquidity is the ability to generate adequate amounts of cash from depositors, stockholders, profits or other funding sources, to meet our needs for funding, including payments to borrowers, operational costs, capital requirements and other strategic cash flow needs.

Our liquidity policy governs our approach to our liquidity position. The objective is to maintain adequate, but not excessive, liquidity to meet the daily cash flow needs of our clients while attempting to achieve adequate earnings for our stockholders. Our liquidity position is monitored continuously by our finance department.

Liquidity resources can be derived from two sources: (i) on-balance sheet liquidity resources, which represent funds currently on the consolidated statement of financial condition; and (ii) off-balance sheet liquidity resources, which represent funds available from third-party sources. On-balance sheet liquidity resources include overnight funds, short-term deposits with other banks, AFS securities, and certain other sources. Off-balance sheet liquidity resources consist of credit lines, wholesale deposits and debt funding and certain other sources.

On-balance sheet liquidity resources can be broken down into three sections: (i) primary liquidity resources, which represent liquid funds that are on the consolidated statement of financial condition; (ii) tertiary liquidity resources, which represent assets that can be sold into the secondary market; and (iii) public funds, which represent deposits. Primary liquidity resources include overnight funds plus short-term, interest-bearing deposits with other banks and unpledged AFS securities. Tertiary liquidity resources include loans that can be sold into the secondary market or through participation and unpledged securities classified as held-to-maturity. Public funds are another source of wholesale deposits as they require collateral.

Off-balance sheet liquidity resources require sufficient collateral, in the form of loans or securities, and have a larger, negative impact on our capital ratios. As a result, off-balance sheet liquidity has a higher cost on our asset growth compared to deposit growth. Off-balance sheet liquidity exists in several forms including: (i) internet subscription certificates of deposit; (ii) brokered deposits; (iii) borrowing capacity; (iv) repurchase agreements; or (v) other sources.

Internet subscription certificates of deposit are deposits made through national, wholesale certificates of deposit funding programs. These programs are designed to provide funding outside of the Bank's normal market or existing client base and allow the Bank to diversify its wholesale funding resources. This form of funding does not require collateral and generally cannot be redeemed early. Brokered deposits are deposits funded through various broker-dealer relationships. The market for wholesale deposits is well developed. A key feature of this type of funding is that it is generally unsecured and does not require collateral for pledging.

Borrowing capacity refers to a form of liability-based funding. Repurchase agreements are another source of short-term funding in which a bank agrees to sell a security to a counterparty and repurchase the same or an identical security from the counterparty at a specified future date and price. Public funds are another source of wholesale deposits as they require collateral.

Our short-term and long-term liquidity requirements are primarily met through cash flow from operations, redeployment of prepaying and maturing balances in our loan portfolio and security portfolio, increases in client deposits and wholesale deposits. Other alternative sources of funds will supplement these primary sources to the extent necessary to meet additional liquidity requirements on either a short-term or long-term basis. The Company believes that its current liquidity and access to such alternative sources of funds will be sufficient to meet anticipated cash requirements for the next 12 months and thereafter.

The Consolidated Statements of Cash Flows summarize our sources and uses of cash by type of activity for the years ended December 31, 2022 and 2021. As of December 31, 2022, we had cash and cash equivalents of $300 million compared to $483 million at December 31, 2021. The change in cash and cash equivalents was due to an $80 million increase in cash provided by operating activities, a $620 million decrease in cash provided by investing activities primarily due to strong loan growth and net cash provided by financing activities of $357 million primarily due to increases in time deposits. During 2022, liquid assets decreased as loan growth outpaced deposit growth. The decrease was partially offset by net cash activity from the Central acquisition of $126 million.

As of December 31, 2022, 2021, and 2020, we had the following available funding:

	As of December 31,					
	2022		2021		2020	
	(Dollars in thousands)					
On-balance sheet liquidity[1]	$	986,482	$	1,224,253	$	1,046,110
Off-balance sheet liquidity[2]		770,165		732,748		756,325
Total liquidity	$	1,756,647	$	1,957,001	$	1,802,435
On-balance sheet liquidity[1] as a percent of assets		15 %		22 %		19 %
Total liquidity as a percent of assets		27 %		35 %		32 %

[1] On-balance sheet liquidity represents funds currently on the consolidated statements of financial condition. It consists of overnight funds, short-term deposits with other banks and unpledged AFS securities.

[2] Off-balance sheet liquidity represents funds available from third-party sources including credit lines, FHLB, and FRB.

Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Refer to Item 1. Business under the "Supervision and Regulation" section for a detailed discussion regarding our capital requirements.

Refer to *Note 14: Regulatory Matters* in the Notes to the Consolidated Financial Statements for the table that summarizes the capital requirements applicable to the Company and the Bank in order to be considered "well-capitalized" from a regulatory perspective, as well as the Company's and the Bank's capital ratios as of December 31, 2022 and 2021. The Bank exceeded all regulatory capital requirements under Basel III, and the Bank was considered to be "well-capitalized" for the periods ended December 31, 2022 and 2021.

Stockholders' Equity

For the year ended December 31, 2022, the Company's stockholders' equity decreased primarily due to changes to the unrealized loss on AFS securities, the impact of Central and share repurchases, partially offset by an increase in net income.

Changes in stockholders' equity for the fiscal years ended December 31, 2020, 2021, and 2022 are provided in the Consolidated Statements of Stockholders' Equity. Additional information regarding the Company's stock activity is provided in *Note 19: Stockholders' Equity* within the Notes to the Consolidated Financial Statements.

Interest Rate Sensitivity

A primary component of market risk is interest rate volatility. Managing interest rate risk is a key element of our consolidated statement of financial condition management. Interest rate risk is the risk that net interest margins will be eroded over time due to changing market conditions. Many factors can cause margins to erode including, without limitation, (i) lower loan demand; (ii) increased competition for funds; (iii) weak pricing policies; (iv) statement of financial condition mismatches; and (v) changing liquidity demands. We manage our sensitivity position in accordance with our interest rate risk policy. The management of interest rate risk is a three-step process and involves: (i) measuring the interest rate risk position; (ii) policy constraints; and (iii) strategic review and implementation.

Our exposure to interest rate risk is managed by the Bank's Asset/Liability Committee ("ALCO") in accordance with policies approved by the Bank's board of directors. ALCO uses a combination of three systems to measure the statement of financial condition's interest rate risk position. Because each system serves a different purpose and provides a different perspective, the three systems in combination are expected to provide a better overall result than a single system alone. The three systems include: (i) gap reports; (ii) earnings simulation; and (iii) economic value of equity ("EVE").

- A gap report measures the repricing volume of assets and liabilities by time period. The difference between repricing assets and repricing liabilities for a particular time period is known as the periodic repricing gap. Using this method, it is possible to estimate the impact on earnings of a given rate change. As a method of evaluating interest rate risk, the gap report is a reasonably accurate method of assessing earnings exposure. However, its reliability diminishes as statement of financial condition complexity increases. Optionality and other factors complicate the analysis.

- An earnings simulation measures the effect of changing interest rates on net interest income and earnings. Earnings simulation is more detailed than gap analysis. Under this approach, the repricing characteristics of each asset and liability instrument are programmed into a computer simulation model. This programming allows the Bank to refine important characteristics such as caps, floors, and time lag. It also allows the Bank to include the impact of new business activity in the analysis. Gap reporting only considers the existing statement of financial condition position.

- EVE is a valuation approach to measuring long-term interest rate risk exposure. This approach considers all future time periods, which provides an advantage over earnings simulation. However, a negative attribute of EVE is that it assumes a sustained change in rates, which is never the case in the long-term. This seeks to compute the financial risk of having a duration mismatch between assets and funding.

In addition, ALCO compares the current interest rate risk position to policy limits. This procedure is compliance oriented and results in either a pass or fail outcome. When the statement of financial condition is in compliance, no further action is necessary. In instances of noncompliance, ALCO will develop a plan of action to correct the condition. A summary of the plan and its timing for completion will be forwarded to the board of directors each quarter until compliance is reestablished.

ALCO also evaluates interest rate risk positioning in light of anticipated interest rates. The purpose of this comparison is to determine whether action steps need to be taken to modify current strategy. The results form a decision-making input for ALCO. If it is determined that more asset sensitivity is needed, ALCO will either increase rate sensitive assets or reduce rate sensitive liabilities. The opposite will occur if less asset sensitivity is desired.

Loan and deposit repricing assumptions are critical in measuring interest rate risk. For loans, management reviews spreads and prepayment assumptions. For deposits, management reviews beta factors and decay assumptions. ALCO reviews and adjusts repricing assumptions at least annually. Model assumptions are included in the output reports and reviewed by ALCO on a periodic basis.

When evaluating statement of financial condition rate sensitivity, a proper analysis of total funding is of critical importance. The funding side of the statement of financial condition can be segregated into three broad categories, as follows: (i) funding with defined maturity dates; (ii) non-maturity deposits; and (iii) perpetual funding.

- Funding with defined maturity dates includes certificates of deposit and borrowed funds. The repricing analysis requires a twofold statement of behavior for each statement of financial condition category. It requires a cash flow schedule for principal and interest payments and a repricing schedule of rate adjustments. Once the cash flow and repricing projections are developed, the category can be analyzed for interest rate risk exposure.

- Non-maturity deposits tend to be a longer term, less volatile source of funds. Non-maturity deposits have very short contractual lives. The Bank uses historical analysis to develop its decay assumptions, but it looks at aggregate account types rather than individual clients. The review analyzes both non-maturity deposits as a whole and individual deposit categories.

- Perpetual funding is the most stable and least costly source of funding. Its main component is equity capital. It has a zero interest rate and cannot be withdrawn by stockholders because of a rate change. In effect, it is a perpetual source of free funding.

Periodic independent evaluations are conducted and documented. Each evaluation consists primarily of: (i) an assessment of internal controls; (ii) an evaluation of data integrity; (iii) the appropriateness of the risk management system; (iv) the reasonableness of validity scenarios; (v) a review of ALCO's charter; and (vi) validation of calculations. In addition, to ensure the model is working as expected a back test of the model is completed at least annually.

All of the assumptions used in our analysis are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results may differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

On a quarterly basis, we run various simulation models including a static statement of financial condition and dynamic growth statement of financial condition. These models test the impact on net interest income and fair value of equity from changes in market interest rates under various scenarios. Under the static model and dynamic growth models, rates are shocked instantaneously and ramped rates change over a 12-month horizon based upon parallel and nonparallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Nonparallel simulation involves analysis of interest income and expense under various changes in the shape of the yield curve.

Our internal policy regarding internal rate risk simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated net interest income at risk for the subsequent one-year period should not decline by more than 10% for a -200 basis point shift, 15% for a -300 basis point shift, 5% for a -100 basis point shift, 5% for a 100 basis point shift, 10% for a 200 basis point shift, and 15% for a 300 basis point shift.

The Company has several instruments that can be used to manage interest rate risk, including: (i) modifying the duration of interest-bearing liabilities; (ii) modifying the duration of interest-earning assets, including our investment portfolio; and (iii) entering into on-balance sheet derivatives. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk.

ALCO evaluates interest rate risk using a rate shock method and rate ramp method. In a rate shock analysis, rates change immediately and the change is sustained over the time horizon. In a rate ramp analysis, rate changes occur gradually over time. The following tables summarize the simulated changes in net interest income and fair value of equity over a 12-month horizon using a rate shock and rate ramp method as of the dates indicated:

| | Hypothetical Change in Interest Rate - Rate Shock | | | |
| | December 31, 2022 | | December 31, 2021 | |
Change in Interest Rate (Basis Points)	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity
+300	7.9 %	(9.9) %	7.9 %	(7.7) %
+200	5.3	(6.4)	4.6	(4.7)
+100	2.6	(2.7)	1.5	(2.7)
Base	— %	— %	— %	— %
-100	(2.7)	2.6	NA[1]	NA[1]
-200	(5.4)	5.1	NA[1]	NA[1]
-300	(11.2)	6.3	NA[1]	NA[1]

[1] The Company decided to exclude the down rate environment from its analysis due to the already low interest rate environment.

Hypothetical Change in Interest Rate - Rate Ramp		
	December 31, 2022	December 31, 2021
Change in Interest Rate (Basis Points)	Percent Change in Net Interest Income	Percent Change in Net Interest Income
+300	3.4 %	3.4 %
+200	2.3	1.9
+100	1.1	0.6
Base	— %	— %
-100	(1.1)	NA[1]
-200	(2.3)	NA[1]
-300	(3.9)	NA[1]

(1) The Company decided to exclude the down rate environment from its analysis due to the already low interest rate environment.

The hypothetical positive change in net interest income as of December 31, 2022 in an up 100 environment is primarily due to approximately 63% of the Company's earning assets adjusting within the first year. In addition, the Company's time deposits and other borrowings will continue to mature. Loans remain the largest portion of our adjustable earning assets, as the mix of adjustable loans or those maturing in one year was 69%.

The models the Company uses include assumptions regarding interest rates and balance changes. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results may differ from simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions, client behavior and management strategies, among other factors.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP and with general practices within the financial services industry. Application of these principles requires management to make complex and subjective estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under current circumstances. These assumptions form the basis for our judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. We evaluate our estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates. Actual results may differ from these estimates.

The Company qualifies as an EGC under the JOBS Act. Section 107 of the JOBS Act provides that an EGC can take advantage of the extended transition period when complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would apply to private companies; however, the EGC can still early adopt new or revised accounting standards, if applicable. We have elected to take advantage of this extended transition period, which means the financial statements in this Form 10-K, as well as financial statements we file in the future, will be subject to all new or revised accounting standards generally applicable to private companies, unless stated otherwise. This decision will remain in effect until the Company loses its EGC status.

Our most significant accounting policies are described in *Note 1: Nature of Operations and Summary of Significant Accounting Policies* within the Notes to the Consolidated Financial Statements. We identified the following accounting policies and estimates that, due to the difficult, subjective or complex judgments and assumptions inherent in those policies and estimates and the potential sensitivity of our financial statements to those judgments and assumptions, are critical to an understanding of our financial condition and results of operations.

Allowance for Credit Losses

The determination of the ACL, which represents management's estimate of expected lifetime credit loss is recognized at the origination or purchase of an asset, including those acquired through a business combination, which is then reassessed at each reporting date over the contractual life of the asset. The calculation of expected credit losses includes consideration of past events, current conditions, and reasonable and supportable economic forecasts that affect the collectability of the reported amounts. Generally, expected credit losses are determined through a pooled, collective assessment of loans and leases with similar risk characteristics. However, if the risk characteristics of a loan or lease change such that it no longer matches that of the collectively assessed pool, it is removed from the population and individually assessed for credit losses. The total ACL on loans and leases recorded by management represents the aggregated estimated credit loss determined through both the collective and individual assessments. See *Note 4: Loans and Allowance for Credit Losses* in the Notes to the Consolidated Financial Statements for additional information.

Although management believes the levels of the allowance for credit losses at December 31, 2022 are adequate to absorb expected credit losses, if actual results are materially different from the judgments and uncertainties made, the Company would be required to increase (decrease) its credit losses provision resulting in a decrease (increase) in net income.

Business Combinations

The Company applies the acquisition method of accounting for business combinations in accordance with ASC 805, Business Combinations. Under the acquisition method, the acquiring entity in a business combination recognizes all of the identifiable assets acquired and liabilities assumed at their acquisition date fair values. Management utilizes prevailing valuation techniques appropriate for the asset or liability being measured in determining these fair values. Any excess of the purchase price over amounts allocated to assets acquired, including identifiable intangible assets, and liabilities assumed is recorded as goodwill. Where amounts allocated to assets acquired and liabilities assumed is greater than the purchase price, a bargain purchase gain is recognized. Acquisition-related costs are expensed as incurred. See *Note 2: Acquisition Activities* in the Notes to the Consolidated Financial Statements for further information.

Recent Accounting Pronouncements

Refer to *Note 1: Nature of Operations and Summary of Significant Accounting Policies* within the Notes to the Consolidated Financial Statements included elsewhere in this form 10-K.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

The information included under the caption "Interest Rate Sensitivity" in Management's Discussion and Analysis is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data



1201 Walnut Street, Suite 1700 / Kansas City, MO 64106
P 816.221.6300 / **F** 816.221.6380
forvis.com

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee
CrossFirst Bankshares, Inc.
Leawood, Kansas

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of CrossFirst Bankshares, Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for the recognition and measurement of credit losses as of January 1, 2022, due to the adoption of ASU 2016-13, *Financial Instruments - Credit Losses* (Topic 326): *Measurement of Credit Losses on Financial Instruments* and its related amendments.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for leases as of January 1, 2022, due to the adoption of ASU 2016-02 *Leases* (Topic 842).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is toexpress an opinion on the Company's consolidated financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securitiesand Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included procedures to assess the risks of material misstatement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

FORVIS,LLP

(Formerly, BKD, LLP)

We have served as the Company's auditor since 2009.

Kansas City, Missouri
March 3, 2023



CrossFirst Bankshares, Inc.
Consolidated Statements of Financial Condition

	As of December 31,	
	2022	**2021**
	(Dollars in thousands)	
Assets		
Cash and cash equivalents	$ 300,138	$ 482,727
Available-for-sale securities - taxable	198,808	192,146
Available-for-sale securities - tax-exempt	488,093	553,823
Loans, net of allowance for credit losses of $61,775 and $58,375 at December 31, 2022 and 2021, respectively	5,310,954	4,197,838
Premises and equipment, net	65,984	66,069
Restricted equity securities	12,536	11,927
Interest receivable	29,507	16,023
Foreclosed assets held for sale	1,130	1,148
Goodwill and other intangible assets, net	29,081	130
Bank-owned life insurance	69,101	67,498
Other	95,754	32,128
Total assets	$ 6,601,086	$ 5,621,457
Liabilities and stockholders' equity		
Deposits		
Non-interest-bearing	$ 1,400,260	$ 1,163,224
Savings, NOW and money market	3,305,481	2,895,986
Time	945,567	624,387
Total deposits	5,651,308	4,683,597
Federal Home Loan Bank advances	218,111	236,600
Other borrowings	35,457	1,009
Interest payable and other liabilities	87,611	32,678
Total liabilities	5,992,487	4,953,884
Stockholders' equity		
Preferred stock, $0.01 par value: Authorized - 5,000,000 shares, issued - none	-	-
Common stock, $0.01 par value: Authorized - 200,000,000 shares, issued - 53,036,613 and 52,590,015 shares at December 31, 2022 and 2021, respectively	530	526
Treasury stock, at cost: 4,588,398 and 2,139,970 shares held at December 31, 2022 and 2021, respectively	(64,127)	(28,347)
Additional paid-in capital	530,658	526,806
Retained earnings	206,095	147,099
Accumulated other comprehensive (loss) income	(64,557)	21,489
Total stockholders' equity	608,599	667,573
Total liabilities and stockholders' equity	$ 6,601,086	$ 5,621,457

CrossFirst Bankshares, Inc.
Consolidated Statements of Operations

	For the Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands, except per share data)		
Interest Income			
Loans, including fees	$ 224,138	$ 174,660	$ 183,738
Available-for-sale securities - taxable	4,577	3,273	5,073
Available-for-sale securities - tax-exempt	15,338	14,033	13,013
Deposits with financial institutions	3,751	502	639
Dividends on bank stocks	709	682	985
Total interest income	248,513	193,150	203,448
Interest Expense			
Deposits	49,982	18,523	36,585
Fed funds purchased and repurchase agreements	96	3	164
Federal Home Loan Bank Advances	4,759	5,837	6,341
Other borrowings	142	96	109
Total interest expense	54,979	24,459	43,199
Net Interest Income	193,534	168,691	160,249
Provision for Credit Losses	11,501	(4,000)	56,700
Net Interest Income after Provision for Credit Losses	182,033	172,691	103,549
Non-Interest Income			
Service charges and fees on customer accounts	6,228	4,580	2,803
Realized gains on available-for-sale securities	96	1,023	1,704
Gain on sale of loans	47	-	44
(Losses) gains, net on equity securities	(181)	(6,325)	46
Income from bank-owned life insurance	1,602	3,483	1,809
Swap fees and credit valuation adjustments, net	188	275	(204)
ATM and credit card interchange income	6,523	7,996	4,379
Other non-interest income	2,778	2,628	1,152
Total non-interest income	17,281	13,660	11,733
Non-Interest Expense			
Salaries and employee benefits	75,288	61,080	57,747
Occupancy	10,663	9,688	8,701
Professional fees	5,275	3,519	4,218
Deposit insurance premiums	3,354	3,705	4,301
Data processing	4,750	2,878	2,719
Advertising	3,201	2,090	1,219
Software and communication	5,093	4,234	3,750
Foreclosed assets, net	(17)	697	1,239
Goodwill impairment	-	-	7,397
Other non-interest expense	14,135	11,491	8,677
Total non-interest expense	121,742	99,382	99,968
Net Income Before Taxes	77,572	86,969	15,314
Income tax expense	15,973	17,556	2,713
Net Income	$ 61,599	$ 69,413	$ 12,601
Basic Earnings Per Share	$ 1.24	$ 1.35	$ 0.24
Diluted Earnings Per Share	$ 1.23	$ 1.33	$ 0.24

CrossFirst Bankshares, Inc.
Consolidated Statements of Comprehensive (Loss) Income

	For the Year Ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Net Income	$ 61,599	$ 69,413	$ 12,601
Other Comprehensive (Loss) Income			
Unrealized (loss) gain on available-for-sale securities	(111,661)	(8,894)	18,847
Less: income tax (benefit) expense	(26,870)	(2,182)	4,606
Unrealized gain (loss) on available-for-sale securities, net of income tax	(84,791)	(6,712)	14,241
Reclassification adjustment for realized gains included in income	96	1,023	1,704
Less: income tax expense	24	245	415
Reclassification adjustment for realized gains included in income, net of income tax	72	778	1,289
Unrealized loss on cash flow hedges	(1,551)	(562)	-
Less: income tax benefit	(368)	(138)	-
Unrealized loss on cash flow hedges, net of income tax	(1,183)	(424)	-
Other comprehensive (loss) income	(86,046)	(7,914)	12,952
Comprehensive (Loss) Income	$ (24,447)	$ 61,499	$ 25,553

CrossFirst Bankshares, Inc.
Consolidated Statements of Stockholders' Equity

	Preferred Stock		Common Stock		Treasury	Additional Paid in	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Shares	Amount	Stock	Capital	Earnings	Income (Loss)	Total
					(Dollars in thousands)				
December 31, 2019	—	$ —	51,969,203	$ 520	$ —	$ 519,870	$ 64,803	$ 16,451	$ 601,644
Adoption of ASU 2018-07	—	—	—	—	—	(238)	204	—	(34)
Net income	—	—	—	—	—	—	12,601	—	12,601
Other comprehensive income - available-for-sale securities	—	—	—	—	—	—	—	12,952	12,952
Issuance of shares from equity-based awards	—	—	319,926	3	—	(1,087)	—	—	(1,084)
Open market common share repurchases	—	—	(609,613)	—	(6,061)	—	—	—	(6,061)
Employee receivables from sale of stock	—	—	—	—	—	3	44	—	47
Stock-based compensation	—	—	—	—	—	4,363	—	—	4,363
December 31, 2020	—	—	51,679,516	523	(6,061)	522,911	77,652	29,403	624,428
Net income	—	—	—	—	—	—	69,413	—	69,413
Other comprehensive loss - available-for-sale securities	—	—	—	—	—	—	—	(7,490)	(7,490)
Other comprehensive loss - cash flow hedges	—	—	—	—	—	—	—	(424)	(424)
Issuance of shares from equity-based awards	—	—	300,886	3	—	(689)	—	—	(686)
Open market common share repurchases	—	—	(1,530,357)	—	(22,286)	—	—	—	(22,286)
Employee receivables from sale of stock	—	—	—	—	—	—	34	—	34
Stock-based compensation	—	—	—	—	—	4,584	—	—	4,584
December 31, 2021	—	—	50,450,045	526	(28,347)	526,806	147,099	21,489	667,573
Adoption of ASU 2016-13	—	—	—	—	—	—	(2,610)	—	(2,610)
Net income	—	—	—	—	—	—	61,599	—	61,599
Other comprehensive loss - available-for-sale securities	—	—	—	—	—	—	—	(84,863)	(84,863)
Other comprehensive loss - cash flow hedges	—	—	—	—	—	—	—	(1,183)	(1,183)
Issuance of shares from equity-based awards	—	—	446,598	4	—	(565)	—	—	(561)
Open market common share repurchases	—	—	(2,448,428)	—	(35,780)	—	—	—	(35,780)
Employee receivables from sale of stock	—	—	—	—	—	—	7	—	7
Stock-based compensation	—	—	—	—	—	4,417	—	—	4,417
December 31, 2022	—	$ —	48,448,215	$ 530	$ (64,127)	$ 530,658	$ 206,095	$ (64,557)	$ 608,599

CrossFirst Bankshares, Inc.
Consolidated Statements of Cash Flows

		For the Year Ended December 31,				
		2022		**2021**		**2020**
			(Dollars in thousands)			
Operating Activities						
Net income	$	61,599	$	69,413	$	12,601
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		5,305		5,260		5,252
Provision for loan losses		11,501		(4,000)		56,700
Accretion of discounts on loans		(252)		-		-
Accretion of discounts and amortization of premiums on securities		4,288		5,067		6,084
Stock-based compensation		4,417		4,584		4,363
(Gain) loss on disposal of fixed assets		(77)		(123)		101
Loss on sale of foreclosed assets and related impairments		(62)		572		1,156
Gain on sale of loans		(47)		-		(44)
Deferred income taxes		(1,970)		2,664		(5,257)
Net increase in bank owned life insurance		(1,602)		(3,483)		(1,809)
Net gains (losses) on equity securities		181		6,325		(46)
Net realized gains on available-for-sale securities		(96)		(1,023)		(1,704)
Goodwill impairment		-		-		7,397
Dividends on FHLB stock		(699)		(679)		(983)
Prepayment penalties on extinguishment of debt		-		771		-
Changes in:						
Interest receivable		(10,970)		1,213		(1,520)
Other assets		1,814		(533)		(103)
Other liabilities		7,023		2,343		(1,735)
Net cash provided by operating activities		80,353		88,371		80,453
Investing Activities						
Net change in loans		(732,041)		172,764		(640,029)
Purchases of available-for-sale and equity securities		(116,136)		(225,719)		(76,218)
Proceeds from maturities of available-for-sale securities		80,091		103,488		142,057
Proceeds from sale of available-for-sale and equity securities		20,109		20,867		31,810
Proceeds from the sale of foreclosed assets		237		628		1,045
Purchase of premises and equipment		(2,569)		(1,211)		(6,093)
Proceeds from the sale of premises and equipment and related insurance claims		147		608		121
Purchase of restricted equity securities		(13,175)		-		(2,839)
Proceeds from sale of restricted equity securities		14,352		4,295		5,556
Proceeds from termination of cash flow hedge		3,290		-		-
Proceeds from death benefit on bank owned life insurance		-		3,483		-
Net cash activity from acquisition		125,749		-		-
Net cash (used in) provided by investing activities		(619,946)		79,203		(544,590)
Financing Activities						
Net increase in demand deposits, savings, NOW and money market accounts		94,529		407,952		967,245
Net increase (decrease) in time deposits		302,889		(419,095)		(196,264)
Net decrease in fed funds purchased and repurchase agreements		-		(2,306)		(12,615)
Net increase in federal funds sold		20,000		-		-
Proceeds from Federal Home Loan Bank advances		50,000		-		138,000
Repayment of Federal Home Loan Bank advances		(154,048)		(57,271)		(203,643)
Net proceeds from lines of credit		79,968		-		-
Issuance of common shares, net of issuance cost		4		3		3
Proceeds from employee stock purchase plan		364		172		151
Repurchase of common stock		(35,780)		(22,286)		(6,061)
Acquisition of common stock for tax withholding obligations		(929)		(860)		(1,236)
Net decrease in employee receivables		7		34		47
Net cash provided by (used in) financing activities		357,004		(93,657)		685,627
(Decrease) increase in Cash and Cash Equivalents		(182,589)		73,917		221,490
Cash and Cash Equivalents, Beginning of Period		482,727		408,810		187,320
Cash and Cash Equivalents, End of Period	$	300,138	$	482,727	$	408,810
Supplemental Cash Flows Information						
Interest paid	$	50,604	$	25,287	$	45,619
Income taxes paid		15,499		12,554		9,692
Equity interest assumed in partial satisfaction of loans		-		-		11,189
Foreclosed assets in settlement of loans	$	-	$	-	$	930

CrossFirst Bankshares, Inc.
Notes to Consolidated Financial Statements

Note 1:   Nature of Operations and Summary of Significant Accounting Policies

Organization and Nature of Operations

CrossFirst Bankshares, Inc., a Kansas corporation (the "Company"), is a bank holding company whose principal activities are the ownership and management of its wholly owned subsidiary, CrossFirst Bank (the "Bank"). The Bank has three wholly owned subsidiaries: (i) CrossFirst Investments, Inc., which holds investments in marketable securities; (ii) CFBSA I, LLC, which can hold foreclosed assets; and (iii) CFBSA II, LLC, which can hold foreclosed assets.

The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate clients through its branches in: (i) Leawood, Kansas; (ii) Wichita, Kansas; (iii) Kansas City, Missouri; (iv) Oklahoma City, Oklahoma; (v) Tulsa, Oklahoma; (vi) Dallas, Texas; (vii) Frisco, Texas; (viii) Phoenix, Arizona (ix) Colorado Springs, Colorado; (x) Denver, Colorado; and (xi) Clayton, New Mexico. The Bank is subject to competition from other financial institutions and the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States ("GAAP"). The consolidated financial statements include the accounts of the Company; the Bank and its wholly-owned subsidiaries, CrossFirst Investments, Inc., CFBSA I, LLC and CFBSA II, LLC. All significant intercompany accounts and transactions were eliminated in consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses, valuation of deferred tax assets, stock-based compensation, derivatives, and fair values of financial instruments.

For the year ended December 31, 2022, the Company broke out the "Goodwill and other intangible assets, net" that was previously reported in "other assets" within the consolidated statements of financial condition. As a result, changes within the consolidated statements of financial condition in the prior periods were made to conform to the current period presentation. The change was due to goodwill and intangible assets that were added during 2022 related to the acquisition of Farmers & Stockmens Bank ("Central"). The change had no impact on net income.

Summary of Significant Accounting Policies

Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2022, cash equivalents consisted primarily of both interest-bearing and non-interest-bearing accounts with other banks. Approximately $273 million of the Company's cash and cash equivalents were held at the Federal Reserve Bank of Kansas City at December 31, 2022. The Company is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2022 was $0. In addition, the Company is required from time to time to place cash collateral with third parties as part of its back-to-back swap agreements and cash flow hedges. At December 31, 2022, no cash collateral was required. At December 31, 2022, the Company's cash accounts, excluding funds at the Federal Reserve Bank and funds required as cash collateral, exceeded federally insured limits by $9 million.

Securities - Debt securities for which the Company has no immediate plan to sell but which may be sold in the future, are classified as available-for-sale ("AFS") and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive (loss) income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of debt securities are recorded on the trade date and are determined using the specific identification method.

Equity securities are recorded at fair value with unrealized gains and losses included in earnings. Gains and losses on the sale of equity securities are recorded on the trade date and are determined using the specific identification method.

The Company elected a measurement alternative for three private equity investments that did not have a readily determinable fair value and did not qualify for the practical expedient to estimate fair value using the net asset value per share. A cost basis was calculated for the equity investments. The recorded balance will adjust for any impairment or any observable price changes for an identical or similar investment of the same issuer.

For AFS securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the securities' amortized cost basis is written down to fair value through income. For AFS securities that do not meet the criteria above, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. Management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than amortized cost basis. The Company has elected to exclude accrued interest receivable ("AIR) from investment securities from the credit loss assessment as interest deemed uncollectible is written off through interest income.

Prior to the adoption of ASU 2016-13, declines in the fair value of AFS securities below their cost that were deemed to be other-than-temporarily impaired were reflected in earnings as realized losses. In estimating other-than-temporary-impairment prior to January 1, 2020, the Company considered, among other things, the severity and duration of the unrealized loss position; adverse conditions specifically related to the security; changes in expected future cash flows; downgrades in the rating of the security by a rating agency; the failure of the issuer to make scheduled interest or principal payments; whether the Company had the intent to sell the security; and whether it was more likely than not that the Company would be required to sell the security.

Loans - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for unearned income, charge-offs, the allowance for loan losses, any unamortized deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized as a level yield adjustment over the respective term of the loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well secured and in process of collection. A credit is considered well secured if it is secured by collateral in the form of liens or pledges of real or personal property, including securities, that have a realizable value sufficient to discharge the debt (including accrued interest) in full or is secured by the guaranty of a financially responsible party. A debt is in the process of collection if collection of the debt is proceeding in due course either through legal action, including enforcement procedures, or in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to a current status. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged off at an earlier date, if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off are reversed against interest income. The interest on these loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual. When payments are received on non-accrual loans, payments are applied to principal unless there is a clear indication that the quality of the loan has improved to the point that it can be placed back on accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Credit Losses ("ACL") - The Company adopted ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*, effective January 1, 2022. The Current Expected Credit Loss ("CECL") model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions.

The Company uses a loss-rate ("cohort") method to estimate the expected allowance for credit losses ("ACL") for all loan pools. The cohort method identifies and captures the balance of a pool of loans with similar risk characteristics, as of a particular point in time to form a cohort, then tracks the respective losses generated by that cohort of loans over their remaining lives, or until the loans are "exhausted" (i.e., have reached an acceptable point in time at which a significant majority of all losses are expected to have been recognized). The Company has elected to exclude accrued interest receivable from the ACL process, because a timely write-off policy exists.

Unfunded loan commitments

In addition to the ACL for funded loans, the Company maintains reserves to cover the risk of loss associated with off-balance sheet unfunded loan commitments. The allowance for off-balance sheet credit losses is maintained within the other liabilities in the statements of financial condition. Under the CECL framework, adjustments to this liability are recorded as provision for credit losses in the statements of operations. Unfunded loan commitment balances are evaluated by loan class and further segregated by revolving and non-revolving commitments. In order to establish the required level of reserve, the Company applies average historical utilization rates and ACL loan model loss rates for each loan class to the outstanding unfunded commitment balances.

Refer to *Note 4: Loans and Allowance for Credit Losses* for additional information regarding the policies, procedures, and credit quality indicators used by the Company.

Prior to the adoption of ASU 2016-13, the Company's determination of the allowance took into consideration, among other matters, periodic review of the ability to collect loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions.

Under the prior incurred loss methodology, the Company routinely evaluated adversely risk-rated credits for impairment. Impairment, if any, was typically measured for each loan by either (i) the present value of the loan's expected future cash flows discounted at the loan's effective interest rate, (ii) the loan's obtainable market price or (iii) the estimated fair value of the collateral, if the loan was collateral dependent. General allowances were established for loans with similar characteristics. In this process, general allowance factors were based on an analysis of historical loss experience and expected loss given default derived from the Company's internal risk rating process. Other adjustments may have been made after assessing internal or external influences on credit quality that were not fully reflected in the historical loss or risk rating data. To the extent that the data supporting such factors had limitations, management's judgment and experience played a key role in determining the allowance estimates.

Premises and Equipment - With the exception of premises and equipment acquired through business combinations, which are initially measured and recorded at fair value, depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured. The Company generally assigns depreciable lives of 35 to 40 years for buildings and improvements, 5 to 7 years for furniture and fixtures and 3 to 5 years for equipment. The Company reviews premises and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal is less than its carrying amount.

Restricted Equity Securities - Restricted equity securities include investments in FHLB Topeka and Bankers' Bank of Kansas. FHLB Topeka is a Federal Home Loan Bank and its stock is a required investment for institutions that are members of the Federal Home Loan System. The required investment in the common stock is based on a predetermined formula. The Bankers' Bank of Kansas is a correspondent bank located in Wichita, Kansas and the investment is carried at cost and evaluated for impairment.

Bank-Owned Life Insurance - The Company has purchased life insurance policies on certain key employees that are accounted for under the fair value method. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the statement of financial condition date, which is the cash surrender value. Changes in cash surrender value are recorded in earnings in the period in which the changes occur.

Foreclosed Assets Held-for-Sale - Assets acquired through, or in lieu of, loan foreclosure are held-for-sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expenses from foreclosed assets.

Goodwill and intangible assets, net - Goodwill is established and recorded if the consideration given during an acquisition transaction exceeds the fair value of the net assets received. Goodwill has an indefinite useful life and is not amortized, but is evaluated annually for potential impairment, or when events or circumstances indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. A qualitative assessment is performed to determine whether the existence of events or circumstances led to a determination that it was more likely than not the fair value was less than the carrying amount, including goodwill. If, based on the evaluation, it is determined to be more likely than not that the fair value was less than the carrying value, then goodwill is tested further for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment would be indicated and goodwill written down to its implied fair value.

Intangible assets that have finite useful lives, such as core deposit intangibles, are amortized over their estimated useful lives. The Company's core deposit intangible assets represent the value of the anticipated future cost savings that will result from the acquired core deposit relationships versus an alternative source of funding. Judgment may be used in assessing goodwill and intangible assets for impairment. Estimates of fair value are based on projections of revenues, operating costs and cash flows of the reporting unit considering historical and anticipated future results, general economic and market conditions, as well as the impact of planned business or operational strategies. The valuations use a combination of present value techniques to measure fair value considering market factors. Additionally, judgment is used in determining the useful lives of finite-lived intangible assets. Adverse changes in the economic environment, operations of the reporting unit, or changes in judgments and projections could result in a significantly different estimate of the fair value of the reporting unit and could result in an impairment of goodwill and/or intangible assets.

Related Party Transactions - The Company extends credit and receives deposits from related parties. In management's opinion, the loans and deposits were made in the ordinary course of business and made on similar terms as those prevailing at the time with other persons. Related party loans totaled $7 million and $8 million at December 31, 2022 and 2021, respectively. Related party deposits totaled $91 million and $74 million at December 31, 2022 and 2021, respectively.

Stock-Based Compensation - The Company accounts for all stock-based compensation transactions in accordance with Accounting Standard Codification ("ASC") 718, Compensation - Stock Compensation, which requires that stock compensation transactions be recognized as compensation expense in the consolidated statements of operations based on their fair values on the measurement date. The Company recognizes forfeitures as they occur. New shares are issued upon exercise of an award. The Company records permanent tax differences through the income tax provision upon vesting or exercise of a stock-based award. The various stock-based compensation plans are described more fully in *Note 17: Stock-Based Compensation*.

Transfers of Financial Assets - Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (i) the assets have been isolated from the Company and put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership; (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Income Taxes - The Company and its subsidiaries file U.S. federal and certain state income tax returns on a consolidated basis. Additionally, the Company and its subsidiaries file separate state income tax returns with various state jurisdictions. The provision for income taxes includes the income tax balances of the Company and all of its subsidiaries.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. The income tax accounting guidance results in two components of income tax expense: (i) current; and (ii) deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability or balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term, more likely than not, means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more likely than not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more likely than not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of other non-interest expense.

Earnings Per Share - Basic earnings per share represent net income available to common stockholders divided by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflect additional potential shares that would have been outstanding if dilutive potential common stock had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common stock that may be issued by the Company is determined using the treasury stock method.

Derivative Financial Instruments - The Company records all derivatives on the statement of financial condition at fair value in accordance with ASC 815, Derivatives and Hedging. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge.

In accordance with the Financial Accounting Standards Board's ("FASB") fair value measurement guidance in ASU 2011-04, the Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counter-party portfolio.

Emerging Growth Company ("EGC") - The Company is currently an EGC. An EGC may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. Among the reductions and reliefs, the Company elected to extend the transition period for complying with new or revised accounting standards affecting public companies. This means that the financial statements the Company files or furnishes, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as the Company remains an EGC or until the Company affirmatively and irrevocably opts out of the extended transition period under the JOBS Act.

Acquisition Activities - The Company accounts for business combinations under the acquisition method of accounting. Assets acquired and liabilities assumed are measured and recorded at fair value at the date of acquisition, including identifiable intangible assets. If the fair value of net assets acquired exceeds the fair value of consideration paid, a bargain purchase gain is recognized at the date of acquisition. Conversely, if the consideration paid exceeds the fair value of the net assets acquired, goodwill is recognized at the acquisition date. Fair values are subject to refinement for up to a maximum of one year after the closing date of an acquisition as information relative to closing date fair values becomes available. Adjustments recorded to the acquired assets and liabilities assumed are applied prospectively in accordance with ASC Topic 805. The determination of the fair value of loans acquired takes into account credit quality deterioration and probability of loss; therefore, the related ACL is not carried forward at the time of acquisition. Identifiable intangible assets are recognized separately if they arise from contractual or other legal rights or if they are separable (i.e., capable of being sold, transferred, licensed, rented, or exchanged separately from the entity). Deposit liabilities and the related depositor relationship intangible assets, known as the core deposit intangible assets, may be exchanged in observable exchange transactions. As a result, the core deposit intangible asset is considered identifiable, because the separability criterion has been met.

Treasury Stock - When the Company acquires treasury stock, the sum of the consideration paid and direct transaction costs after tax is recognized as a deduction from equity. The cost basis for the reissuance of treasury stock is determined using a first-in, first-out basis. To the extent that the reissuance price is more than the cost basis (gain), the excess is recorded as an increase to additional paid-in capital in the consolidated statements of financial condition. If the reissuance price is less than the cost basis (loss), the difference is recorded to additional paid-in capital to the extent there is a cumulative treasury stock paid-in capital balance. Any loss in excess of the cumulative treasury stock paid-in capital balance is charged to retained earnings.

Operating Segments - An operating segment is a component of an entity that has separate financial information related to its business activities and is reviewed by the chief operating decision maker on a regular basis to allocate resources and assess performance. The Company identifies the following markets as operating segments: (i) Kansas City, Missouri and Leawood, Kansas; (ii) Wichita, Kansas; (iii) Oklahoma City, Oklahoma; (iv) Tulsa, Oklahoma; (v) Energy; (vi) Dallas and Frisco, Texas; (vii) Phoenix, Arizona; (viii) Franchise Finance; (ix) Financial Institutions; (x) Colorado Springs, Colorado; (xi) Denver, Colorado; (xii) New Mexico; (xiii) Small Business Administration ("SBA"); (xiv) Residential Mortgage; and (xv) Sponsor Finance. These markets provide similar products and services using a similar process to a similar customer base. Our products and services include, but are not limited to, loans; checking and savings accounts; time deposits and credit cards. Loan products include commercial, real estate, consumer, and SBA loans. The regulatory environment is the same for the markets as well. The chief operating decision maker monitors the revenue and costs of the markets; however, operations are managed, including allocation of resources, and financial performance is evaluated on a Company-wide basis. As a result, the markets are aggregated into one reportable segment.

Recent Accounting Pronouncements

The following ASUs represent changes to current accounting guidance that will be adopted in future years:

ASU 2022-02, Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures

Background – ASU 2022-02 provides new guidance on (i) troubled debt restructurings ("TDRs") and (ii) vintage disclosures for gross write-offs. The update eliminates the accounting guidance for TDRs and requires a company to determine if a modification results in a new loan or a continuation of an existing loan. The update enhances the required disclosures for certain modifications made to borrowers experiencing financial difficulty. In addition, the update requires disclosure of current-period gross charge-offs by year of origination for financing receivables. For the Company, the amendments are effective as of January 1, 2023.

Impact of adoption – The Company expects to adopt the provisions of this guidance as of January 1, 2023. We have concluded that the adoption of this ASU will have an immaterial impact on our consolidated financial statements and related disclosures.

The following ASUs represent changes to current accounting guidance that were adopted in the current year:

ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments:

Background – ASU 2016-13 and its subsequent amendments provide new guidance on the impairment model for financial assets measured at amortized cost, including loans held-for-investment and off-balance sheet credit exposures. The CECL model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions. ASU 2016-13 requires new disclosures, including the use of vintage analysis on the Company's credit quality indicators. In addition, ASU 2016-13 removes the AFS securities other-than-temporary-impairment model that reduced the cost basis of the investment and is replaced with an impairment model that will recognize an allowance for credit losses on available-for-sale securities.

Impact of adoption – The Company adopted ASU 2016-13 on January 1, 2022 using the modified retrospective approach. All disclosures as of December 31, 2022 are presented in accordance with Topic 326. The Company did not recast comparative financial periods and has presented those disclosures under previously applicable GAAP. The Company used the prospective transition approach for AFS securities for which other-than-temporary-impairment has been recognized prior to January 1, 2022. As a result, the amortized cost basis remains the same before and after the effective date of ASU 2016-13.

The following table illustrates the impact of adopting ASU 2016-13 and details how outstanding loan balances have been reclassified because of changes made to the Company's loan segments under CECL:

	January 1, 2022					
	As Reported under ASU 2016-13		Pre-ASU 2016-13		Impact of ASU 2016-13 Adoption	
	(Dollars in thousands)					
Assets:						
Loans (outstanding balance)						
Commercial and industrial	$	843,024	$	1,401,681	$	(558,657)
Commercial and industrial lines of credit		617,398		-		617,398
Energy		278,579		278,860		(281)
Commercial real estate		1,278,479		1,281,095		(2,616)
Construction and land development		574,852		578,758		(3,906)
Residential real estate		360,046		600,816		(240,770)
Multifamily real estate		240,230		-		240,230
PPP		-		64,805		(64,805)
Consumer		63,605		63,605		-
Gross Loans		4,256,213		4,269,620		(13,407)
Net deferred loan fees and costs		-		13,407		(13,407)
Allowance for credit losses on loans		56,628		58,375		(1,747)
Loans, net of the allowance for credit losses		4,199,585		4,197,838		1,747
Deferred tax asset	$	15,301	$	14,474	$	827
Liabilities						
Allowance for credit losses on off-balance sheet exposures	$	5,184	$	-	$	5,184
Stockholders' equity						
Retained earnings	$	144,489	$	147,099	$	(2,610)

In connection with adoption of ASU 2016-13, changes were made to the Company's loan segments to align with the methodology applied in determining the allowance under CECL. The commercial and industrial loan portfolio was separated into term loans and lines of credit. In addition, the remaining Paycheck Protection Program ("PPP") loans were consolidated into the commercial and industrial term loan segment due to their declining outstanding balance. The Company also separated the residential and multifamily real estate loan segments. Refer to *Note 4: Loans and Allowance for Credit Losses* for detail on the loan segments.

ASU 2016-02, Leases (Topic 842):

Background – In February 2016, the FASB issued ASU 2016-02, Leases. The guidance in ASU 2016-02 supersedes the lease recognition requirements in ASC Topic 840, Leases. The new standard established a right-of-use ("ROU") model that requires a lessee to record a ROU asset and lease liability on the statement of financial condition for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statements of operations.

Impact of Adoption – The Company adopted ASU 2016-02 on January 1, 2022. In July 2018, the FASB issued ASU 2018-11 which, among other things, provided an additional transition method that allows entities to not apply the guidance in ASU 2016-02 in the comparative periods presented in the financial statements and instead recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company did not recast comparative financial periods and has presented those disclosures under previously applicable GAAP. We also elected to apply certain practical expedients provided under ASU 2016-02 whereby we combine lease and non-lease components and we will not reassess (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases and (iii) initial direct costs for any existing leases. We also did not apply the recognition requirements of ASU 2016-02 to any short-term leases (as defined by related accounting guidance).

The following table illustrates the impact of adopting ASU 2016-02 on the Company's financial statements:

	January 1, 2022					
	As Reported under ASU 2016-02		Pre-ASU 2016-02		Impact of ASU 2016-02 Adoption	
	(Dollars in thousands)					
Assets:						
Right-of-use asset	$	23,589	$	-	$	23,589
Liabilities:						
Lease incentive		-		2,125		(2,125)
Accrued rent payable		-		904		(904)
Lease liability	$	26,618	$	-	$	26,618

Note 2: Acquisition Activities

On November 22, 2022, the Company completed its acquisition of Central whereupon Central was merged with and into the Bank. Pursuant to the merger agreement executed in June 2022, the Company paid $66.2 million of cash consideration and assumed all of the assets and liabilities of Central by operation of law. The acquisition added three full-service branches within Colorado and New Mexico to the Company's footprint, adds experienced leaders, in particular in the SBA and Residential Mortgage lending areas, and accelerates our growth strategy.

Central acquisition-related costs totaled $8.3 million for the year ended December 31, 2022, including a Day 1 CECL provision expense of $4.4 million, which were included in the Company's consolidated statements of operations. The results of Central are included in the results of the Company subsequent to the acquisition date and reported in this annual report on Form 10-K.

The Company determined that the acquisition of Central constitutes a business combination as defined in ASC Topic 805, Business Combinations. Accordingly, as of the date of the acquisition, the Company recorded the assets acquired and liabilities assumed at fair value. The Company determined fair values in accordance with the guidance provided in ASC Topic 820, Fair Value Measurements and Disclosures. In many cases, the determination of these fair values required management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature and subject to change. Actual results could differ materially. The Company has made the determination of fair values using the best information available at the time; however, purchase accounting is not complete and the assumptions used are subject to change and, if changed, could have a material effect on the Company's financial position and results of operations.

The table below summarizes preliminary net assets acquired (at fair value) and consideration transferred in connection with the Central acquisition:

	November 22, 2022
	(Dollars in thousands)
Assets:	
Cash and cash equivalents	$ 191,916
Available-for-sale securities	41,103
Loans, net of unearned fees	388,531
Premises and equipment	2,270
Restricted equity securities	1,087
Interest receivable	2,514
Foreclosed assets held for sale	158
Core deposit intangible	16,465
Other	4,231
Total assets acquired	648,275
Liabilities:	
Total deposits	570,275
Federal Home Loan Bank advances	10,559
Other borrowings	10,901
Interest payable and other liabilities	3,209
Total liabilities assumed	594,944
Identifiable net assets acquired	$ 53,331
Consideration:	
Cash	66,167
Goodwill	$ 12,836

In connection with the Central acquisition, the Company recorded $12.8 million of goodwill, which is deductible for tax purposes. The amount of goodwill recorded reflects the expanded market presence, synergies and operational efficiencies that are expected to result from the acquisition. The following is a description of the methods used to determine the fair values of significant assets and liabilities presented above:

Cash and cash equivalents—The carrying amount of these assets was deemed a reasonable estimate of fair value based on the short-term nature of these assets.

Loans, net—The fair value of loans was based on a discounted cash flow methodology. Inputs and assumptions used in the fair value estimate of the loan portfolio, includes interest rate, servicing, credit and liquidity risk, and required equity return. The fair value of loans was calculated using a discounted cash flow analysis based on the remaining maturity and repricing terms. Cash flows were adjusted by estimating future credit losses and the rate of prepayments. Projected monthly cash flows were then discounted to present value using a risk-adjusted market rate for similar loans.

Core deposit intangibles—The Company identified customer relationships, in the form of core deposit intangibles, as an identified intangible asset. Core deposit intangibles derive value from the expected future benefits or earnings capacity attributable to the acquired core deposits. The core deposit intangible was valued by identifying the expected future benefits of the core deposits and discounting those benefits back to present value. The core deposit intangible will be amortized over its estimated useful life of approximately 10 years using the sum of the years digits accelerated method.

Deposits—By definition, the fair value of demand and saving deposits equals the amount payable. For time deposits acquired, the Company utilized an income approach, discounting the contractual cash flows on the instruments over their remaining contractual lives at prevailing market rates.

FHLB Advances - FHLB advances are recorded at their fair value as estimated by discounting the contractual future cash flows using FHLB rates offered on similar maturities as of the acquisition date.

The fair value of the acquired assets and liabilities noted in the table may change during the provisional period, which may last up to twelve months subsequent to the acquisition date. The Company may obtain additional information to refine the valuation of the acquired assets and liabilities and adjust the recorded fair value.

Accounting for acquired loans

Loans acquired are recorded at fair value with no carryover of the related allowance for credit losses. Purchased-credit deteriorated loans ("PCD") are loans that have experienced more than insignificant credit deterioration since origination and are recorded at the purchase price. Management determined that any loans which were past due, adversely risk rated, on non-accrual or considered a troubled debt restructured loan were PCD loans. The allowance for credit losses is determined on a collective basis and is allocated to the individual loans. The sum of the loan's purchase price and the allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan.

Non-PCD loans have not experienced a more than insignificant deterioration in credit quality since origination. The difference between the fair value and outstanding balance of the non-PCD loans is recognized as an adjustment to interest income over the lives of the loan.

A Day 1 CECL allowance for credit losses on the non-PCD loans was recorded through provision for credit loss expense within the consolidated statements of operations. At the date of acquisition, of the $388.5 million of loans acquired from Central, $20.5 million, or 5% of Central's loan portfolio, were accounted for as PCD loans.

The following table provides a summary of PCD loans purchased as part of the Central acquisition as of the acquisition date:

	Total
	(Dollars in thousands)
Unpaid principal balance	$ 22,005
PCD allowance for credit loss at acquisition	(916)
(Discount) premium on acquired loans	(566)
Purchase price of PCD loans	$ 20,523

Pro forma information

The following table presents unaudited pro-forma information as if the acquisition of Central had occurred on January 1, 2021. This pro forma information gives effect to certain adjustments, including purchase accounting fair value adjustments, amortization of core deposit intangible and related income tax effects and is based on our historical results for the periods presented. The Day 1 CECL provision of $4.4 million is included in the 2021 pro forma results. Transaction-related costs related to each acquisition are not reflected in the pro forma amounts. The pro forma information does not necessarily reflect the results of operations that would have occurred had the Company acquired Central at the beginning of fiscal year 2021. Cost savings are also not reflected in the unaudited pro forma amounts.

The pro forma information is theoretical in nature and not necessarily indicative of future consolidated results of operations of the Company or the consolidated results of operations which would have resulted had the Company acquired Central during the periods presented.

	Actual from Acquisition Date through December 31, 2022	Pro forma for Years Ended December 31,	
		2022	2021
	(Dollars in thousands, except share and per share data)		
Net interest income	$ 1,906	$ 209,957	$ 186,824
Non-interest income	142	26,193	23,225
Net income	261	68,846	71,689
Pro-forma earnings per share:			
Basic		$ 1.39	$ 1.40
Diluted		1.38	1.38
Weighted average shares outstanding:			
Basic		49,489,860	51,291,428
Diluted		50,002,054	52,030,582

Note 3: Securities

Available-for-Sale Securities

The amortized cost and approximate fair values, together with gross unrealized gains and losses, of period end available-for-sale securities consisted of the following:

	December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
	(Dollars in thousands)			
Mortgage-backed - GSE residential	$ 197,243	$ 232	$ 25,166	$ 172,309
Collateralized mortgage obligations - GSE residential	11,629	—	743	10,886
State and political subdivisions	551,007	929	57,440	494,496
Corporate bonds	9,762	—	552	9,210
Total available-for-sale securities	$ 769,641	$ 1,161	$ 83,901	$ 686,901

	December 31, 2021			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
	(Dollars in thousands)			
Mortgage-backed - GSE residential	$ 161,675	$ 1,809	$ 1,774	$ 161,710
Collateralized mortgage obligations - GSE residential	18,130	311	10	18,431
State and political subdivisions	532,906	29,329	767	561,468
Corporate bonds	4,241	119	—	4,360
Total available-for-sale securities	$ 716,952	$ 31,568	$ 2,551	$ 745,969

The carrying value of securities pledged as collateral was $22 million and $0 at December 31, 2022 and 2021, respectively.

The following table summarizes the gross realized gains and losses from sales or maturities of AFS securities:

	For the Year Ended December 31, 2022		
	Gross Realized Gains	Gross Realized Losses	Net Realized Gain
	(Dollars in thousands)		
Available-for-sale securities	$ 146	$ 50	$ 96

	For the Year Ended December 31, 2021		
	Gross Realized Gains[1]	Gross Realized Losses	Net Realized Gain
	(Dollars in thousands)		
Available-for-sale securities	$ 1,157	$ 134	$ 1,023

[1] Included $75 thousand related to a previously disclosed OTTI municipal security that was settled in 2020.

The following table shows available-for-sale securities gross unrealized losses, the number of securities that are in an unrealized loss position, and fair value of the Company's investments with unrealized losses, aggregated by investment class and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2022 and 2021:

	December 31, 2022								
	Less than 12 Months			12 Months or More			Total		
	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities
	(Dollars in thousands)								
Available-for-Sale Securities									
Mortgage-backed - GSE residential	$ 91,929	$ 10,410	41	$ 66,036	$ 14,756	16	$ 157,965	$ 25,166	57
Collateralized mortgage obligations - GSE residential	10,636	733	18	251	10	1	10,887	743	19
State and political subdivisions	350,884	36,697	266	52,519	20,743	40	403,403	57,440	306
Corporate bonds	9,210	552	5	—	—	—	9,210	552	5
Total temporarily impaired AFS securities	$ 462,659	$ 48,392	330	$ 118,806	$ 35,509	57	$ 581,465	$ 83,901	387

	December 31, 2021								
	Less than 12 Months			12 Months or More			Total		
	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities
	(Dollars in thousands)								
Available-for-Sale Securities									
Mortgage-backed - GSE residential	$ 87,306	$ 1,774	16	$ —	$ —	—	$ 87,306	$ 1,774	16
Collateralized mortgage obligations - GSE residential	803	10	2	—	—	—	803	10	2
State and political subdivisions	72,915	762	39	1,310	5	4	74,225	767	43
Corporate bonds	—	—	—	—	—	—	—	—	—
Total temporarily impaired AFS securities	$ 161,024	$ 2,546	57	$ 1,310	$ 5	4	$ 162,334	$ 2,551	61

Management evaluated all of the available-for-sale securities in an unrealized loss position at December 31, 2022. The unrealized losses in the Company's investment portfolio were caused by interest rate changes. The Company does not intend to sell the investments and it is not more likely than not the Company will be required to sell the investments before recovery of their amortized cost basis. The Company recorded no credit loss impairment in 2022 and no other than temporary impairment losses on AFS securities in 2021.

The amortized cost, fair value, and weighted average yield of available-for-sale securities by contractual maturity, are shown below:

	December 31, 2022				
	Within One Year	After One to Five Years	After Five to Ten Years	After Ten Years	Total
	(Dollars in thousands)				
Available-for-sale securities					
Mortgage-backed - GSE residential[1]					
Amortized cost	$ —	$ 18	$ 105	$ 197,120	$ 197,243
Estimated fair value	$ —	$ 17	$ 101	$ 172,191	$ 172,309
Weighted average yield[2]	— %	4.77 %	4.05 %	2.39 %	2.39 %
Collateralized mortgage obligations - GSE residential[1]					
Amortized cost	$ —	$ —	$ 2,344	$ 9,285	$ 11,629
Estimated fair value	$ —	$ —	$ 2,229	$ 8,657	$ 10,886
Weighted average yield[2]	— %	— %	2.77 %	2.25 %	2.36 %
State and political subdivisions					
Amortized cost	$ 1,076	$ 6,310	$ 109,771	$ 433,850	$ 551,007
Estimated fair value	$ 1,077	$ 6,471	$ 109,134	$ 377,814	$ 494,496
Weighted average yield[2]	3.54 %	4.60 %	3.08 %	2.70 %	2.80 %
Corporate bonds					
Amortized cost	$ —	$ 150	$ 9,612	$ —	$ 9,762
Estimated fair value	$ —	$ 146	$ 9,064	$ —	$ 9,210
Weighted average yield[2]	— %	5.43 %	5.70 %	— %	5.70 %
Total available-for-sale securities					
Amortized cost	$ 1,076	$ 6,478	$ 121,832	$ 640,255	$ 769,641
Estimated fair value	$ 1,077	$ 6,634	$ 120,528	$ 558,662	$ 686,901
Weighted average yield[2]	3.54 %	4.62 %	3.28 %	2.60 %	2.74 %

[1] Actual maturities may differ from contractual maturities because issuers may have the rights to call or prepay obligations with or without prepayment penalties.

[2] Yields are calculated based on amortized cost using a 30/360 day basis. Tax-exempt securities are not tax effected.

	December 31, 2021				
	Within One Year	After One to Five Years	After Five to Ten Years	After Ten Years	Total
	(Dollars in thousands)				
Available-for-sale securities					
Mortgage-backed - GSE residential[1]					
Amortized cost	$ —	$ 30	$ 148	$ 161,497	$ 161,675
Estimated fair value	$ —	$ 31	$ 156	$ 161,523	$ 161,710
Weighted average yield[2]	— %	4.67 %	4.00 %	1.62 %	1.62 %
Collateralized mortgage obligations - GSE residential[1]					
Amortized cost	$ —	$ —	$ 2,421	$ 15,709	$ 18,130
Estimated fair value	$ —	$ —	$ 2,559	$ 15,872	$ 18,431
Weighted average yield[2]	— %	— %	2.77 %	1.61 %	1.77 %
State and political subdivisions					
Amortized cost	$ 741	$ 4,304	$ 84,230	$ 443,631	$ 532,906
Estimated fair value	$ 746	$ 4,520	$ 90,645	$ 465,557	$ 561,468
Weighted average yield[2]	3.49 %	4.14 %	3.29 %	2.67 %	2.78 %
Corporate bonds					
Amortized cost	$ —	$ 604	$ 3,637	$ —	$ 4,241
Estimated fair value	$ —	$ 670	$ 3,690	$ —	$ 4,360
Weighted average yield[2]	— %	5.83 %	4.28 %	— %	4.50 %
Total available-for-sale securities					
Amortized cost	$ 741	$ 4,938	$ 90,436	$ 620,837	$ 716,952
Estimated fair value	$ 746	$ 5,221	$ 97,050	$ 642,952	$ 745,969
Weighted average yield[2]	3.49 %	4.35 %	3.32 %	2.37 %	2.50 %

[1] Actual maturities may differ from contractual maturities because issuers may have the rights to call or prepay obligations with or without prepayment penalties.

[2] Yields are calculated based on amortized cost using a 30/360 day basis. Tax-exempt securities are not tax effected.

Equity Securities

Equity securities consist of $2.9 million of private equity investments. Equity securities are included in other assets on the consolidated statements of financial condition.

During 2020, the Company acquired an $11 million privately-held security in partial satisfaction of debts previously contracted. The Company used a discounted cash flow model, a market transactions model and a public valuation approach to determine the security's cost basis. The Company elected a measurement alternative that allows the security to remain at cost until an impairment is identified or an observable price change for an identical or similar investment of the same issuer occurs. Impairment is recorded when there is evidence that the expected fair value of the investment has declined to below the recorded cost. No changes to the cost basis occurred in 2020. During 2021, the Company sold the equity security for $5 million that resulted in a $6 million realized loss.

The following is a summary of the recorded fair value and the unrealized and realized gains and losses recognized in net income on equity securities:

	For the Year Ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Net (losses) gains recognized during the reporting period on equity securities	$ (181)	$ (6,325)	$ 46
Less: net losses recognized during the period on equity securities sold during the period	(181)	(6,245)	—
Unrealized (loss) gain recognized during the reporting period on equity securities still held at the reporting date	$ —	$ (80)	$ 46

Note 4: Loans and Allowance for Credit Losses

Categories of loans at December 31, 2022 and 2021 include:

	As of December 31,			
	2022		2021	
	Amount	% of Loans	Amount	% of Loans
	(Dollars in thousands)			
Commercial and industrial	$ 1,017,678	19 %	$ 843,024	20 %
Commercial and industrial lines of credit	957,254	18	617,398	15
Energy	173,218	3	278,579	7
Commercial real estate	1,718,947	32	1,278,479	30
Construction and land development	794,788	15	574,852	14
Residential real estate	409,124	8	360,046	8
Multifamily real estate	237,984	4	240,230	6
Consumer	63,736	1	63,605	1
Loans, net of unearned fees	5,372,729	100 %	4,256,213	100 %
Less: Allowance for credit losses on loans[1]	(61,775)		(58,375)	
Loans, net of the allowance for credit losses on loans	$ 5,310,954		$ 4,197,838	

(1) As of December 31, 2021, this line represents the allowance for loan and lease losses. See further discussion in *Note 1: Nature of Operations and Summary of Significant Accounting Policies*.

Accrued interest of $23 million and $10 million at December 31, 2022 and December 31, 2021, respectively, presented in "interest receivable" on the consolidated statements of financial condition is excluded from the amortized cost basis disclosed in the above table.

The Company aggregates the loan portfolio by similar credit risk characteristics. The loan segments are described in additional detail below:

- **Commercial and Industrial** - The category includes loans to commercial and industrial customers for use in property, plant, and equipment purchases and expansions. Loan terms typically require principal and interest payments that decrease the outstanding loan balance. Repayment is primarily from the cash flow of a borrower's principal business operation. Credit risk is driven by creditworthiness of a borrower and the economic conditions that impact the cash flow stability from business operations.

  The category also includes the remaining PPP loans outstanding. These loans were established by the Coronavirus Aid, Relief, and Economic Security Act which authorized forgivable loans to small businesses to pay their employees during the COVID-19 pandemic. The loans are 100 percent guaranteed by the SBA and repayment is primarily dependent on the borrower's cash flow or SBA repayment approval.

- **Commercial and Industrial Lines of Credit** – The category includes lines of credit to commercial and industrial customers for working capital needs. The loan terms typically require interest-only payments, mature in one year, and require the full balance paid-off at maturity. Lines of credit allow the borrower to drawdown and repay the line of credit based on the customer's cash flow needs. Repayment is primarily from the operating cash flow of the business. Credit risk is driven by creditworthiness of a borrower and the economic conditions that impact the cash flow stability from business operations.

- **Energy** - The category includes loans to oil and natural gas customers for use in financing working capital needs, exploration and production activities, and acquisitions. The loans are repaid primarily from the conversion of crude oil and natural gas to cash. Credit risk is driven by creditworthiness of a borrower and the economic conditions that impact the cash flow stability from business operations. Energy loans are typically collateralized with the underlying oil and gas reserves.

- **Commercial Real Estate** - The category includes loans that typically involve larger principal amounts and repayment of these loans is generally dependent on the successful operations of the property securing the loan or the business conducted on the property securing the loan. These are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Credit risk may be impacted by the creditworthiness of a borrower, property values and the local economies in the borrower's market areas.

- **Construction and Land Development** - The category includes loans that are usually based upon estimates of costs and estimated value of the completed project and include independent appraisal reviews and a financial analysis of the developers and property owners. Sources of repayment include permanent loans, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are higher risk than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, general economic conditions, and the availability of long-term financing. Credit risk may be impacted by the creditworthiness of a borrower, property values and the local economies in the borrower's market areas.

- **Residential Real Estate** - The category includes loans that are generally secured by owner-occupied 1-4 family residences. Repayment of these loans is primarily dependent on the personal income and credit rating of the borrowers. Credit risk in these loans can be impacted by economic conditions within or outside the borrower's market areas that might impact either property values or a borrower's personal income.

- **Multifamily Real Estate -** The category includes loans that are generally secured by multifamily properties. Repayment of these loans is primarily dependent on occupancy rates and the personal income of the tenants. Credit risk in these loans can be impacted by economic conditions within or outside the borrower's market areas that might impact either property values or the tenants' personal income.

- **Consumer** - The category includes revolving lines of credit and various term loans such as automobile loans and loans for other personal purposes. Repayment is primarily dependent on the personal income and credit rating of the borrowers. Credit risk is driven by consumer economic factors (such as unemployment and general economic conditions in the borrower's market area) and the creditworthiness of a borrower.

Allowance for Credit Losses

The Company established a CECL committee that meets at least quarterly to oversee the ACL methodology. The committee estimates the ACL using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The ACL represents the Company's current estimate of lifetime credit losses inherent in the loan portfolio at the statement of financial condition date. The ACL is adjusted for expected prepayments when appropriate and excludes expected extensions, renewals, and modifications.

The ACL is the sum of three components: (i) asset specific / individual loan reserves; (ii) quantitative (formulaic or pooled) reserves; and (iii) qualitative (judgmental) reserves.

Asset Specific - When unique qualities cause a loan's exposure to loss to be inconsistent with the pool segments, the loan is individually evaluated. Individual reserves are calculated for loans that are risk-rated substandard and on non-accrual and loans that are risk-rated doubtful or loss that are greater than a defined dollar threshold. In addition, TDRs are also individually evaluated. Reserves on asset specific loans may be based on collateral, for collateral-dependent loans, or on quantitative and qualitative factors, including expected cash flow, market sentiment, and guarantor support.

Quantitative - The Company used the cohort method, which identifies and captures the balance of a pool of loans with similar risk characteristics as of a particular time to form a cohort. For example, the outstanding commercial and industrial loans and commercial and industrial lines of credit loan segments as of quarter-end are considered cohorts. The cohort is then tracked for losses over the remaining life of loans or until the pool is exhausted. The Company used a lookback period of approximately six-years to establish the cohort population. By using the historical data timeframe, the Company can establish a historical loss factor for each of its loan segments and adjust the losses with qualitative and forecast factors

Qualitative – The Company uses qualitative factors to adjust the historical loss factors for current conditions. The Company primarily uses the following qualitative factors:

- The nature and volume of changes in risk ratings;

- The volume and severity of past due loans;

- The volume of non-accrual loans;

- The nature and volume of the loan portfolio, including the existence, growth, and effect of any concentrations of credit;

- Changes in the Institute of Supply Management's Purchasing Manager Indices ("PMI") for services and manufacturing;

- Changes in collateral values;

- Changes in lending policies, procedures, and quality of loan reviews;

- Changes in lending staff; and

- Changes in competition, legal and regulatory environments

In addition to the current condition qualitative adjustments, the Company uses the Federal Reserve's unemployment forecast to adjust the ACL based on forward looking guidance. The Federal Reserve's unemployment forecast extends three-years and is eventually reverted to the mean of six percent by year 10.

Internal Credit Risk Ratings

The Company uses a weighted average risk rating factor to adjust the historical loss factors for current events. Risk ratings incorporate the criteria utilized by regulatory authorities to describe criticized assets, but separate various levels of risk concentrated within the regulatory "Pass" category. Risk ratings are established for loans at origination and are monitored on an ongoing basis. The rating assigned to a loan reflects the risks posed by the borrower's expected performance and the transaction's structure. Performance metrics used to determine a risk rating include, but are not limited to, cash flow adequacy, liquidity, and collateral. A description of the loan risk ratings follows:

Loan Grades

- **Pass (risk rating 1-4)** - Considered satisfactory. Includes borrowers that generally maintain good liquidity and financial condition or the credit is currently protected with sales trends remaining flat or declining. Most ratios compare favorably with industry norms and Company policies. Debt is programmed and timely repayment is expected.

- **Special Mention (risk rating 5)** - Borrowers generally exhibit adverse trends in operations or an imbalanced position in their balance sheet that has not reached a point where repayment is jeopardized. Credits are currently protected but, if left uncorrected, the potential weaknesses may result in deterioration of the repayment prospects for the credit or in the Company's credit or lien position at a future date. These credits are not adversely classified and do not expose the Company to enough risk to warrant adverse classification.

- **Substandard (risk rating 6)** - Credits generally exhibit well-defined weakness(es) that jeopardize repayment. Credits are inadequately protected by the current worth and paying capacity of the obligor or of the collateral pledged. A distinct possibility exists that the Company will sustain some loss if deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard assets, does not have to exist in individual assets classified substandard. Substandard loans include both performing and non-performing loans and are broken out in the table below.

- **Doubtful (risk rating 7)** - Credits which exhibit weaknesses inherent in a substandard credit with the added characteristic that these weaknesses make collection or liquidation in full highly questionable or improbable based on existing facts, conditions and values. Because of reasonably specific pending factors, which may work to the advantage and strengthening of the assets, classification as a loss is deferred until its more exact status may be determined.

- **Loss (risk rating 8)** - Credits which are considered uncollectible or of such little value that their continuance as a bankable asset is not warranted.

The following tables present the credit risk profile of the Company's loan portfolio based on an internal rating category and loan segments:

As of December 31, 2022

	Amortized Cost Basis by Origination Year and Internal Risk Rating						Amortized Cost Basis		
	2022	2021	2020	2019	2018	2017	LOC	LOC to Term	Total
	(Dollars in thousands)								
Commercial and industrial									
Pass	$ 465,963	$ 281,166	$ 55,934	$ 50,445	$ 48,595	$ 20,648	$ —	$ 19,089	$ 941,840
Special mention	2,531	23,055	14,573	2,951	4,947	86	—	41	48,184
Substandard - accrual	290	677	1,647	1,330	740	299	—	21,166	26,149
Substandard - non-accrual	—	104	—	6	1,383	—	—	—	1,493
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	12	—	—	12
Total	$ 468,784	$ 305,002	$ 72,154	$ 54,732	$ 55,665	$ 21,045	$ —	$ 40,296	$ 1,017,678
Commercial and industrial lines of credit									
Pass	$ —	$ —	$ —	$ —	$ —	$ —	$ 890,109	$ —	$ 890,109
Special mention	—	—	—	—	—	—	49,861	—	49,861
Substandard - accrual	—	—	—	—	—	—	10,805	—	10,805
Substandard - non-accrual	—	—	—	—	—	—	6,479	—	6,479
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ 957,254	$ —	$ 957,254
Energy									
Pass	$ 7,585	$ 306	$ 228	$ —	$ —	$ —	$ 162,834	$ 171	$ 171,124
Special mention	—	—	—	—	—	—	—	—	—
Substandard - accrual	—	—	—	—	—	—	1,476	—	1,476
Substandard - non-accrual	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	618	—	618
Loss	—	—	—	—	—	—	—	—	—
Total	$ 7,585	$ 306	$ 228	$ —	$ —	$ —	$ 164,928	$ 171	$ 173,218
Commercial real estate									
Pass	$ 474,901	$ 276,403	$ 156,553	$ 119,643	$ 73,989	$ 84,460	$ 350,732	$ 108,837	$ 1,645,518
Special mention	23,223	6,603	566	1,330	6,558	4,339	2,429	12,285	57,333
Substandard - accrual	10,388	—	547	82	60	1,548	—	992	13,617
Substandard - non-accrual	—	2,479	—	—	—	—	—	—	2,479
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total	$ 508,512	$ 285,485	$ 157,666	$ 121,055	$ 80,607	$ 90,347	$ 353,161	$ 122,114	$ 1,718,947
Construction and land development									
Pass	$ 346,429	$ 266,557	$ 93,229	$ 19,866	$ 1,497	$ 9,053	$ 49,500	$ —	$ 786,131

As of December 31, 2022									
	Amortized Cost Basis by Origination Year and Internal Risk Rating						Amortized Cost Basis		
	2022	**2021**	**2020**	**2019**	**2018**	**2017**	**LOC**	**LOC to Term**	**Total**
	(Dollars in thousands)								
Special mention	—	7,727	—	—	—	—	—	—	7,727
Substandard - accrual	157	310	463	—	—	—	—	—	930
Substandard - non-accrual	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total	$ 346,586	$ 274,594	$ 93,692	$ 19,866	$ 1,497	$ 9,053	$ 49,500	$ —	$ 794,788
Residential real estate									
Pass	$ 77,416	$ 84,158	$ 121,078	$ 45,265	$ 37,395	$ 34,852	$ 1,649	$ —	$ 401,813
Special mention	253	3,272	187	226	—	—	—	—	3,938
Substandard - accrual	34	—	3,148	—	—	—	—	—	3,182
Substandard - non-accrual	—	—	—	—	—	—	—	191	191
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total	$ 77,703	$ 87,430	$ 124,413	$ 45,491	$ 37,395	$ 34,852	$ 1,649	$ 191	$ 409,124
Multifamily real estate									
Pass	$ 85,785	$ 26,705	$ 6,915	$ 11,938	$ 2,491	$ 726	$ 86,879	$ 16,509	$ 237,948
Special mention	—	—	—	—	—	—	—	36	36
Substandard - accrual	—	—	—	—	—	—	—	—	—
Substandard - non-accrual	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total	$ 85,785	$ 26,705	$ 6,915	$ 11,938	$ 2,491	$ 726	$ 86,879	$ 16,545	$ 237,984
Consumer									
Pass	$ 7,917	$ 1,347	$ 2,611	$ 265	$ 129	$ 6	$ 51,416	$ —	$ 63,691
Special mention	—	—	—	—	8	—	—	—	8
Substandard - accrual	—	—	32	—	5	—	—	—	37
Substandard - non-accrual	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—
Total	$ 7,917	$ 1,347	$ 2,643	$ 265	$ 142	$ 6	$ 51,416	$ —	$ 63,736
Total									
Pass	$ 1,465,996	$ 936,642	$ 436,548	$ 247,422	$ 164,096	$ 149,745	$ 1,593,119	$ 144,606	$ 5,138,174
Special mention	26,007	40,657	15,326	4,507	11,513	4,425	52,290	12,362	167,087
Substandard - accrual	10,869	987	5,837	1,412	805	1,847	12,281	22,158	56,196
Substandard - non-accrual	—	2,583	—	6	1,383	—	6,479	191	10,642
Doubtful	—	—	—	—	—	—	618	—	618
Loss	—	—	—	—	—	12	—	—	12
Total	$ 1,502,872	$ 980,869	$ 457,711	$ 253,347	$ 177,797	$ 156,029	$ 1,664,787	$ 179,317	$ 5,372,729

The following tables present the Company's loan portfolio aging analysis of the recorded investment in loans as of December 31, 2022:

As of December 31, 2022									
	Amortized Cost Basis by Origination Year and Past Due Status						Amortized Cost Basis		
	2022	**2021**	**2020**	**2019**	**2018**	**2017 and Prior**	**Revolving loans**	**Revolving loans converted to term loans**	**Total**
	(Dollars in thousands)								
Commercial and industrial									
30-59 days	$ 20	$ 4,784	$ —	$ —	$ —	$ 1,049	$ —	$ —	$ 5,853
60-89 days	—	55	—	—	—	—	—	430	485
Greater than 90 days	—	143	7	6	1,383	12	—	—	1,551
Total past due	20	4,982	7	6	1,383	1,061	—	430	7,889
Current	468,764	300,020	72,147	54,726	54,282	19,984	—	39,866	1,009,789
Total	$ 468,784	$ 305,002	$ 72,154	$ 54,732	$ 55,665	$ 21,045	$ —	$ 40,296	$ 1,017,678
Greater than 90 days and accruing	$ —	$ 39	$ 7	$ —	$ —	$ —	$ —	$ —	$ 46
Commercial and industrial lines of credit									
30-59 days	$ —	$ —	$ —	$ —	$ —	$ —	$ 2,814	$ —	$ 2,814
60-89 days	—	—	—	—	—	—	980	—	980
Greater than 90 days	—	—	—	—	—	—	7,063	—	7,063
Total past due	—	—	—	—	—	—	10,857	—	10,857
Current	—	—	—	—	—	—	946,397	—	946,397
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ 957,254	$ —	$ 957,254
Greater than 90 days and accruing	$ —	$ —	$ —	$ —	$ —	$ —	$ 584	$ —	$ 584
Energy									
30-59 days	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
60-89 days	—	—	—	—	—	—	—	—	—
Greater than 90 days	—	—	—	—	—	—	618	—	618
Total past due	—	—	—	—	—	—	618	—	618
Current	7,585	306	228	—	—	—	164,310	171	172,600
Total	$ 7,585	$ 306	$ 228	$ —	$ —	$ —	$ 164,928	$ 171	$ 173,218

	As of December 31, 2022								
	Amortized Cost Basis by Origination Year and Past Due Status						Amortized Cost Basis		
	2022	2021	2020	2019	2018	2017 and Prior	Revolving loans	Revolving loans converted to term loans	Total
	(Dollars in thousands)								
Greater than 90 days and accruing	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate									
30-59 days	$ —	$ —	$ —	$ 1,180	$ —	$ —	$ —	$ —	$ 1,180
60-89 days	—	—	—	—	—	—	—	—	—
Greater than 90 days	—	—	—	—	—	—	—	—	—
Total past due	—	—	—	1,180	—	—	—	—	1,180
Current	508,512	285,485	157,666	119,875	80,607	90,347	353,161	122,114	1,717,767
Total	$ 508,512	$ 285,485	$ 157,666	$ 121,055	$ 80,607	$ 90,347	$ 353,161	$ 122,114	$ 1,718,947
Greater than 90 days and accruing	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction and land development									
30-59 days	$ 4,293	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 4,293
60-89 days	—	—	—	—	—	—	—	—	—
Greater than 90 days	—	—	—	—	—	—	—	—	—
Total past due	4,293	—	—	—	—	—	—	—	4,293
Current	342,293	274,594	93,692	19,866	1,497	9,053	49,500	—	790,495
Total	$ 346,586	$ 274,594	$ 93,692	$ 19,866	$ 1,497	$ 9,053	$ 49,500	$ —	$ 794,788
Greater than 90 days and accruing	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential real estate									
30-59 days	$ —	$ 3,867	$ —	$ 10	$ —	$ —	$ —	$ —	$ 3,877
60-89 days	—	—	—	—	—	—	—	—	—
Greater than 90 days	—	120	—	—	—	—	—	—	120
Total past due	—	3,987	—	10	—	—	—	—	3,997
Current	77,703	83,443	124,413	45,481	37,395	34,852	1,649	191	405,127
Total	$ 77,703	$ 87,430	$ 124,413	$ 45,491	$ 37,395	$ 34,852	$ 1,649	$ 191	$ 409,124
Greater than 90 days and accruing	$ —	$ 120	$ —	$ —	$ —	$ —	$ —	$ —	$ 120
Multifamily real estate									
30-59 days	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
60-89 days	—	—	—	—	—	—	—	—	—
Greater than 90 days	—	—	—	—	—	—	—	—	—
Total past due	—	—	—	—	—	—	—	—	—
Current	85,785	26,705	6,915	11,938	2,491	726	86,879	16,545	237,984
Total	$ 85,785	$ 26,705	$ 6,915	$ 11,938	$ 2,491	$ 726	$ 86,879	$ 16,545	$ 237,984
Greater than 90 days and accruing	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer									
30-59 days	$ —	$ —	$ —	$ —	$ —	$ —	$ 30	$ —	$ 30
60-89 days	—	—	2	—	5	—	—	—	7
Greater than 90 days	—	—	—	—	—	—	—	—	—
Total past due	—	—	2	—	5	—	30	—	37
Current	7,917	1,347	2,641	265	137	6	51,386	—	63,699
Total	$ 7,917	$ 1,347	$ 2,643	$ 265	$ 142	$ 6	$ 51,416	$ —	$ 63,736
Greater than 90 days and accruing	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total									
30-59 days	$ 4,313	$ 8,651	$ —	$ 1,190	$ —	$ 1,049	$ 2,844	$ —	$ 18,047
60-89 days	—	55	2	—	5	—	980	430	1,472
Greater than 90 days	—	263	7	6	1,383	12	7,681	—	9,352
Total past due	4,313	8,969	9	1,196	1,388	1,061	11,505	430	28,871
Current	1,498,559	971,900	457,702	252,151	176,409	154,968	1,653,282	178,887	5,343,858
Total	$ 1,502,872	$ 980,869	$ 457,711	$ 253,347	$ 177,797	$ 156,029	$ 1,664,787	$ 179,317	$ 5,372,729
Greater than 90 days and accruing	$ —	$ 159	$ 7	$ —	$ —	$ —	$ 584	$ —	$ 750

Non-accrual Loan Analysis

Non-accrual loans are loans for which the Company does not record interest income. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged off at an earlier date, if collection of principal or interest is considered doubtful. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. The following table presents the Company's non-accrual loans by loan segments at December 31, 2022:

	As of December 31, 2022									
	Amortized Cost Basis by Origination Year and Internal Risk Rating						Amortized Cost Basis			Non-accrual Loans with no related Allowance
	2022	2021	2020	2019	2018	2017 and Prior	Revolving loans	Revolving loans converted to term loans	Total Non-accrual Loans	
	(Dollars in thousands)									
Commercial and industrial	$ —	$ 104	$ —	$ 6	$ 1,383	$ 12	$ —	$ —	$ 1,505	$ 1,505
Commercial and industrial lines of credit	—	—	—	—	—	—	6,479	—	6,479	6,479
Energy	—	—	—	—	—	—	618	—	618	618
Commercial real estate	—	2,479	—	—	—	—	—	—	2,479	2,479
Construction and land development	—	—	—	—	—	—	—	—	—	—
Residential real estate	—	—	—	—	—	—	—	191	191	191
Multifamily real estate	—	—	—	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—	—	—	—
Total	$ —	$ 2,583	$ —	$ 6	$ 1,383	$ 12	$ 7,097	$ 191	$ 11,272	$ 11,272

Interest income recognized on non-accrual loans was $1.5 million for the year ended December 31, 2022.

Allowance for Credit Losses

The following table presents the activity in the allowance for credit losses and allowance for credit losses on off-balance sheet credit exposures by portfolio segment for the year ended December 31, 2022:

	For the Year Ended December 31, 2022								
	Commercial and industrial[1]	Commercial and Industrial Lines of Credit[1]	Energy	Commercial Real Estate	Construction and Land Development	Residential Real Estate[2]	Multifamily Real Estate[2]	Consumer	Total
	(Dollars in thousands)								
Allowance for Credit Losses:									
Beginning balance, prior to adoption of ASU 2016-13	$ 20,352	$ —	$ 9,229	$ 19,119	$ 3,749	$ 5,598	$ —	$ 328	$ 58,375
Impact of ASU 2016-13 adoption	(10,213)	8,866	(39)	(186)	(83)	(2,552)	2,465	(5)	(1,747)
PCD allowance for credit loss at acquisition	394	129	—	285	98	4	—	6	916
Charge-offs	(791)	(3,971)	(4,651)	(1,102)	—	(217)	—	(13)	(10,745)
Recoveries	899	1,730	2,008	2,334	—	—	—	8	6,979
Provision (release)	1,105	6,461	(2,151)	(3,230)	1,263	166	(228)	15	3,401
Day 1 CECL provision expense	526	1,316	—	2,284	310	111	16	33	4,596
Ending balance	$ 12,272	$ 14,531	$ 4,396	$ 19,504	$ 5,337	$ 3,110	$ 2,253	$ 372	$ 61,775
Allowance for Credit Losses on Off-Balance Sheet Credit Exposures:									
Beginning balance, prior to adoption of ASU 2016-13	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Impact of ASU 2016-13 adoption	107	44	265	711	3,914	5	137	1	5,184
Provision (release)	43	8	522	(34)	2,632	(3)	(123)	2	3,047
Day 1 CECL provision expense	95	22	—	23	284	33	—	—	457
Ending balance	$ 245	$ 74	$ 787	$ 700	$ 6,830	$ 35	$ 14	$ 3	$ 8,688

[1] Prior to the adoption of ASU 2016-13, the Commercial and Industrial lines of credit were consolidated under the Commercial and Industrial segment.

[2] Prior to the adoption of ASU 2016-13, the Residential Real Estate and Multifamily Real Estate segments were consolidated under the Residential and Multifamily Real Estate segment.

Credit quality indicators improved meaningfully during 2022 which influenced the level of qualitative factors management applied to the ACL estimate. Other considerations for the ACL as of December 31, 2022 included the strong loan growth, particularly in commercial and industrial and commercial and industrial line of credit loans.

Collateral Dependent Loans:

Collateral dependent loans are loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. The following table presents the amortized cost balance of loans considered collateral dependent by loan segment and collateral type as of December 31, 2022:

As of December 31, 2022

Loan Segment and Collateral Description	Amortized Cost of Collateral Dependent Loans		Related Allowance for Credit Losses		Amortized Cost of Collateral Dependent Loans with no related Allowance	
	(Dollars in thousands)					
Commercial and industrial						
All business assets	$	1,489	$	—	$	1,489
Commercial and industrial lines of credit						
All business assets		6,492		—		6,492
Energy						
Oil and natural gas properties		618		—		618
Commercial real estate						
Commercial real estate properties		92		—		92
Residential real estate						
Residential real estate properties		—		—		—
Multifamily real estate						
Multifamily real estate properties		—		—		—
Consumer						
Vehicles & other personal assets		39		22		—
	$	8,728	$	22	$	8,689

Troubled Debt Restructurings

TDRs are those extended to borrowers who are experiencing financial difficulty and who have been granted a concession, excluding loan modifications as a result of the COVID-19 pandemic. The modification of terms typically includes the extension of maturity, reduction or deferment of monthly payment, or reduction of the stated interest rate.

For the years ended December 31, 2022 and 2021, no loans and $4.8 million in loans, respectively, were restructured under the TDR guidance. The outstanding balance of TDRs was $30.5 million and $40.4 million as of December 31, 2022 and 2021, respectively.

Disclosures under Previously Applicable GAAP

The following disclosures are presented under previously applicable GAAP. The description of the general characteristics of the loan rating categories is as described above. The following table presents the credit risk profile of the Company's loan portfolio based on an internal rating category and portfolio segment as of December 31, 2021:

	As of December 31, 2021						
	Pass	Special Mention	Substandard Performing	Substandard Non-performing	Doubtful	Loss	Total
	(Dollars in thousands)						
Commercial	$ 1,356,883	$ 16,201	$ 23,739	$ 4,858	$ —	$ —	$ 1,401,681
Energy	184,269	73,196	5,246	13,595	2,554	—	278,860
Commercial real estate	1,172,323	86,768	11,782	10,222	—	—	1,281,095
Construction and land development	578,758	—	—	—	—	—	578,758
Residential and multifamily real estate	593,847	257	6,508	204	—	—	600,816
PPP	64,805	—	—	—	—	—	64,805
Consumer	63,605	—	—	—	—	—	63,605
Total	$ 4,014,490	$ 176,422	$ 47,275	$ 28,879	$ 2,554	$ —	$ 4,269,620

The following table presents the Company's loan portfolio aging analysis of the recorded investment in loans as of December 31, 2021:

	As of December 31, 2021						
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More	Total Past Due	Current	Total Loans Receivable	Loans >= 90 Days and Accruing
	(Dollars in thousands)						
Commercial	$ 183	$ 499	$ 1,037	$ 1,719	$ 1,399,962	$ 1,401,681	$ 90
Energy	—	—	4,644	4,644	274,216	278,860	—
Commercial real estate	85	992	—	1,077	1,280,018	1,281,095	—
Construction and land development	966	117	—	1,083	577,675	578,758	—
Residential and multifamily real estate	437	151	—	588	600,228	600,816	—
PPP	—	—	—	—	64,805	64,805	—
Consumer	—	99	—	99	63,506	63,605	—
Total	$ 1,671	$ 1,858	$ 5,681	$ 9,210	$ 4,260,410	$ 4,269,620	$ 90

The following table presents the Company's loans on non-accrual as of December 31, 2021:

	As of December 31,
	(Dollars in thousands)
Commercial	$ 4,858
Energy	16,148
Commercial real estate	10,222
Construction and land development	—
Residential and multifamily real estate	204
PPP	—
Consumer	—
Total non-accrual loans	$ 31,432

The following table presents the allowance for loan losses by portfolio segment and disaggregated based on the Company's impairment methodology:

					As of or For the Year Ended December 31, 2021				
	Commercial	Energy	Commercial Real Estate	Construction and Land Development	Residential and Multifamily Real Estate	PPP	Consumer	Total
					(Dollars in thousands)				
Period end allowance for loan losses allocated to:								
Individually evaluated for impairment	$ 333	$ 2,100	$ 3,164	$ —	$ —	$ —	$ —	$ 5,597
Collectively evaluated for impairment	$ 20,019	$ 7,129	$ 15,955	$ 3,749	$ 5,598	$ —	$ 328	$ 52,778
Ending balance	$ 20,352	$ 9,229	$ 19,119	$ 3,749	$ 5,598	$ —	$ 328	$ 58,375
Allocated to loans:								
Individually evaluated for impairment	$ 5,739	$ 16,204	$ 31,597	$ —	$ 3,387	$ —	$ —	$ 56,927
Collectively evaluated for impairment	$ 1,395,942	$ 262,656	$ 1,249,498	$ 578,758	$ 597,429	$ 64,805	$ 63,605	$ 4,212,693
Ending balance	$ 1,401,681	$ 278,860	$ 1,281,095	$ 578,758	$ 600,816	$ 64,805	$ 63,605	$ 4,269,620

A loan is considered impaired when based on current information and events, it is probable the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include non-performing loans but also include loans modified in TDRs where concessions have been granted to borrowers experiencing financial difficulties. The intent of concessions is to maximize collection. The following table presents loans individually evaluated for impairment:

	As of or For the Year Ended December 31, 2021				
	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment Impaired Loans	Interest Income Recognized
			(Dollars in thousands)		
Loans without a specific valuation					
Commercial	$ 4,659	$ 4,740	$ —	$ 7,155	$ 75
Energy	3,509	7,322	—	4,548	5
Commercial real estate	1,729	1,729	—	1,800	18
Construction and land development	—	—	—	—	—
Residential and multifamily real estate	3,387	3,387	—	3,392	86
PPP	—	—	—	—	—
Consumer	—	—	—	—	—
Loans with a specific valuation					
Commercial	1,080	1,080	333	496	19
Energy	12,695	17,977	2,100	14,117	14
Commercial real estate	29,868	30,854	3,164	28,876	993
Construction and land development	—	—	—	—	—
Residential and multifamily real estate	—	—	—	—	—
PPP	—	—	—	—	—
Consumer	—	—	—	—	—
Total					
Commercial	5,739	5,820	333	7,651	94
Energy	16,204	25,299	2,100	18,665	19
Commercial real estate	31,597	32,583	3,164	30,676	1,011
Construction and land development	—	—	—	—	—
Residential and multifamily real estate	3,387	3,387	—	3,392	86
PPP	—	—	—	—	—
Consumer	—	—	—	—	—
	$ 56,927	$ 67,089	$ 5,597	$ 60,384	$ 1,210

<u>Allowance for Credit Losses on Off-Balance Sheet Credit Exposures</u>

The Company estimates expected credit losses for off-balance sheet credit exposures unless the obligation is unconditionally cancellable by the Company. The ACL on off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate is calculated for each loan segment and includes consideration of the likelihood that funding will occur and an estimate of the expected credit losses on commitments expected to be funded over its estimated life. For each pool of contractual obligations expected to be funded, the Company uses the reserve rate established for the related loan pools. The $9 million allowance for credit losses on off-balance sheet credit exposures at December 31, 2022 is included in "interest payable and other liabilities" on the statement of financial condition.

The following categories of off-balance sheet credit exposures have been identified:

<u>Loan commitments</u> – include revolving lines of credit, non-revolving lines of credit, and loans approved that are not yet funded. Risks inherent to revolving lines of credit often are related to the susceptibility of an individual or business experiencing unpredictable cash flow or financial troubles, thus leading to payment default. The primary risk associated with non-revolving lines of credit is the diversion of funds for other expenditures.

<u>Letters of credit</u> – are primarily established to provide assurance to the beneficiary that the applicant will perform certain obligations arising out of a separate transaction between the beneficiary and applicant. If the obligation is not met, it gives the beneficiary the right to draw on the letter of credit.

Note 5: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	As of December 31,	
	2022	**2021**
	(Dollars in thousands)	
Land	$ 7,579	$ 7,384
Building and improvements	65,101	62,344
Furniture and fixtures	14,523	14,106
Equipment	10,066	9,596
Construction in progress	1,172	509
Premises and equipment	98,441	93,939
Less: accumulated depreciation	32,457	27,870
Premises and equipment, net	$ 65,984	$ 66,069

The Company recorded $4.7 million, $4.9 million and $4.9 million of depreciation expense during 2022, 2021 and 2020, respectively, as a component of other non-interest expense in the consolidated statements of operations.

Note 6: Leases

The Company's leases primarily include bank branches located in Kansas City, Missouri; Tulsa, Oklahoma; Dallas, Texas; Frisco Texas; and Phoenix, Arizona. The Company also acquired several additional leased locations in connection with the Central acquisition in Denver and Colorado Springs, Colorado. The remaining terms on these branch leases range from less than one year to twenty years with certain options to renew. Renewal terms can extend the lease term between five years and twenty years. The exercise of lease renewal options is at the Company's sole discretion. When it is reasonably certain that the Company will exercise its option to renew or extend the lease term, that option is included in the estimated value of the right of use ("ROU") asset and lease liability. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2022, the Company recognized one finance lease and the remaining Company leases are classified as operating leases.

The ROU asset is included in "Other assets" on the consolidated statement of financial condition, and was $30.5 million at December 31, 2022. Certain adjustments to the ROU asset may be required for items such as initial direct costs paid or incentives received. The lease liability is located in "Interest payable and other liabilities" on the consolidated statement of financial condition and was $34 million at December 31, 2022.

As of December 31, 2022, the weighted-average remaining lease term is 11.6 years and the weighted-average discount rate was 2.54% utilizing the Company's incremental FHLB borrowing rate for borrowings of a similar term at the date of lease commencement.

The following table presents components of operating lease expense in the accompanying consolidated statements of operations for the year ended December 31, 2022:

	Year Ended December 31, 2022
	(Dollars in thousands)
Finance lease amortization of right-of-use asset	$ 231
Finance leases interest on lease liability	185
Operating lease expense	2,577
Variable lease expense	1,222
Short-term lease expense	20
Total lease expense	$ 4,235

Future minimum lease payments under operating leases were as follows:

	Operating Leases		Finance Lease
	(Dollars in thousands)		
2023	$ 3,583	$	490
2024	3,289		490
2025	3,309		490
2026	3,350		490
2027	3,340		528
Thereafter	12,619		8,296
Total lease payments	29,490		10,784
Less: imputed interest	3,262		3,163
Total	$ 26,228	$	7,621

Rent expense for the years ended December 31, 2021 and 2020 was $3.5 million and $2.9 million, respectively.

Supplemental cash flow information – Operating cash flows paid for operating lease amounts included in the measurement of lease liabilities was $3.0 million for the year ended December 31, 2022. Operating cash flows paid for finance lease amounts included in the measurement of lease liabilities was $0.4 million for the year ended December 31, 2022. During the year ended December 31, 2022, the Company recorded ROU assets in the amount of $23.6 million that were exchanged for operating lease liabilities and $7.8 million that were exchanged for finance lease liabilities.

Note 7: Goodwill and Core Deposit Intangible

In connection with our acquisition of Central, the Company recorded goodwill of $12.8 million. Goodwill is measured as the excess of the fair value of consideration paid over the fair value of net assets acquired. No goodwill impairment was recorded during the years ended December 31, 2022 or December 31, 2021.

The Company recorded a core deposit intangible ("CDI") of $16.5 million as part of the Central acquisition. The Company is amortizing the CDI over its estimated useful life of approximately 10 years using the sum of the years' digits accelerated method. The Company recognized core deposit intangible amortization expense of $0.4 million for the year ended December 31, 2022 which is included in other non-interest expense in the consolidated statement of operations.

The gross carrying amount of goodwill and the gross carrying amount and accumulated amortization of the core deposit intangible at December 31, 2022 and 2021 were:

	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
			(Dollars in thousands)			
December 31, 2022						
Goodwill	$	12,836	$	—	$	12,836
Core deposit intangible		17,479		1,234		16,245
Total goodwill and intangible assets	$	30,315	$	1,234	$	29,081
December 31, 2021						
Core deposit intangible	$	1,014	$	884	$	130
Total goodwill and intangible assets	$	1,014	$	884	$	130

The estimated aggregate future amortization expense over the next five years for the core deposit intangible is as follows at December 31, 2022:

(Dollars in thousands)		
2023	$	3,089
2024		2,762
2025		2,436
2026		2,109
2027		1,783

Note 8: Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates.

Cash Flow Hedges of Interest Rate Risk

The Company uses interest rate derivatives to add stability to interest income and expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company uses interest rate swaps and collars as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate collars designated as cash flow hedges involve payments of variable-rate amounts if interest rates rise above the cap strike rate on the contract and the receipt of variable-rate amounts if interest rates fall below the floor strike rate on the contract. During 2022, such derivatives were used to hedge the variable cash flows associated with existing variable-rate loan assets. The five swaps that were entered into in 2021 were terminated during the third quarter of 2022; however, the amortization of the gains on these instruments will start in 2023 based on the original effective dates of these swaps. The Company also entered into a new interest rate collar during the third quarter of 2022. Derivatives designated and that qualify as cash flow hedges include one instrument with a notional value of $250 million at December 31, 2022, and five instruments with an aggregate notional value of $100 million at December 31, 2021.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income (Loss) ("AOCI") and subsequently reclassified into interest income or expense in the same period(s) during which the hedged transaction affects earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest income and expense as interest payments are received and made on the Company's variable-rate assets and liabilities. The derivative financial instruments did not impact the consolidated statements of operations for the years ended December 31, 2022 or 2021. During the next twelve months, the Company estimates that an $0.1 million will be reclassified as a reduction to interest expense.

The Company is hedging its exposure to the variability in future cash flows for forecasted transactions over a maximum period of 6.4 years.

<u>Non-designated Hedges</u>

Derivatives not designated as hedges are not speculative and result from a service provided to clients. The Company executes interest rate swaps with customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting derivatives that the Company executes with a third-party, such that the Company minimizes its net risk exposure resulting from such transactions. Interest rate derivatives associated with this program do not meet the strict hedge accounting requirements and changes in the fair value of both the customer derivatives and the offsetting derivatives are recognized directly in earnings. As of December 31, 2022 and 2021, the Company had 49 swaps with an aggregate notional amount of $421 million and 54 swaps with an aggregate notional amount of $535 million, respectively.

The Company's derivative financial instruments that are not designated as hedging instruments, including swap fees earned upon origination and credit valuation adjustments ("CVA") that represent the risk of a counterparty's default, are reported on the consolidated statements of operations as swap fee income, net. During 2022, the Company recorded net swap fees of $171 thousand. During 2021, the Company recorded a $342 thousand gain for CVA adjustments primarily related to one swap.

Fair Values of Derivative Instruments on the Statement of Financial Condition

The table below presents the fair value of the Company's derivative financial instruments and their classification on the consolidated statements of financial condition as of December 31, 2022 and 2021:

		Asset Derivatives				Liability Derivatives		
	Statement of Financial Condition Location	As of December 31,			Statement of Financial Condition Location	As of December 31,		
		2022		2021		2022		2021
		(Dollars in thousands)						
Interest rate products:								
Derivatives designated as hedging instruments	Other assets	$ -	$	3	Other liabilities	$ 5,403	$	565
Derivatives not designated as hedging instruments	Other assets	$ 11,038	$	11,305	Other liabilities	$ 11,039	$	11,322
Total		$ 11,038	$	11,308		$ 16,442	$	11,887

Effect of Cash Flow Hedge Accounting on Accumulated Other Comprehensive (Loss) Income

The table below presents the effect of cash flow hedge accounting on Accumulated Other Comprehensive (Loss) Income as of December 31, 2022 and 2021.

	December 31, 2022							
	Gain or (Loss) Recognized in OCI on Derivative	Gain or (Loss) Recognized in OCI Included Component	Gain or (Loss) Recognized in OCI Excluded Component	Location of Gain or (Loss) Recognized from Accumulated Other Comprehensive (Loss) Income into Income	Gain or (Loss) Reclassified from Accumulated OCI into Income	Gain or (Loss) Reclassified from Accumulated OCI into Income Included Component	Gain or (Loss) Reclassified from Accumulated OCI into Income Excluded Component
				(Dollars in thousands)			
Derivatives in Cash Flow Hedging Relationships							
Interest Rate Products	$ (5,403)	$ (5,403)	$ —	Interest Income	$ —	$ —	$ —
Interest Rate Products - terminated	3,852	3,852	—	Interest Expense	—	—	—
Total	$ (1,551)	$ (1,551)	$ —		$ —	$ —	$ —

	December 31, 2021							
	Gain or (Loss) Recognized in OCI on Derivative	Gain or (Loss) Recognized in OCI Included Component	Gain or (Loss) Recognized in OCI Excluded Component	Location of Gain or (Loss) Recognized from Accumulated Other Comprehensive (Loss) Income into Income	Gain or (Loss) Reclassified from Accumulated OCI into Income	Gain or (Loss) Reclassified from Accumulated OCI into Income Included Component	Gain or (Loss) Reclassified from Accumulated OCI into Income Excluded Component
				(Dollars in thousands)			
Derivatives in Cash Flow Hedging Relationships							
Interest Rate Products	$ (562)	$ (562)	$ —	Interest Expense	$ —	$ —	$ —

Credit Risk Related Contingent Features

As of December 31, 2022, the fair value of non-designated derivatives in a net asset position, which includes accrued interest but excludes any adjustment for non-performance risk, related to these agreements was $11.0 million. As of December 31, 2022, the Company has minimum collateral thresholds with certain of its derivative counterparties and has received collateral of $4.9 million.

Note 9: Foreclosed Assets

Foreclosed asset activity was as follows:

	As of or for the Year Ended December 31,					
	2022		**2021**		**2020**	
	(Dollars in thousands)					
Beginning balance	$	1,148	$	2,347	$	3,619
Transfers from loan portfolio, at fair value		—		—		930
Foreclosed asset acquired		157		—		—
Direct write-downs		—		(629)		(1,118)
Sales or other proceeds from foreclosed assets		(175)		(628)		(1,045)
Gain (loss) on sale of foreclosed assets		—		58		(39)
Ending balance	$	1,130	$	1,148	$	2,347

Foreclosed assets consisted of two commercial use facilities at December 31, 2022. For the year ended December 31, 2022, the Company purchased a foreclosed property as part of the Central acquisition and received proceeds from expired earnest funds on a pre-existing property. For the year ended December 31, 2021, the Company sold certain raw land foreclosed upon in 2019 and a commercial use facility foreclosed upon in 2020. During 2020, the Company sold the industrial facilities that were foreclosed upon in 2019 and impaired the raw land foreclosed upon in 2019.

Gain (loss) on the sale of foreclosed assets are reported on the consolidated statements of operations under the foreclosed assets, net section.

Note 10: Interest-bearing Time Deposits

Interest-bearing time deposits in denominations of $250 thousand or more were $319 million and $324 million as of December 31, 2022 and 2021, respectively.

The Company acquires brokered deposits in the normal course of business. At December 31, 2022 and 2021, brokered deposits of approximately $382 million and $91 million, respectively, were included in the Company's time deposit balance. Reciprocal deposits, which includes The Certificate of Deposit Account Registry Services ("CDARS") discussed below, are treated as core deposits instead of brokered deposits and are not included in the above amounts.

The Company is a member of CDARS that allows depositors to receive FDIC insurance on amounts greater than the FDIC insurance limit, which is currently $250,000. CDARS allows institutions to break large deposits into smaller amounts and place them in a network of other CDARS institutions to ensure full FDIC insurance is gained on the entire deposit. CDARS totaled approximately $4 million and $50 million as of December 31, 2022 and 2021, respectively.

The scheduled maturities for time deposits are provided in *Note 11: Borrowing Arrangements* below.

Note 11: Borrowing Arrangements

The following table summarizes borrowings at December 31, 2022 and 2021:

	As of and For the Year Ended December 31,					
	2022			2021		
	(Dollars in thousands)					
	Balance	Rate[7]	Maximum Balance at Any End of Month	Balance	Rate[7]	Maximum Balance at Any End of Month
Repurchase agreements[1]	$ —	NA %	$ 5,695	$ —	NA %	$ 6,218
Federal funds purchased[2]	20,000	4.65	20,000	—	NA	—
FHLB advances[3]	143,143	2.27	236,600	236,600	1.92	293,100
FHLB line of credit[3]	74,968	4.48	140,000	—	NA	—
TIB line of credit[4]	5,000	7.50	5,000	—	NA	—
SBA secured borrowing[5]	9,396	NA	10,897	—	NA	—
Trust preferred security[6]	1,061	6.51 %	$ 1,061	1,009	1.94 %	$ 1,009
Total borrowings	$ 253,568			$ 237,609		

[1] Repurchase agreements consist of Bank obligations to other parties payable on demand and generally have one day maturities. The obligations are collateralized by securities of U.S. government sponsored enterprises and mortgage-backed securities and such collateral is held by a third-party custodian. The year-to-date average daily balance was $0 and $2 million for the years ended December 31, 2022 and 2021, respectively. The securities, mortgage-backed government sponsored residential securities, pledged for customer repurchase agreements were $0 at both December 31, 2022 and 2021.

[2] Federal funds purchased include short-term funds that are borrowed from another bank. The Bank is part of a third-party service that allows us to borrow amounts from another bank if the bank has approved us for credit. Federal funds purchased generally have one day maturities.

[3] FHLB advances and line of credit are collateralized by a blanket floating lien on certain loans, as well as, unrestricted securities. FHLB advances are at a fixed rate, ranging from 0.95% to 4.25% and are subject to restrictions or penalties in the event of prepayment. The FHLB line of credit has a variable interest rate that reprices daily based on FHLB's cost of funds and matures on May 14, 2023.

[4] TIB line of credit is a general line of credit maintained by the Company for short-term liquidity.

[5] As part of the Central acquisition, the Company acquired certain SBA loans that failed the derecognition criteria of ASC 860 and therefore are accounted for as secured borrowings. The secured borrowing was recorded at estimated fair value at the date of acquisition and reduces over time in connection with the related loan balance.

[6] On June 30, 2010, the Company assumed a liability with a fair value of $1 million related to the assumption of trust preferred securities issued by Leawood Bancshares Statutory Trust I for $4 million on September 30, 2005. In 2012, the Company settled litigation related to the trust preferred securities which decreased the principal balance by $1.5 million and the recorded balance by approximately $400 thousand. The difference between the recorded amount and the contract value of $2.5 million is being accreted to the maturity date in 2035. Distributions will be paid on each security at a variable annual rate of interest, equal to LIBOR, plus 1.74%.

[7] Represents the year-end weighted average interest rate.

The following table summarizes the Company's other borrowing capacities at December 31, 2022 and 2021:

| | As of December 31, | |
| | 2022 | 2021 |
	(Dollars in thousands)	
FHLB borrowing capacity relating to loans	$ 391,910	$ 435,562
FHLB borrowing capacity relating to securities	—	—
Total FHLB borrowing capacity	$ 391,910	$ 435,562
Unused Federal Reserve borrowing capacity	$ 503,899	$ 428,786

The scheduled maturities, excluding interest, of the Company's borrowings at December 31, 2022 were as follows:

	Within One Year	One to Two Years	Two to Three Years	Three to Four Years	Four to Five Years	After Five Years	Total
	As of December 31, 2022						
	(Dollars in thousands)						
Time deposits	$ 588,981	$ 349,734	$ 1,997	$ 1,586	$ 3,269	$ —	$ 945,567
Fed funds purchased & repurchase agreements	20,000	—	—	—	—	—	20,000
FHLB borrowings	37,579	1,610	11,454	—	55,500	37,000	143,143
FHLB line of credit	74,968	—	—	—	—	—	74,968
TIB line of credit	5,000	—	—	—	—	—	5,000
SBA secured borrowing	—	—	—	—	—	9,396	9,396
Trust preferred securities[1]	—	—	—	—	—	1,061	1,061
Total	$ 726,528	$ 351,344	$ 13,451	$ 1,586	$ 58,769	$ 47,457	$ 1,199,135

[1] The contract value of the trust preferred securities is $2.6 million and is currently being accreted to the maturity date of 2035.

Note 12: Income Taxes

The provision for income taxes includes these components:

	2022	2021	2020
	For the Year Ended December 31,		
	(Dollars in thousands)		
Current tax expense	$ 17,943	$ 14,892	$ 7,970
Deferred income tax (benefit) expense	(1,970)	2,664	(5,257)
Income tax expense	$ 15,973	$ 17,556	$ 2,713

An income tax reconciliation at the statutory rate to the Company's actual income tax expense is shown below:

	2022	2021	2020
	For the Year Ended December 31,		
	(Dollars in thousands)		
Computed at the statutory rate (21%)	$ 16,290	$ 18,263	$ 3,216
Increase (decrease) resulting from			
Tax-exempt income	(3,546)	(3,672)	(3,109)
Non-deductible expenses	689	232	194
State income taxes, net of federal benefits	2,785	3,030	679
Stock-based compensation	(190)	(172)	179
Goodwill impairment	—	—	1,553
Other adjustments	(55)	(125)	1
Income tax expense	$ 15,973	$ 17,556	$ 2,713

The tax effects of temporary differences related to deferred taxes shown on the consolidated statements of financial condition within other assets are presented below:

| | As of December 31, | |
	2022	2021
	(Dollars in thousands)	
Deferred tax assets		
Net unrealized loss on securities available-for-sale	$ 20,295	$ —
Allowance for credit losses	16,710	14,051
Lease incentive	451	508
Loan fees	4,048	3,227
Accrued expenses	3,379	2,735
Deferred compensation	2,166	2,418
State tax credit	—	1,033
Other	1,469	2,057
Total deferred tax asset	48,518	26,029
Deferred tax liability		
Net unrealized gain on securities available-for-sale	—	(6,967)
FHLB stock basis	(436)	(757)
Premises and equipment	(2,042)	(2,602)
Other	(1,018)	(1,229)
Total deferred tax liability	(3,496)	(11,555)
Net deferred tax asset	$ 45,022	$ 14,474

The Company had a $1.0 million deferred tax asset as of December 31, 2021 due to state tax credits, which were completely recognized in 2022.

The Company has approximately $1.0 million of federal net operating loss carry-forwards, which expire after 2028. The net operating loss is subject to annual usage limitations of $180 thousand per year, but may include unused amounts from prior years. The Company fully expects to utilize the entire net operating loss carry-forwards before they expire. Due to the carry forward of federal net operating losses, all prior years remain subject to examination by federal tax authorities.

Note 13: Changes in Accumulated Other Comprehensive (Loss) Income

Amounts reclassified from AOCI and the affected line items in the consolidated statements of operations were as follows:

| | For the Year Ended December 31, | | | Affected Line Item in the Statements of Operations |
	2022	2021	2020	
	(Dollars in thousands)			
Unrealized gains on available-for-sale securities	$ 96	$ 1,023	$ 1,704	Realized gains on available-for-sale securities
Less: tax expense effect	24	245	415	Income tax expense
Net reclassified amount	$ 72	$ 778	$ 1,289	

Note 14: Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. The Basel III Capital Rules ("Basel III") were jointly published by three federal banking regulatory agencies. Basel III defines the components of capital, risk weighting and other issues affecting the numerator and denominator in regulatory capital ratios.

Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. The actions may include dividend payment restrictions, require the adoption of remedial measures to increase capital, terminate FDIC deposit insurance, and mandate the appointment of a conservator or receiver in severe cases. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under U.S. GAAP, regulatory reporting requirements and regulatory capital standards. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Furthermore, the Company's regulators could require adjustments to regulatory capital not reflected in these consolidated financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and tier 1 capital (as defined) to risk-weighted assets (as defined), common equity tier 1 capital (as defined) to risk-weighted assets (as defined), and of tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2022, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2022, the most recent notification from the applicable regulatory agencies categorized the Bank as *well capitalized* under the regulatory framework for prompt corrective action. To be categorized as *well capitalized*, the Bank must maintain minimum total risk-based, tier 1 risk-based, common equity tier 1 risk-based and tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2022 and 2021 are presented in the following table:

	Actual		Required to be Considered Well Capitalized		Required to be Considered Adequately Capitalized[1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
December 31, 2022						
Total Capital to Risk-Weighted Assets						
Consolidated	$ 715,416	10.5 %	N/A	N/A	$ 714,162	10.5 %
Bank	714,300	10.5	$ 679,793	10.0 %	713,783	10.5
Tier 1 Capital to Risk-Weighted Assets						
Consolidated	644,953	9.5	N/A	N/A	578,131	8.5
Bank	643,837	9.5	543,835	8.0	577,824	8.5
Common Equity Tier 1 to Risk-Weighted Assets						
Consolidated	643,892	9.5	N/A	N/A	476,108	7.0
Bank	643,837	9.5	441,866	6.5	475,855	7.0
Tier 1 Capital to Average Assets						
Consolidated	644,953	10.3	N/A	N/A	249,270	4.0
Bank	$ 643,837	10.3 %	$ 311,623	5.0 %	$ 249,299	4.0 %
December 31, 2021						
Total Capital to Risk-Weighted Assets						
Consolidated	$ 704,544	13.6 %	N/A	N/A	$ 544,060	10.5 %
Bank	681,980	13.2	$ 517,817	10.0 %	543,708	10.5
Tier 1 Capital to Risk-Weighted Assets						
Consolidated	646,169	12.5	N/A	N/A	440,430	8.5
Bank	623,605	12.0	414,253	8.0	440,144	8.5
Common Equity Tier 1 to Risk-Weighted Assets						
Consolidated	645,160	12.5	N/A	N/A	362,707	7.0
Bank	623,605	12.0	336,581	6.5	362,472	7.0
Tier 1 Capital to Average Assets						
Consolidated	646,169	11.8	N/A	N/A	218,510	4.0
Bank	$ 623,605	11.4 %	$ 272,958	5.0 %	$ 218,366	4.0 %

[1] Includes capital conservation buffer of 2.5%.

Note 15: Employee Benefit Plan

The Company has a retirement savings 401(k) plan covering substantially all employees. Employees may contribute a portion of their compensation to the plan. During 2022, Company contributions to the plan were 100% on the first 5% of employees' salary deferral amounts. During 2021 and 2020, Company contributions to the plan were 100% on the first 1% of employees' salary deferral amounts plus 50% of employees' salary deferral amounts over 1%, but capped at 6%, of employees' compensation. Additional contributions are discretionary and are determined annually by the Board of Directors. Company contributions to the plan were $2 million, $1 million and $1 million for 2022, 2021 and 2020, respectively.

Note 16:   Revenue from Contracts with Clients

Except for gains or losses from the sale of foreclosed assets, the Company's revenue from contracts with clients within the scope of ASC 606 is recognized in non-interest income. The revenue categories are selected based on the nature, amount, timing, and uncertainty of revenue and cash flows. The following presents descriptions of revenue categories within the scope of ASC 606:

Service charges and fees (rebates) on client accounts - This segment consists of monthly fees for the services rendered on client deposit accounts, including maintenance charges, overdraft fees, and processing fees. The monthly fee structures are typically based on type of account, volume, and activity. The customer is typically billed monthly and pays the bill from their deposit account. The Company satisfies the performance obligation related to providing depository accounts monthly as transactions are processed and deposit service charge revenue is recorded.

ATM and credit card interchange income - This segment consists of fees charged for use of the Company's ATMs, as well as, an interchange fee with credit card and debit card service providers. ATM fees and interchange fees are based on the number of transactions, as well as, the underlying agreements. Clients are typically billed monthly. The Company satisfies the performance obligation related to ATM and interchange fees monthly as transactions are processed and revenue is recorded.

International fees - This segment consists of fees earned from foreign exchange transactions and preparation of international documentation. International fees are based on underlying agreements that describe the Company's performance obligation and the related fee. Clients are typically billed and cash is received once the service or transaction is complete. The Company satisfies the performance obligation related to international fees monthly as transactions are processed and revenue is recorded.

Other fees - This segment consists of numerous, smaller fees such as wire transfer fees, check cashing fees, and check printing fees. Other fees are typically billed to clients on a monthly basis. Performance obligations for other fees are satisfied at the time that the service is rendered.

Gain or loss on foreclosed assets – Foreclosed assets are often sold in transactions that may not be considered a contract with a client because the sale of the asset may not be an output of the Company's ordinary activities. However, sales of nonfinancial assets, including in-substance nonfinancial assets, should be accounted for in accordance with ASC 610-20, "Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets," which requires the Company to apply certain measurement and recognition concepts of ASC 606. Accordingly, the Company recognizes the sale of a foreclosed asset, along with any associated gain or loss, when control of the asset transfers to the buyer. For sales of existing assets, this generally will occur at the point of sale. When the Company finances the sale of the foreclosed asset to the buyer, the Company must assess whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the repossessed asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the asset to the buyer.

The following table disaggregates the non-interest income subject to ASC 606 by category:

	For the Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands)		
Non-interest income subject to ASC 606			
Service charges and fees on customer accounts	$ 6,228	$ 4,580	$ 2,803
ATM and credit card interchange income	6,523	7,996	4,379
International fees	1,408	1,531	1,091
Other fees	94	134	87
Total non-interest income from contracts with clients	14,253	14,241	8,360
Non-interest income not subject to ASC 606			
Other non-interest income	3,028	(581)	3,373
Total non-interest income	$ 17,281	$ 13,660	$ 11,733

Note 17:   Stock-Based Compensation

The Company issues stock-based compensation in the form of non-vested restricted stock, restricted stock units and stock appreciation rights ("SSARs") under the 2018 Omnibus Equity Incentive Plan ("Omnibus Plan"). The Omnibus Plan will expire on the tenth anniversary of its effective date. The aggregate number of shares authorized for future issuance under the Omnibus Plan is 1,530,702 shares as of December 31, 2022. The Company will issue new common shares upon exercise or vesting of stock-based awards.

During 2018, awards issued under the Stock Settled Appreciation Right Plan, Equity Incentive Plan, Employee Equity Incentive Plan and New Market Founder Plan were assumed under the Omnibus Plan as agreed upon with participants, impacting all participants who agreed to the assumption. The awards are called "Legacy Awards." Material terms and conditions of Legacy Awards remain unchanged; therefore, no modification to their fair market value was required. Going forward, all awards are issued under the Omnibus Plan.

In addition, the Company has an Employee Stock Purchase Plan ("ESPP") that was suspended effective April 1, 2019 and reinstituted effective July 1, 2020.

The table below summarizes stock-based compensation expense for the years ended December 31, 2022, 2021, and 2020:

	For the Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands)		
Stock appreciation rights	$ 325	$ 711	$ 994
Performance-based stock awards	774	741	249
Restricted stock units and awards	3,200	3,047	3,078
Employee stock purchase plan	118	85	42
Total stock-based compensation	$ 4,417	$ 4,584	$ 4,363

Stock Settled Appreciation Rights

SSARs are granted based on the fair market value of the Company's common stock. SSARs typically vest in equal amounts over a seven year period, commencing on the first anniversary of the effective date of grant and have fifteen-year contractual terms for Legacy Awards and ten-year contractual terms for all other SSARs. Legacy Awards include retirement eligibility upon the participant's 65th birthday, five years of participation, and after one year holding the grant. The exercise of a SSAR entitles the participant to the excess of the exercise price over the grant price for each SSAR. Exercise price is based on the fair market value of the Company's common shares.

The calculated value of each SSAR is estimated at the grant date using a Black-Scholes option valuation model. Expected volatility is primarily based on an internal model that calculates the historical volatility of the Company's stock since the IPO and several peer group banks' daily average stock prices before the IPO over the expected term. The expected term of stock granted represents the period that shares are expected to be outstanding. The risk-free rate for periods within the contractual life of the share award is based on the U.S. Treasury yield curve.

For the expected term, the Company uses the simplified method described in SAB Topic 14.D.2. This method uses an expected term based on the midpoint between the vesting date and the end of the contractual term. This method is used for the majority of SSARs, because the Company does not have a significant pool of SSARs that have been exercised. For some SSARs that are granted to participants who will be retirement eligible during the term of the award, a separate analysis is performed that focuses more on expected retirement date.

The following table provides the range of assumptions used in the Black-Scholes valuation model, the weighted average grant date fair value, and information related to SSARs exercised for the following years, as well as, the remaining compensation cost to be recognized and period over which the amount will be recognized as of the dates indicated:

	For the Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands, except per share data)		
Assumptions:			
Expected volatility	44.1% - 45.41%	42.93% - 43.29%	20.34%
Expected dividends	0.00%	0.00%	0.00%
Expected term (in years)	7.00 - 7.01	7.00 - 7.01	6.00
Risk-free rate	2.8% - 3.62%	0.94% - 1.36%	0.38%
Weighted average grant date fair value per share	$ 6.86	$ 6.50	$ 1.93
Aggregate intrinsic value of SSARs exercised	$ 1,578	$ 1,297	$ 571
Total fair value of SSARs vested during the year	$ 484	$ 1,087	$ 1,245
Unrecognized compensation information:			
Unrecognized compensation cost	$ 795	$ 1,249	$ 1,737
Period remaining (in years)	4.7	4.1	3.3

A summary of SSAR activity during and as of December 31, 2022 is presented below:

| | Stock Settled Appreciation Rights | | |
	Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding, January 1, 2022	1,473,076	$ 11.20	7.13
Granted	26,500	6.86	9.68
Exercised	(284,540)	9.60	
Forfeited or expired	(55,796)	11.27	
Outstanding, December 31, 2022	1,159,240	$ 11.64	6.29
Exercisable, December 31, 2022	961,367	$ 11.00	6.03

Performance-Based Stock Awards ("PBSAs")

The Company awards PBSAs to key officers of the Company. The stock settled awards are typically granted annually as determined by the Compensation Committee. The performance-based shares typically cliff-vest at the end of three years based on attainment of certain performance metrics developed by the Compensation Committee. The ultimate number of shares issuable under each performance-based award is the product of the award target and the award payout percentage given the level of achievement. The award payout percentages by level of achievement range between 0% of target and 150% of target.

During 2016, the Company awarded PBSAs to New Market Founders. A New Market Founder is a non-employee, adviser chosen in a selected market to facilitate expansion of banking relationships. During 2016, 116,960 PBSAs were granted and cliff-vested on December 31, 2021. The Company adopted ASU 2018-07 in the first quarter of 2019, which set the fair market value for these awards. The Company determined that no substantial service existed for these awards, resulting in a cumulative effect adjustment of approximately $2 million to retained earnings.

The New Market Founder PBSAs were based upon four equally weighted market measures: total assets, total loans, return on assets and classified assets to capital as of December 31, 2021 that resulted in 139,709 common shares that vested and were issued in 2022. The 119% payout percentage resulted in $245 thousand of expense being recognized during the year ended December 31, 2021. No expense was recorded in 2022 related to these awards.

During 2022, 19,328 PBSAs granted in 2019 did not meet the target payout threshold and were forfeited. Additionally, in 2022, the vesting dates for one former employee's PBSA award were accelerated and 1,958 shares were issued at target.

During 2022, 66,667 PBSAs were granted. The performance metrics included a three-year cumulative earnings per share target and a cumulative relative total shareholder return target.

The following table summarizes the status of and changes in the performance-based awards:

| | Performance-Based Awards | |
	Number of Shares	Weighted Average Grant Date Fair Value
Unvested, January 1, 2022	98,352	$ 13.59
Granted	66,667	16.04
Vested	(1,958)	13.55
Forfeited	(28,775)	14.94
Unvested, December 31, 2022	134,286	$ 14.52

Unrecognized stock-based compensation expense related to the performance grants issued through December 31, 2022 was $1.2 million and is expected to be recognized over 1.9 years.

Restricted Stock Units ("RSUs") and Restricted Stock Awards ("RSAs")

The Company issues RSUs and RSAs to provide additional incentives to key officers, employees, and non-employee directors. Awards are typically granted annually as determined by the Compensation Committee. The service based RSUs typically vest in equal amounts over three years. The service based RSAs typically cliff-vest after one year.

The following table summarizes the status of and changes in the RSUs and RSAs:

	Restricted Stock Units and Awards	
	Number of Shares	Weighted Average Grant Date Fair Value
Unvested, January 1, 2022	383,630	$ 13.52
Granted	306,627	14.75
Vested	(220,356)	13.88
Forfeited	(52,921)	14.35
Unvested, December 31, 2022	416,980	$ 14.13

Unrecognized stock-based compensation expense related to restricted stock grants issued through December 31, 2022 was $3.6 million and is expected to be recognized over 1.9 years.

Employee Stock Purchase Plan

The Company has an ESPP whereby employees are eligible for the plan when they have met certain requirements concerning period of credited service and minimum hours worked. The price an employee pays for shares is 85.0% of the fair market value of Company common stock on the last day of the offering period. The offering periods are the six-month periods commencing on January 1 and July 1 of each year and ending on June 30 and December 31 of each year. There are no vesting or other restrictions on the stock purchased by employees under the ESPP.

The calculated value of each unit award is estimated at the start of the offering period using a Black-Scholes option valuation model that used the assumptions noted in the following table:

	For the Year Ended December 31,		
	2022	2021	2020
Assumptions:			
Expected volatility	24.1% - 28.00%	5.99% - 32.00%	22.50%
Expected dividends	0.00%	0.00%	0.00%
Expected term (in years)	0.50	0.50	0.50
Risk-free rate	0.19% - 2.52%	0.03% - 0.09%	0.17%

Note 18:   Stock Warrants

The Company had 80,000 and 113,500 outstanding, fully vested warrants to purchase common stock at a strike price of $5.00 per share as of December 31, 2022 and 2021, respectively, as 33,500 warrants were exercised during 2022. The 113,500 warrants were modified during 2018 to extend the expiration date from June 30, 2019 to April 26, 2023. The strike price continues to be $5.00 per share.

Note 19: Stockholders' Equity

Earnings per share

The following table presents the computation of basic and diluted earnings per share:

| | For the Year Ended December 31, | | |
	2022	2021	2020
	(Dollars in thousands, except per share data)		
Earnings per Share			
Net Income	$ 61,599	$ 69,413	$ 12,601
Weighted average common shares	49,489,860	51,291,428	52,070,624
Earnings per share	$ 1.24	$ 1.35	$ 0.24
Diluted Earnings per Share			
Net Income	$ 61,599	$ 69,413	$ 12,601
Weighted average common shares	49,489,860	51,291,428	52,070,624
Effect of dilutive shares	512,194	739,154	477,923
Weighted average dilutive common shares	50,002,054	52,030,582	52,548,547
Diluted earnings per share	$ 1.23	$ 1.33	$ 0.24
Stock-based awards not included because to do so would be antidilutive	523,768	658,100	1,014,639

Share repurchases

On October 18, 2021, the Company announced that its Board of Directors adopted a new stock repurchase program. Under the repurchase program, the Company may repurchase up to $30 million of the Company's common stock. As of December 31, 2021, the Company had repurchased $8 million, representing 566,164 common shares. This repurchase program was completed in the third quarter of 2022.

On May 10, 2022, the Company announced that its Board of Directors approved a new share repurchase program under which the Company may repurchase up to $30 million of its common stock. As of December 31, 2022, $16 million remains available for repurchase under this share repurchase program.

During 2022, the Company repurchased $36 million, representing 2,448,428 common shares, under the repurchase programs.

Note 20: Disclosure about Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	Unobservable inputs supported by little or no market activity and significant to the fair value of the assets or liabilities.

Recurring Measurements

The following list presents the assets and liabilities recognized in the accompanying consolidated statements of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2022 and 2021:

	Fair Value Description	Valuation Hierarchy Level	Where Fair Value Balance Can Be Found
Available-for-sale securities and equity security	Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows.	Level 2	Note 3: Securities
Derivatives	Fair value of the interest rate swaps is obtained from independent pricing services based on quoted market prices for similar derivative contracts.	Level 2	Note 8: Derivatives

Nonrecurring Measurements

The following tables present the fair value measurement of assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall:

		December 31, 2022 Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
		(Dollars in thousands)		
Collateral-dependent impaired loans	$ 8,728	$ —	$ —	$ 8,728
Foreclosed assets held-for-sale	$ 1,745	$ —	$ —	$ 1,745

		December 31, 2021 Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
		(Dollars in thousands)		
Collateral-dependent impaired loans	$ 38,046	$ —	$ —	$ 38,046
Foreclosed assets held-for-sale	$ 1,148	$ —	$ —	$ 1,148

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying consolidated statements of financial condition, as well as the general classification of such assets pursuant to the valuation hierarchy. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Collateral-Dependent Impaired Loans, Net of ACL - The estimated fair value of collateral-dependent loans is based on the appraised fair value of the collateral, less estimated cost to sell. If the fair value of the collateral is below the loan's amortized cost, the ACL is netted against the loan balance. Collateral-dependent loans are classified within Level 3 of the fair value hierarchy.

The Company considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value.

Appraisals are reviewed for accuracy and consistency by management. Appraisers are selected from the list of approved appraisers maintained by management. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral.

Foreclosed Assets Held-for-Sale - The fair value of foreclosed assets held-for-sale is based on the appraised fair value of the collateral, less estimated cost to sell.

Unobservable (Level 3) Inputs

The following tables present quantitative information about unobservable inputs used in nonrecurring Level 3 fair value measurements at December 31, 2022 and 2021:

	December 31, 2022			
	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)
		(Dollars in thousands)		
Collateral-dependent impaired loans	$ 8,728	Market comparable properties	Marketability discount	0% - 100% (13%)
Foreclosed assets held-for-sale	$ 1,745	Market comparable properties	Marketability discount	10% (10%)

	December 31, 2021			
	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)
		(Dollars in thousands)		
Collateral-dependent impaired loans	$ 38,046	Market comparable properties	Marketability discount	7% - 100% (26%)
Foreclosed assets held-for-sale	$ 1,148	Market comparable properties	Marketability discount	10% (10%)

The following tables present the estimated fair values of the Company's financial instruments at December 31, 2022 and 2021:

	December 31, 2022			
	Carrying Amount	Fair Value Measurements		
		Level 1	Level 2	Level 3
		(Dollars in thousands)		
Financial Assets				
Cash and cash equivalents	$ 300,138	$ 300,138	$ —	$ —
Available-for-sale securities	769,641	—	686,901	—
Loans, net of ACL	5,310,954	—	—	5,307,607
Restricted equity securities	12,536	—	—	12,536
Interest receivable	29,507	—	29,507	—
Equity securities	2,870	—	—	2,870
Derivative assets	11,038	—	11,038	—
Financial Liabilities				
Deposits	$ 5,651,308	$ 1,400,260	$ —	$ 4,142,673
Federal funds purchased and repurchase agreements	74,968	—	74,968	—
Federal Home Loan Bank advances	143,143	—	135,086	—
Other borrowings	35,457	—	36,529	—
Interest payable	5,713	—	5,713	—
Derivative liabilities	16,442	—	16,442	—

		December 31, 2021					
	Carrying	Fair Value Measurements					
	Amount	Level 1		Level 2		Level 3	
		(Dollars in thousands)					
Financial Assets							
Cash and cash equivalents	$ 482,727	$ 482,727	$	—	$	—	
Available-for-sale securities	745,969	—		745,969		—	
Loans, net of allowance for loan losses	4,197,838	—		—		4,178,268	
Restricted equity securities	11,927	—		—		11,927	
Interest receivable	16,023	—		16,023		—	
Equity securities	2,642	—		2,209		433	
Derivative assets	11,308	—		11,308		—	
Financial Liabilities							
Deposits	$ 4,683,597	$ 1,163,224	$	—	$	3,482,218	
Federal Home Loan Bank advances	236,600	—		241,981		—	
Other borrowings	1,009	—		2,318		—	
Interest payable	1,336	—		1,336		—	
Derivative liabilities	11,887	—		11,887		—	

Note 21: Commitments and Credit Risk

The Company had the following commitments at December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
	(Dollars in thousands)	
Commitments to originate loans	$ 134,961	$ 118,651
Standby letters of credit	66,889	51,114
Unfunded commitments under lines of credit	2,705,730	1,768,231
Future lease commitments	1,888	11,100
Commitment related to investment fund	3,403	2,067
Total	$ 2,912,871	$ 1,951,163

Commitments to Originate Loans

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential and multifamily real estate.

Standby Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Company to guarantee the performance of a customer to a third-party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain clients under nonfinancial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to clients. Fees for letters of credit are initially recorded by the Company as deferred revenue and are included in earnings at the termination of the respective agreements.

Should the Company be obligated to perform under the standby letters of credit, the Company may seek recourse from the customer for reimbursement of amounts paid.

Lines of Credit

Lines of credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty.

Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance sheet instruments.

Commitments related to Investment Fund

During 2022, the Company entered into a subscription agreement with two third parties to invest up to $3.5 million in investment funds designed to help accelerate technology adoption at community banks.

Lease Commitments

The Company entered into a lease agreement with a third party for office space located in Fort Worth, Texas, which is expected to commence in the second quarter of 2023. The initial lease term is 10.8 years with one, seven year renewal option.

Note 22: Parent Company Condensed Financial Statements

The following are the condensed financial statements of CrossFirst Bankshares, Inc. (Parent only) for the periods indicated:

Condensed Statements of Financial Condition

	Year Ended December 31,	
	2022	2021
	(Dollars in thousands)	
Assets		
Investment in consolidated subsidiaries		
Banks	$ 608,545	$ 646,027
Equity method investments	2,597	433
Cash	4,457	23,368
Other assets	8,776	1,596
Total assets	$ 624,375	$ 671,424
Liabilities and stockholders' equity		
Other borrowings	$ 5,000	$ —
Trust preferred securities, net	1,061	1,009
Other liabilities	9,715	2,842
Total liabilities	15,776	3,851
Stockholders' equity		
Common stock	530	526
Treasury stock at cost	(64,127)	(28,347)
Additional paid-in capital	530,658	526,806
Retained earnings	206,095	147,099
Accumulated other comprehensive (loss) income	(64,557)	21,489
Total stockholders' equity	608,599	667,573
Total liabilities and stockholders' equity	$ 624,375	$ 671,424

Condensed Statements of Operations

		For the Year Ended December 31,				
		2022		**2021**		**2020**
		(Dollars in thousands)				
Income						
Equity in undistributed earnings of subsidiaries	$	30,267	$	71,528	$	13,682
Distributions from subsidiaries		32,847		—		—
Management fees charged to subsidiaries		8,520		8,520		8,520
Other		153		2		(18)
Total income		71,787		80,050		22,184
Expense						
Salaries and employee benefits		4,272		6,111		5,143
Occupancy, net		409		403		405
Other		5,893		4,718		4,220
Total expense		10,574		11,232		9,768
Income tax benefit		(386)		(595)		(185)
Net income	$	61,599	$	69,413	$	12,601

Condensed Statements of Cash Flows

		For the Year Ended December 31,				
		2022		**2021**		**2020**
		(Dollars in thousands)				
Operating Activities						
Net income	$	61,599	$	69,413	$	12,601
Adjustments to reconcile net income to net cash provided by operating activities:						
Earnings of consolidated subsidiaries		(30,267)		(71,528)		(13,682)
Share-based incentive compensation		1,511		2,332		1,917
Other adjustments		(256)		(155)		(412)
Net cash provided by operating activities		32,587		62		424
Investing Activities						
Decrease in investment in subsidiaries		(18,000)		—		870
Increase in equity investments		(2,164)		(433)		—
Net cash (used in) provided by investing activities		(20,164)		(433)		870
Financing Activities						
Proceeds from TIB line of credit		5,000		—		—
Issuance of common stock, net		4		3		3
Open market common share repurchases		(35,780)		(22,286)		(6,061)
Acquisition of common stock for tax withholding obligations		(929)		(860)		(1,236)
Proceeds from employee stock purchase plan		364		172		151
Net decrease in employee receivables		7		34		47
Net cash used in financing activities		(31,334)		(22,937)		(7,096)
Decrease in cash		(18,911)		(23,308)		(5,802)
Cash at beginning of year		23,368		46,676		52,478
Cash at end of year	$	4,457	$	23,368	$	46,676

Note 23.   Subsequent Events

Subsequent events have been evaluated through March 3, 2023, which is the date the consolidated financial statements were available to be issued.

On February 23, 2023, we filed a universal shelf registration statement on Form S-3 with the Securities and Exchange Commission which became effective on March 2, 2023. The shelf registration statement is intended to provide us with financial flexibility to raise capital from the offering of up to $250 million of any combination of common stock, preferred stock, debt securities, depositary shares, warrants, purchase contracts, purchase units, subscription rights and units in one or multiple offerings while the shelf registration statement is effective.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

<u>Evaluation of Disclosure Controls and Procedures</u>

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2022. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act as of December 31, 2022.

<u>Management's Report on Internal Control over Financial Reporting</u>

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our systems of internal controls are designed under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness as to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. In addition, given the Company's size, operations and footprint, lapses or deficiencies in internal controls may occur from time to time.

On November 22, 2022, the Company completed the merger with Central. The Company is in the process of evaluating the existing controls and procedures of Central and integrating Central into the internal control over financial reporting process. In accordance with SEC Staff guidance permitting a company to exclude an acquired business from management's assessment of the effectiveness of internal control over financial reporting for the year in which the acquisition is completed, the Company has excluded Central from the assessment of the effectiveness of internal control over financial reporting as of December 31, 2022. Operations of Central comprised 0.42% of net income for the year ended December 31, 2022. The scope of management's assessment of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2022 includes all of the Company's consolidated operations except for those disclosure controls and procedures of Central that are included in internal control over financial reporting.

Management assessed our internal control over financial reporting as of December 31, 2022. This assessment was based on criteria established in the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we have concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

Our internal control over financial reporting continues to be updated as necessary to accommodate modifications to our business processes and accounting procedures. There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item regarding our directors is incorporated by reference to the information to be set forth under the captions "Board & Governance Matters - Proposal 1 - Election of Directors," "Proxy Summary and Highlights - Information Regarding the Board and Director Nominees," "Delinquent Section 16(a) Reports," "Board and Committee Structure and Operations - Committee Matters," "Board and Committee Structure and Operations – Board and Committee Meetings," and "Code of Business Conduct and Ethics" in our proxy statement for our 2023 annual meeting of stockholders (the "2023 Proxy Statement"). The information required by this item regarding our executive officers is incorporated by reference to Part I of this Annual Report on Form 10-K under the caption "Information About our Executive Officers."

There have been no material changes to the procedures by which security holders may recommend nominees to our Board of Directors since our last disclosure thereof in our 2022 proxy statement.

Item 11.   Executive Compensation

The information required by this item regarding compensation of executive officers and directors is incorporated by reference to the information to be set forth under the captions (including the subcaptions found within these captions) "Director Compensation," "Executive Compensation," "Executive Compensation Tables," and "Corporate Governance - Other Matters - Compensation Committee Interlocks and Insider Participation" in the 2023 Proxy Statement and *Note 17: Stock-Based Compensation* within the Notes to the Consolidated Financial Statements.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item, other than the equity compensation plan information presented below, is incorporated by reference to the information to be set forth under the caption "Beneficial Ownership of Company Common Stock" in the 2023 Proxy Statement and *Note 17: Stock-Based Compensation* within the Notes to the Consolidated Financial Statements.

Securities Authorized for Issuance under Equity Compensation Plans

Set forth below is information as of December 31, 2022 regarding equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	—	—	799,952 [1]
Equity compensation plans not approved by stockholders	1,239,240 [2]	$ 11.21 [3]	1,530,702 [4]
Total	1,239,240	$ 11.21	2,330,654

[1] Represents the number of securities remaining available under the Employee Stock Purchase Plan.

[2] Includes 100,000 shares issuable upon exercise of stock appreciation rights, 80,000 shares issuable upon exercise of warrants, and 1,059,240 shares issuable upon exercise of stock appreciation rights granted under the 2018 Omnibus Equity Incentive Plan (the "Omnibus Plan").

[3] Represents the weighted average exercise price of outstanding stock appreciation rights and warrants. Includes the weighted average exercise price of $28.50 for stock appreciation rights, $5.00 for shares issuable upon exercise of warrants and $10.05 for stock appreciation rights granted under the Omnibus Plan.

[4] Available shares can be granted in the form of stock appreciation rights, options, restricted stock, restricted stock units, or performance awards. The number of securities remaining available under the Omnibus Plan was 1,530,702.

The Omnibus Plan was established to promote the Company's long-term financial success by providing a means for the Company to attract and retain individuals who can and do contribute to the Company's success and profitability. All employees and directors of, and certain other service providers to, the Company and its affiliates are eligible to become participants in the 2018 Equity Incentive Plan. The Compensation Committee will determine the specific individuals who will be granted awards under the Omnibus Plan and the type and amount of any such awards and may permit awards to be granted or transferred to certain entities related to participants. Pursuant to the Omnibus Plan, the Compensation Committee is allowed to grant awards to eligible persons in the form of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other stock-based awards. Up to 2,600,000 shares of common stock are reserved for issuance under the Omnibus Plan; however, any shares issued pursuant to or subject to a Legacy Award do not count against the maximum share limit under the Omnibus Plan. A non-employee director may not be granted any award under the Omnibus Plan which is denominated in shares in any one calendar year for which the number of shares granted exceeds a number equal to the quotient of $200 thousand divided by the grant date fair value of the award (determined under applicable accounting principles), rounded down to the nearest whole share. Awards vest, become exercisable and contain such other terms and conditions as determined by the Compensation Committee and set forth in the individual agreements with the participants receiving the awards. The Omnibus Plan enables the Compensation Committee to set specific performance criteria that must be met before an award vests under the Omnibus Plan. See *Note 17: Stock-Based Compensation* for additional information about the Omnibus Plan.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the information to be set forth under the captions "Policies and Procedures Regarding Related Person Transactions," "Certain Transactions," "Corporate Governance - Director Nominations, Skills and Qualifications - Director Independence," and "Board and Committee Structure and Operations - Committee Matters" in the 2023 Proxy Statement.

Item 14.   Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the information to be set forth under the caption "Audit Matters - Independent Registered Public Accounting Firm Fees" and "Audit Matters - Policy Regarding Pre-Approval of Independent Registered Public Accounting Firm Services" in the 2023 Proxy Statement.

The independent Registered Public Accounting Firm is FORVIS, LLP (Public Company Accounting Oversight Board Firm ID No. 686) located in Kansas City, Missouri

Part IV

Item 15.   Exhibits and Financial Statement Schedules

<u>(a) (1) Financial Statements</u>

The following financial statements of CrossFirst Bankshares, Inc. and its subsidiaries, and the auditor's report thereon are filed as part of this report under Item 8. Financial Statements and Supplementary Data:

	Page Number
Report of FORVIS, LLP Independent Registered Public Accounting Firm	56
Consolidated Statements of Financial Condition	58
Consolidated Statements of Operations	59
Consolidated Statements of Comprehensive (Loss) Income	60
Consolidated Statements of Stockholders' Equity	61
Consolidated Statements of Cash Flows	62
Notes to Consolidated Financial Statements	63

<u>(a) (2) Financial Statement Schedules:</u>

All financial statement schedules for CrossFirst Bankshares, Inc. and its subsidiaries have been included in this Form 10-K in the consolidated financial statements or the related footnotes, or they are either inapplicable or not required.

(a) (3) Exhibits

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date/Period End Date
3.1	Articles of Incorporation of CrossFirst Bankshares, Inc.	S-1	3.1	July 18, 2019
3.2	Amendment to Articles of Incorporation of CrossFirst Bankshares, Inc.	S-1	3.2	July 18, 2019
3.3	Bylaws of CrossFirst Bankshares, Inc.	S-1	3.3	July 18, 2019
4.1	Specimen Common Stock Certificate	S-1	4.1	July 18, 2019
4.2	Form of Warrant Agreement	S-1/A	4.2	July 29, 2019
4.3	Description of Securities	10-K	4.3	March 10, 2020
10.1	Employment Agreement with Mike Maddox dated June 1, 2020†	10-Q	10.1	August 12, 2020
10.2	Employment Agreement with Benjamin R. Clouse, dated July 12, 2021†	10-Q	10.1	November 2, 2021
10.3	Employment Agreement with Amy Fauss dated July 29, 2016†	S-1	10.8	July 18, 2019
10.4	First Amendment to Employment Agreement with Amy Fauss dated March 15, 2019†	S-1	10.9	July 18, 2019
10.5	Amended and Restated Employment Agreement with Randy Rapp, dated effective July 1, 2022†	10-Q	10.1	August 3, 2022
10.6	2018 Omnibus Equity Incentive Plan†	S-1	10.15	July 18, 2019
10.7	Form of Legacy RSU - New Market Founders Award†	S-1	10.16	July 18, 2019
10.8	Form of Legacy EIP 2018 RSU Award Agreement†	S-1	10.17	July 18, 2019
10.9	Form of Legacy SAR Award Agreement†	S-1	10.18	July 18, 2019
10.10	Form of EEIP Legacy RSU Award Agreement†	S-1	10.19	July 18, 2019
10.11	Form of RSU Award Agreement†	S-1	10.20	July 18, 2019
10.12	Form of 2019 RSU Award Agreement†	S-1	10.21	July 18, 2019
10.13*	Omnibus Plan – Form of Time-Based RSU Award Agreement (02.23)†			
10.14	Form of Performance Share Award Agreement†	10-K	10.18	February 28, 2022
10.15*	Omnibus Plan – Form of Performance-Based RSU Award Agreement (02.23)†			
10.16	Form of Director Restricted Stock Award†	S-1	10.23	July 18, 2019
10.17*	Omnibus Plan – Director Restricted Stock Award (02.23)†			
10.18	Form of Indemnification Agreement†	S-1	10.24	July 18, 2019
10.19	Director Deferred Fee Program†	S-1	10.25	July 18, 2019
10.20*	Omnibus Plan – SAR Award Agreement†			
10.21	Annual Incentive Plan†	10-Q	10.1	May 14, 2020
10.22	Employment Agreement with Steve Peterson dated July 1, 2020†	10-Q	10.2	August 12, 2020
10.23	Senior Executive Severance Plan†	10-Q	10.3	August 12, 2020
10.24	Employment Agreement with Jana D. Merfen Dated January 27, 2021†	10-Q	10.1	May 6, 2021
21.1*	Subsidiaries of CrossFirst Bankshares, Inc.			
23.1*	Consent of Forvis, LLP			
31.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			
31.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002Oxley Act of 2002			
32.1**	Certification Pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002			
101.INS*	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.			
101.SCH*	Inline XBRL Taxonomy Extension Schema			
101.CAL*	Inline XBRL Extension Calculation Linkbase			
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase			
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase			
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase			
104*	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)			

* Filed Herewith
**Furnished Herewith
† Indicates a management contract or compensatory plan

Item 16.   Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CrossFirst Bankshares Inc.

March 3, 2023

/s/ Benjamin R. Clouse

Benjamin R. Clouse
Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ Rod Brenneman		
Rod Brenneman	**Director (Chairman)**	**March 3, 2023**
/s/ Michael J. Maddox		
Michael J. Maddox	**Director, President and Chief Executive Officer (Principal Executive Officer)**	**March 3, 2023**
/s/ Benjamin R. Clouse	**Chief Financial Officer (Principal Financial Officer and Principal Accounting**	
Benjamin R. Clouse	**Officer)**	**March 3, 2023**
/s/ George Bruce		
George Bruce	**Director**	**March 3, 2023**
/s/ Steven W. Caple		
Steven W. Caple	**Director**	**March 3, 2023**
/s/ Ron Geist		
Ron Geist	**Director**	**March 3, 2023**
/s/ Jennifer Grigsby		
Jennifer Grigsby	**Director**	**March 3, 2023**
/s/ George E. Hansen III		
George E. Hansen III	**Director**	**March 3, 2023**
/s/ Lance Humphreys		
Lance Humphreys	**Director**	**March 3, 2023**
/s/ Mason King		
Mason King	**Director**	**March 3, 2023**
/s/ James Kuykendall		
James Kuykendall	**Director**	**March 3, 2023**
/s/ Kevin Rauckman		
Kevin Rauckman	**Director**	**March 3, 2023**
/s/ Michael Robinson		
Michael Robinson	**Director**	**March 3, 2023**
/s/ Grey Stogner		
Grey Stogner	**Director**	**March 3, 2023**
/s/ Stephen K. Swinson		
Stephen K. Swinson	**Director**	**March 3, 2023**

[THIS PAGE INTENTIONALLY LEFT BLANK]

Board of Directors

Rod K. Brenneman
Chairman of the Board, CrossFirst Bankshares, Inc.

George C. Bruce
CEO, Aladdin Petroleum Corporation and
General Counsel, Aladdin Middle-East, Ltd.

Steven W. Caple
President, Unity Hunt, Inc.

Ron C. Geist
President, RAGE Administrative and Marketing Services
and *Managing Partner,* Starwood Investments, L.P.

Jennifer M. Grigsby
*Former Executive Vice President
& CFO,* Ascent Resources, LLC

George E. Hansen III
Principal, HCI, LLC

Lance A. Humphreys
Manager & Lead Investor, 410 Investments, LLC
and *Managing Partner,* 640 Legacy Partners, LLC

Mason D. King
*Principal, Vice President, Director of Public Equity
Investment Strategies, Portfolio Manager,*
Luther King Capital Management

James W. Kuykendall
President, Equipment World, Inc.

Michael J. Maddox
President & CEO, CrossFirst Bankshares, Inc.
and *CEO,* CrossFirst Bank

Kevin S. Rauckman
Former CFO & Treasurer, Garmin Ltd.

Michael K. Robinson
President & CEO, Leadergy Catalyst LLC

Grey Stogner
Founder & President, Crestview Real Estate, LLC
and *Principal,* The Cogent Group, LLC

Stephen K. Swinson
CEO, CenTrio Energy



Corporate Information
11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
(913) 901-4516

Transfer Agent
Broadridge Corporate Issuer Solutions, LLC
PO Box 1342
Brentwood, New York 11717
(877) 830-4936

Stock Exchange
CrossFirst Bankshares, Inc. is traded under the symbol
CFB on the Nasdaq Global Select Stock Market^{SM}.

Independent Registered Public Accounting Firm
Forvis, LLP
Kansas City, Missouri

Other Information:
Corporate governance and other investor information
may be found at *investors.crossfirstbankshares.com*
or *crossfirstbank.com*.

**A copy of the Company's annual reports on Form 10-K
and quarterly reports on Form 10-Q, as filed with the
Securities and Exchange Commission, are available
without charge to shareholders upon written request
and are also available on our website at
investors.crossfirstbankshares.com. Those with
requests for this or other financial information about
CrossFirst Bankshares, Inc. should contact:**

CrossFirst Bankshares, Inc.
Attn: Investor Relations
11440 Tomahawk Creek Parkway
Leawood, KS 66211
investor.relations@crossfirst.com

Inquiries of an administrative nature relating to
shareholder accounting records, stock transfer, change
of address, and miscellaneous shareholder requests
should be directed to our transfer agent.



